4

Follow-Up Materials

06012774

<u>82- SUBMISSIONS FACING SHEET</u>

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citic Pacific

*CURRENT ADDRESS

PROCESSED
APR 2 5 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2232 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

<u>INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:</u>

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlp

DAT : 4/24/06

CITIC PACIFIC

RECEIVED
2006 APR 24 A 7:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNUAL REPORT 2005

AR/S
12-31-05


CATHAY PACIFIC

Financial Highlights

in HK$ million	2005	As restated 2004
Profit Attributable to Shareholders	**3,989**	3,534
Major Businesses' Contribution		
Special Steel Manufacturing	**808**	438
Property	**1,106**	559
Aviation	**1,058**	1,398
Power Generation	**368**	439
Communications	**(31)**	133
Marketing & Distribution	**232**	284
Civil Infrastructure	**413**	329
Fair Value Change of Investment Properties	***755***	*181*
Cash Contributed from all Businesses	**4,488**	3,402
Capital Employed	**60,321**	51,501
Shareholders' Funds	**39,103**	36,921
Net Debt	**18,639**	12,163
Available Loan Facilities	**10,157**	8,899

in HK$		
Earnings per Share	**1.82**	1.61
Dividends per Share	**1.10**	1.10
Staff	**19,174**	15,915

Please see page 148 for definition of terms used

Business at a Glance CITIC Pacific has over fifteen years of experience and expertise in operating businesses in Hong Kong and mainland China. With our international management and excellent standards of corporate governance, our focus is on special steel manufacturing, property development and power generation in mainland China.



Special Steel Manufacturing

Jiangyin Xingcheng Special Steel, Hubei XinYegang and Daye Special Steel are some of China's leading manufacturers of special steel used in bearings and gears.



Property

CITIC Pacific develops, manages and owns properties including Shanghai's CITIC Square and New Westgate Garden, and Hong Kong's CITIC Tower and DCH Commercial Centre. The focus of the property business is increasingly mainland China.



Power Generation

CITIC Pacific builds, owns and operates power plants in mainland China. Currently the Group has attributable capacity of 3,192MW.



Aviation

CITIC Pacific is a key participant in the aviation sector through Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo.



Civil Infrastructure

Either an owner or manager, CITIC Pacific is involved in all three of Hong Kong harbour crossings – vital facilities that connect Hong Kong Island to Kowloon.


CTM

Communications

CITIC Pacific focuses on providing value added services. CITIC Telecom 1616 and CPCNet provide IDD wholesale and data services, CITIC Guoan operates cable TV networks in mainland China and CTM is Macau's communications provider of choice.



Marketing and Distribution

Through Dah Chong Hong and Sims Trading, the marketing and distribution business serves the people of Hong Kong and other parts of China by distributing an array of motor vehicles, consumer and food commodities, branded food and household products.

Chairman's Letter to Shareholders

CITIC Pacific recorded a net profit of HK$3,989 million for the year 2005, a 13% increase from 2004. Earnings per share were HK$1.82. The board recommends maintaining the final dividend of HK$0.80 per share providing shareholders a total of HK$1.10 per share for 2005.

Many of our businesses achieved satisfactory results. Our special steel manufacturing business saw its profit contribution increase 84% compared with 2004. Property sales and rentals, as well as fair value gains on investment properties as the result of new accounting standards increased profit contribution from the property business by 151%. In addition, a toll increase on the Eastern Harbour Tunnel boosted the profit contribution from the civil infrastructure business. Challenged with high oil prices, both Cathay Pacific and Dragonair worked hard to develop new markets and as a result, achieved their best year in terms of passengers and cargo carried.

Special Steel Manufacturing

Our special steel business produced 3.6 million tonnes of steel in 2005, an increase of 9.7% over 2004 production. We also exported 366,300 tonnes, a 56% rise from the previous year. Given the strong demand for special steel products, both **Jiangyin Xingcheng Special Steel** and **Xin Yegang** operated near their full capacity.

Through acquisitions as well as capacity addition brought about by technological advancement, CITIC Pacific's special steel production capability has been expanding. The new production line Jiangyin Xingcheng Special Steel is building in cooperation with **Sumitomo Metals** is proceeding on schedule and is expected to be in full production in 2007. Upon completion, this production line will have advanced world-class equipment and technology. Its products can substitute for higher grade special steel which is currently being imported. In early 2005, CITIC Pacific concluded its 95% acquisition of Xin Yegang. At the end of the year, the acquisition of Shenzhen Stock Exchange listed **Daye Special Steel** was completed, making the group's attributable interest in Daye aggregate to 56.6%. In addition, Daye Special Steel's share reform plan was approved by shareholders in January of 2006.

In November 2005, CITIC Pacific signed an agreement with the government of Hebei Province to acquire a stake in **Shijiazhuang Steel Mill**. After re-organization, CITIC Pacific's interest in this steel mill will be 65%. With a production capacity of 2 million tonnes, Shijiazhuang's products are mainly supplied to the auto component and oil industries. This acquisition is subject to approval by the relevant government authorities.

With Jiangyin Xingcheng Special Steel, Xin Yegang (including Daye Special Steel) and Shijiazhuang Steel Mill under one umbrella, CITIC Pacific will become one of the largest manufacturers of special steel in China covering more economically developed Eastern, Central and Northern regions. CITIC Pacific's leadership position is already established measured in not only production capacity and variety of products, but also market coverage, among other criteria. Our main tasks going forward are to complete the integration of all three plants, further improve management, maximize synergies, and raise efficiency and product quality. To achieve the above objectives, we are forming CITIC Pacific Special Steel Holdings to carry out organizational, personnel and resource integrations.

Properties

For the past twenty years, with the rapid development of the Chinese economy, general standard of living has been rising. The strong market demand for high quality properties will continue in the foreseeable future. Therefore, CITIC Pacific has, in the past year, increased its investment in mainland China properties. Currently we have a developable land bank of nearly 1.6 million square metres, mostly in the Yangtze River Delta area centred around Shanghai. In addition, we recently signed an agreement with the Wanning Municipal government of **Hainan** Province, in which we will act as the prime developer, to jointly develop a large real estate project with a developable area of 16 square kilometres in the coastal city of Wanning. All these strategic investments are essential to the future development of CITIC Pacific. We not only took advantage of opportunities to acquire land, but also established a solid foundation and guaranteed resources for our property development in the years to come.

The first phase of the **New Westgate Garden**, our residential development project in Shanghai, will be completed in the second quarter of 2006. Over 70% of the units available for sale have been sold. The development has an excellent reputation in the market.

Occupancies at our investment properties **CITIC Square** and **Royal Pavilion** in Shanghai continue to be high with rentals increasing steadily.

The recently announced **Shanghai Pudong Lu Jiazui New Financial District Project** located in the centre of Shanghai is one of the most prominent large development projects in the City. With a total site area of 251,000 square metres, once completed, it will consist of premium office buildings, hotels and residential buildings. In addition, in **Qingpu** District, situated in the major transportation node of Jiangsu and Zhejiang provinces and Shanghai, a low density residential and commercial project will be developed on a 442,000 square metres of land. Site work will commence soon.

In **Ningbo**, our commercial project is progressing well with completion targeted for 2008. In other cities in the Yangtze River Delta area such as **Yangzhou** we also have a large land bank for future development.

In 2005, the **Hong Kong** property market was active with rental income increasing for our investment properties. The **Discovery Bay** development project is progressing well with Phase 13 (Chianti) near completion. Public sale commenced in March and the response was good. In 2005, we sold two pieces of land in the New Territories. In the first quarter of 2006, we successfully sold our 50% holding in **Festival Walk**, as well as our **Tung Chau Street development**. These sales not only provided us with ample income, but also further strengthened the Group's financial position. These resources can be used to fund our investments in the maturing mainland China property market which has the potential for higher returns.

Aviation

In 2005 the profitability of the global airline industry was negatively affected by high oil prices which remain a concern. However, due to strong demand for travel, both **Cathay Pacific** and **Dragonair** registered a record number of passengers and tonnes of cargo carried in 2005. To satisfy growing demand, Cathay Pacific ordered 19 new planes for delivery from 2007 to 2010. Dragonair also announced plans to expand its cargo capacity. The excellent management teams of the two airlines and their focus on reducing unit costs has proven to be essential in maintaining the airlines' profitability in a difficult operating environment.

Power Generation

In 2005, limited new capacity, high coal prices and insufficient increases in tariffs were factors that negatively affected the profit of our power business. However, we continue to make steady progress in building **Ligang Power Station Phase III** (2X600MW) and **Phase IV** (2x600MW) and **Zhengzhou Phase III** (2x200MW). These will be commissioned on schedule in 2006 and 2007 respectively. Upon their completion, CITIC Pacific's attributable generating capacity will reach 6,336MW and the performance of our power business will greatly improve.

Power generation is a very important part of CITIC Pacific's business as we have many years of experience and expertise in building, testing, operating and managing power stations. From a macro perspective, China's per capita consumption of electricity is still very low compared with other developed countries in the world. Therefore, with the continued development of the Chinese economy, demand for electricity will continue to rise. Even though in the short-term there have been uncertainties in the price of coal and the supply and demand of electricity, we are confident in the long-term prospect of the power generation business.

Communications

Amid intense competition, **CITIC Telecom 1616** and **Macau Telecom** achieved satisfactory results in 2005. We also strengthened the managements of our Internet games, e-commerce and other value added service businesses. These efforts are already showing results.

Marketing and Distribution

Dah Chong Hong and **Sims Trading** continue to make steady progress in their development. Motor vehicle sales in Hong Kong performed well in 2005. Although there is intense competition in the mainland motor vehicle market, the overall market continues to grow. This will provide Dah Chong Hong future opportunities for growth. In general trading, Sims performed particularly well and experienced increases in both its revenue and profit. Our Shiseido joint venture achieved excellent results with profit at its historical high, supported by the growing number of mainland tourists to Hong Kong.

Civil Infrastructure

Fuelled by the recovery of the Hong Kong economy, traffic at the **Western Harbour Tunnel** increased 5% compared with 2004. After the toll increase on the **Eastern Harbour Tunnel** in May, traffic initially dropped but is now rising steadily. Profit contribution from the civil infrastructure business rose 26% from 2004. It continues to provide CITIC Pacific with strong and steady cash flow.

Looking to the Future

The rapid rise of the Chinese economy has a positive impact on the economies of Hong Kong, Asia and the world. Looking at 2006, we believe that the overall investment and operating environment in Hong Kong and mainland China will remain positive. This will be beneficial to the development of our businesses and increase their profitability. Going forward, the focus of our businesses will continue to be on mainland China. At the same time, we will focus more on those core businesses that we control and actively manage to leverage off of our expertise. We will strive for excellence and endeavour to capture business opportunities to achieve higher returns for our investors.

On behalf of all the directors, I would like to express my heart felt thanks to everyone at CITIC Pacific for their hard work and to our investors, bankers and everyone else for their continuing support. I look forward to working with you all for a greater 2006. Let me take this opportunity to welcome Mr Leslie Chang on becoming an executive director of CITIC Pacific on 1 April 2005. Mr Chau Chi Yin, Mr Milton Law and Mr Wang Ande will become executive directors of our company effective April 1 of 2006. They will further strengthen our management team. Mr Chang Zhenming and Mr Yao Jinrong resigned as executive directors of the Group effective June 2005 and April 2006 respectively. I would like to thank them both for their significant contribution to our company.

Larry Yung Chi Kin
Chairman
Hong Kong, 22 March 2006









Electric Arc Furnace of Jiangyin Xingcheng Special Steel

With total annual production capacity of 4 million tonnes, CITIC Pacific Special Steel is a leader in the manufacture of special steel in China. Major products are used in the making of bearings, gears and seamless steel pipes. Our customer coverage extends to Eastern, Central and Northern China.

Special Steel

in HK$ million	**2005**	2004
Turnover	**12,160**	7,177
Contribution	**808**	438
Proportion of total contribution	**20%**	11%
Net assets	**5,781**	4,840
Capital expenditure	**2,063**	3,417


CITIC Pacific Special Steel
95%
79%
65%
Xin Yegang
2m tonnes capacity
Jiangyin Xingcheng
Special Steel
2.3m tonnes capacity
Shijiazhuang Steel
pending approval
North
Shijiazhuang,
Hebei Province
East
Jiangyin,
Jiangsu Province
Central
Huangshi,
Hubei Province

CITIC Pacific's special steel business is built over ten years of experience in operating the **Jiangyin Xingcheng Special Steel** plant. In the past two years, CITIC Pacific took advantage of the opportunity to acquire 95% of the **Xin Yegang** steel mill and also signed an agreement for a 65% interest in the **Shijiazhuang Steel Mill**. Today CITIC Pacific is a leader and driving force in the manufacturing of special steel in China. In 2005, a total of 3.6 million tonnes of special steel was produced including 1.7 million tonnes from Xin Yegang which became part of CITIC Pacific during the year. Production increased 9.7%, a result of continued solid demand for our products and each plant operated near its design capacity.

Key products of CITIC Pacific Special Steel

(includes Jiangyin Xingcheng Special Steel and Xin Yegang)

Products	2005 Market Share	Production ('000 Tonnes) 2005	2004*
Alloy tube billet	69%	**554**	285
Alloy spring	58%	**316**	283
Gear	29%	**430**	518
Bearing	21%	**383**	419

** CITIC Pacific had no equity interest in Xin Yegang in 2004*

Our products are sold to these industries

Industries	2005 Sales ('000 Tonnes)	Percentage
Auto components	1,423	40%
Industrial manufacturing	622	18%
Power generation	362	10%
Oil and petrochemical	220	6%
Construction	156	4%
Metal work	123	3%
Railway	47	1%
Ship building	44	1%
Export	366	10%
Others	257	7%

Jiangyin Xingcheng Special Steel: located in Jiangsu Province, it is a leader in China manufacturing high-grade special steel used in bearings, gears, springs and high-pressurized pipes, with annual production capacity of 2.3 million tonnes. The plant's products are mainly supplied to the auto components, power generation, industrial manufacturing, oil and petrochemical industries. Many of the products have been certified by worldwide renowned users such as SKF of Sweden, FAG of Germany and Caterpillar of the United States. Jiangyin Xingcheng Special Steel is strategically situated next to the Yangtze River with two 50,000 tonne wharfs, making transportation of raw materials and finished products convenient and cost effective.

In 2005, total production was 1.88 million tonnes, an increase of 7% compared with 2004. Export also grew 38% to 250,000 tonnes.

The management of Jiangyin Xingcheng Special Steel has, over the years, paid much attention not only to improving operating efficiency, but most importantly, to upgrading product quality, both of which are the keys to maintaining its market leadership. In 2005, approximately 30% of its products are high-end steel compared with 10% in 2004. Jiangyin Xingcheng Special Steel is also co-operating with **Sumitomo Metals Kokura** to produce high-grade special steel targeting primarily import substitution for auto components. Construction of this production line is progressing well with completion targeted for 2007.

Xin Yegang: became part of the CITIC Pacific's special steel business after CITIC Pacific completed acquisition of its 95% interest in October 2004. CITIC Pacific also holds a 56.6% interest in Shenzhen Stock Exchange listed Daye Special Steel through Xin Yegang and CITIC Pacific China. Xin Yegang made its first profit contribution to CITIC Pacific's special steel business in 2005. During the year, a total of 1.7 million tonnes of steel was produced, an increase of 13% from 2004. The plant has two million tonnes of production capacity.

Xin Yegang, the earliest steel plant in China, has a long history dating back to 1908. It is situated next to the Yangtze River with three 5,000 tonne wharfs for use in the transportation of raw materials and finished products. Its main products such as high alloy steel, tool and die steel and seamless steel tubes are used in the oil, petrochemical and industrial manufacturing sectors. Xin Yegang supplied steel used in China's manned spacecraft Shenzhou VI.

In January 2006, the shareholders of Daye Special Steel approved a Share Reform Plan in which Xin Yegang will grant a put option to each holder of Daye Freely Transferable Shares to sell the shares to Xin Yegang at RMB3.8 per share. The implementation of this plan is in line with the development of mainland China's securities market and will render the non-transferable shares of Daye freely transferable on the Shenzhen Stock Exchange. This is positive to CITIC Pacific as it will enhance the value of CITIC Pacific's interest in Daye.

Shijiazhuang Steel Mill: In November 2005, CITIC Pacific signed an agreement to acquire a 65% interest in Shijiazhuang Steel Mill. The transaction is subject to approval by the relevant government authorities. Located in Hebei Province in northern China, Shijiazhuang Steel Mill has a production capacity of 2.2 million tonnes. Its main products are bearing, gear, spring steel and tube billets, supplied mostly to the auto component and oil industries.

2005 saw general steel prices decline towards the end of the year due to over supply. For special steel, overall demand stayed firm, in particular in the higher quality product categories. Even though average product prices saw a decline, the magnitude was significantly less than those of general steel. For higher quality products pricing remained firm. However, due to the already high cost of raw materials and some over supply of lower end products, overall margins were under pressure. Having long realized this potential 'over crowding', for many years, we have paid attention to technological innovation and the continued upgrading of our products. This is key to maintaining our leadership in this business. China's new Steel Industry Policy sets out guidelines for promoting larger, more efficient steel enterprises through merger and acquisition of smaller, energy consuming, inefficient plants. This will certainly benefit companies such as ours that command economy of scale, know how, modern technology and constant product improvement.

The special steel market in China is roughly 9–10% of the approximately 340 million tonnes of total steel produced in 2005. This is very low compared with an average of 15–20% in industrialized countries. As China's economy and in particular its auto, power generation, oil, petrochemical and industrial manufacturing industries continue to grow, it is inevitable that more and more special steel will be needed.

With the three special steel manufacturers under one umbrella, CITIC Pacific's main task going forward is to continue the substantial integration we have begun in order to achieve efficiencies, better management, higher product quality, and enhanced market positioning. We are already seeing synergy created by the plants working together in the areas of raw material purchasing, customer coverage and product realignment. To this end, we are also in the process of setting up a CITIC Pacific Special Steel holding company which will manage all three entities. This will make CITIC Pacific a major player in the special steel market in China with customer coverage spanning the Eastern, Central and Northern regions.









Retail complex of CITIC Square, one of the top-quality office buildings in Shanghai

CITIC Pacific develops, manages and owns large scale properties in both mainland China and Hong Kong, where the Group has landmark developments such as CITIC Square and New Westgate Garden in Shanghai and CITIC Tower in Hong Kong. The focus of CITIC Pacific's property development in the future will be on mainland China where we have a large high quality land bank.

Property

in HK$ million	**2005**	2004
Turnover	**1,409**	768
Contribution	**1,106**	559
Proportion of total contribution	**28%**	15%
Net assets	**21,766**	18,557
Capital expenditure	**2,526**	1,291

CITIC Pacific develops and invests in large-scale residential and commercial properties in mainland China and Hong Kong. The Group's team of experienced property professionals not only identifies investment opportunities, but also supervises construction and manages completed developments.

Over the past two years, CITIC Pacific has been increasingly focused in mainland China by acquiring land in Shanghai and major secondary cities in the Yangtze River delta area. At the end of February 2006, the Group had a total of 1.1 million square metres of land that can be developed into about 1.6 million square metres of gross floor area over the next few years. In addition, the Group will also be the prime developer for a virgin site in Hainan Province.

Properties in Mainland China

	Usage	Ownership	Approx. site area (sq. metre)	Approx. GFA (sq. metre)	Expected completion date
Investment Properties					
CITIC Square, Shanghai	Commercial	80%	14,500	109,000	Completed
Royal Pavilion, Shanghai	Service apartment	100%	8,800	35,000	Completed
Development Properties					
New Westgate Garden, Shanghai	Residential	100%	68,300	266,000	Phase I completion expected in 2Q/2006
Qingpu Development, Shanghai	Residential, hotel and commercial	100%	442,000	250,000	2008 to 2011
Lu Jia Zui New Financial District Project, Shanghai (Phases I, II and III*)	Commercial, hotel and residential	49%	251,400	847,000	2009 to 2014
Commercial Project, Ningbo, Zhejiang	Commercial	99%	39,500	98,000	2008
Yangzhou, Jiangsu	Residential, commercial	100%	328,600	437,000	2008 to 2010

** Framework agreement signed*

GFA = gross floor area

Shanghai

Lu Jia Zui New Financial District: In August 2005 and January 2006, CITIC Pacific and China State Shipbuilding Corporation formed joint ventures in which CITIC Pacific holds a 49% interest. The JVs have the right to develop two pieces of adjacent land totalling 216,400 square metres, located in the new financial district of Lu Jia Zui in Pudong. The project site, previously used as a shipyard, abuts the south shore of the Huangpu River, and is to the east of the Oriental Pearl TV Tower. The first phase (site area of 35,100 square metres) is expected to be completed in 2009 and second phase (site area of 181,300 square metres) in 2014. On completion, the entire project will comprise of commercial, residential, hotels and grade A office buildings with a total gross floor area of 558,000 square metres. Also in January, CITIC Pacific signed a framework agreement with China State Shipbuilding Corporation to form another JV to develop an additional 35,000 square metres of land next to the other two sites, with a total gross floor area of about 290,000 square metres.

Qingpu: Up to the end of January 2006, CITIC Pacific has acquired a total of 442,000 square metres of land in Qingpu District in the western part of Shanghai. The area will be developed into low density residential and commercial buildings. Total gross floor area is approximately 250,000 square metres. Master planning design for the development is in progress. Site development work for the first phase is expected to commence in the second half of 2006.

New Westgate Garden residential project is located in the Huangpu District of Shanghai adjacent to Xizang Nanlu and Jianguo Donglu. It is within walking distance from a future subway station of the new Metro Line 8. With a gross floor area of approximately 266,000 square metres, once completed, it will comprise residential towers, a multi-storey commercial complex with retail shops and a basement car park. The first phase of the project will be completed in the second quarter of 2006. Of the total 669 units available for sales, 473 had been sold by the end of February 2006.

CITIC Square, 80% owned by CITIC Pacific, is a retail and Grade A office tower on Nanjing Xi Lu, Shanghai. Its rental continues to rise steadily with 98% occupancy. **Royal Pavilion**, 100% owned by CITIC Pacific, is a luxury service apartment with 95% occupancy, and its rental income is stable.

Other Locations

In **Ningbo**, Zhejiang Province, the Group is building a commercial project comprising of office and retail with total gross floor area of approximately 98,000 square metres. Design is currently underway with foundation work expected to begin in the second half of 2006.

In **Yangzhou**, Jiangsu Province, CITIC Pacific has land totalling 328,600 square metres for development of a commercial and residential project with a gross floor area of 437,000 square metres. Planning design work is in progress with the commencement of site work targeted for the second half of 2006.

In **Hainan Province,** CITIC Pacific signed a framework agreement with Wanning Municipal Government in September 2005 to jointly develop a world-class resort type real estate in Shenzhou Peninsula on Hainan Island. The project has a 38 square kilometres planning area, of which 16 square kilometres is developable site area. This is a virgin site with four south facing beaches and about 8 kilometres of scenic coastline. CITIC Pacific will be the prime developer responsible for the master plan of the entire site, setting up the infrastructure and attracting investors and developers to participate in the project.

Properties in Hong Kong

	Usage	Ownership	Approx. GFA (sq. metre)
Investment Properties			
CITIC Tower	Commercial	40%	52,000
DCH Commercial Centre	Commercial	100%	36,000
Wyler Centre	Industrial	100%	37,000
Broadway Centre	Industrial	100%	32,000
Yee Lim Industrial Centre	Industrial	100%	30,000
Others	Various	100%	51,000
Development Properties			
Discovery Bay	Residential township	50%	281,000
Including Chianti (Phase 13)			50,000

In the first quarter of 2006, CITIC Pacific sold its 50% interest in **Festival Walk** and its **Tung Chau Street Development**. Two other pieces of land in the New Territories were also sold in 2005 for a significant profit. Proceeds from the sales will be used to fund the development of property projects in mainland China and to strengthen the Group's financial position.

Discovery Bay, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. Since its commencement in 1973, Discovery Bay has grown from a holiday resort to a fully integrated, self-contained suburban multinational residential community of both locals and expatriates. Its planning is based on the concept of a private car free, green town development with a comprehensive range of educational, community and social facilities to serve the Discovery Bay population. Situated on the Northeastern shore of Lantau Island, Discovery Bay is endowed with ample open space, recreational and leisure facilities including a private beach, a central park, scenic promenade, golf courses and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay with a total gross floor area of approximately 217,000 square metres, of which 91,000 square metres have been developed as Siena One (Phase 11) and Siena Two (Phase 12). **Chianti (Phase 13)**, which has a gross floor area of 50,000 square metres, is progressing well with Occupation Permit expected in the first quarter of 2006. Sales began in March of 2006 and the response was good. As at mid March, 142 units out of a total of 530 units were sold.

CITIC Tower, 40% owned by CITIC Pacific, is our headquarters and a landmark on the Hong Kong waterfront comprising of 52,000 square metres of offices, retail shops and restaurants, and linked to the Admiralty MTR station with a footbridge. The building is currently 99% occupied. Rentals strengthened in 2005 compared with 2004.





Ligang Power Station in Jiangsu Province, China

CITIC Pacific's power team has over 15 years of experience as a power operator in mainland China. We have first hand experience, knowledge and expertise in seeking investment opportunities, supervising construction and active involvement in the management of plants' day to day operations.

Power Generation

in HK$ million	**2005**	2004
Contribution	**368**	439
Proportion of total contribution	**9%**	12%
Net assets	**5,652**	4,393
Capital expenditure	**1,518**	2,739

Our experience and expertise in power generation is built upon over fifteen years of constructing and operating power stations in mainland China. At the end of 2005, CITIC Pacific had a total attributable capacity of 3,192MW.

In 2005, total electricity generated by all power plants in which CITIC Pacific has an interest was 78 billion kwh, an increase of 7% compared with 2004 due to electricity generated from new capacity at North United Power which was added in late 2005. During the same period, the price of coal, the main raw material for our coal-fired power stations, went up 10% to 33% at different plants compared with the previous year. The limited tariff increases implemented in May was not nearly enough to offset the coal price rise. These two factors led to a decline in the profit contribution from our power business.

CITIC Pacific's Attributable Capacity


MW
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
03
04
05
06
07
Ligang IV 1,200MW
Zhengzhou III 200MW
North United 2,546MW
Ligang III 1,200MW
Zhengzhou III 200MW
North United 3,610MW
Attributable Forecast

Operational statistics of CITIC Pacific's power plants

Power Plant	Location (province)	Installed Capacity (MW)	Ownership %	Type	Utilisation Hours	Electricity Generated 2005 (m kWh)	2004 (m kWh)	change %	Heat Generated 2005 (kGJ)	2004 (kGJ)	change %
Ligang	Jiangsu	1,400	65	Coal fired	6,078	8,510	9,524	-11	NA	NA	NA
Hanfeng	Hebei	1,320	15	Coal fired	6,478	8,552	8,662	-1	NA	NA	NA
Huaibei	Anhui	600	12.5	Coal fired	6,118	3,671	3,849	-5	NA	NA	NA
Kaifeng	Henan	125	50	Coal fired	5,368	671	704	-5	NA	NA	NA
North United	Inner Mongolia	6,785	20	Coal fired	6,940	47,091	40,259	17	39,417	37,651	5
Zhengzhou	Henan	600	50	Co-generation	5,707	3,424	3,441	0	5,230	5,331	-2
Hohhct	Inner Mongolia	400	35	Co-generation	7,227	2,891	2,889	0	2,129	1,730	23
Jilin	Jilin	200	60	Co-generation	7,300	1,460	1,379	6	1,611	1,150	40
Weihai	Shandong	36	49	Co-generation	4,472	161	123	31	3,323	2,573	29
Chenming	Shandong	24	49	Co-generation	8,083	194	207	-6	3,434	3,349	3

Looking at 2006, the supply of coal has eased as production increased and transportation bottleneck improved. However, utilisation rates for most power stations have seen a decline from their peak levels in 2004 as new capacity come on stream. Our tasks for this year and beyond are to continue our effort to secure supply of coal through long-term contracts and further improve the efficiency of our power plants.

At the same time, construction of **Ligang Phase III** (2 x 600MW) and **Phase IV** (2 x 600MW) is on schedule with commercial operation expected at the end of 2006 and 2007 respectively. Construction of **Zhengzhou Phase III** (2 x 200MW) is progressing well with commercial operation on target for the end of 2006 and the first half of 2007. In addition, North United has plans to add new capacity in the next two years. After completion of these projects, CITIC Pacific's attributable capacity will increase to 6,336MW, and we expect better performance from the power business.

CITIC Pacific is positive on the long-term outlook of the power generation business supported by the belief that China's demand for electricity will continue to rise as the Chinese economy develops. Even though there are short-term uncertainties in utilisation rates as well as the current imbalance between the open coal market and regulated tariff regime, there is no doubt that China needs a lot of electricity, and power generation is an attractive business for efficient operators like CITIC Pacific.



Generators of Ligang Power Station


CATHAY PACIFIC



Cathay Pacific's Airbus airliner A340-600

CITIC Pacific's active participation in the airline business is evident in representation on not only the boards but also the executive committees of the two major Hong Kong airlines.

Aviation

	Headquarters	Ownership
Cathay Pacific	Hong Kong	25.4%
Dragonair	Hong Kong	28.5%
HACTL	Hong Kong	10%
Air China Cargo	Beijing	25%

in HK$ million	**2005**	2004
Cathay Pacific	**825**	1,097
Dragonair	**86**	186
HACTL	**103**	90
Air China Cargo	**44**	25
Contribution	**1,058**	1,398
Proportion of total contribution	**27%**	37%
Net assets	**12,397**	11,747
Capital expenditure	**0**	518

Cathay Pacific (www.cathaypacific.com) is an international passenger and freight carrier based in Hong Kong providing top quality services to 92 destinations around the world. As the second largest shareholder, CITIC Pacific, through participation on the board, the executive and other committees, has been actively involved in Cathay Pacific's management since it first became a shareholder in 1991.

Cathay Pacific

Monthly Passengers Carried


in '000
1,400
1,200
1,000
800
600
400
200
1 2 3 4 5 6 7 8 9 10 11 12
month
2005
2004
2003

Monthly Cargo Carried


in '000 tonnes
110
100
90
80
70
60
50
1 2 3 4 5 6 7 8 9 10 11 12
month
2005
2004
2003

2005 was another record year in the history of Cathay Pacific in which the airline carried 15.4 million passengers and 1.1 million tonnes of freight, an increase of 13% and 15% respectively from record levels in 2004. This outstanding performance is a result of increased demand for travel from around the world. Although revenue rose 19% to HK$50,909 million, profit declined 25% to HK$3,298 million due to the high cost of fuel which remains a concern.

During 2005, Cathay Pacific expanded its fleet by adding seven passenger aircraft and two freighters to meet travel and cargo demands. Cathay Pacific also ordered 16 long-haul Boeing 777-300ERs and three Airbus A330-300s for regional services, all to be delivered between 2007 and 2010. This underscores Cathay Pacific's confidence in the future growth of the airline business and Hong Kong as a global hub. Cathay Pacific has the advantage of neighbouring mainland China where the air travel market is growing rapidly. The additional capacity and expansion of its network will prove to be essential in providing customers the convenience of accessing China on the same carrier. After taking a 10% stake in Air China in late 2004, Cathay Pacific has been co-operating with the mainland China's flagship airline in many operational aspects including marketing and sales among others. This will promote closer partnership and co-operation between the two airlines, which will be mutually beneficial to both.

Dragonair (www.dragonair.com) operates passenger services to 30 destinations in Asia, of which 22 are to mainland Chinese cities. In 2005, Dragonair flew 5 million passengers and also carried 385,000 tonnes of cargo, setting new records in both. Compared with 2004,

Dragonair

Monthly Passengers Carried


in '000
500
400
300
200
100
0
month
1 2 3 4 5 6 7 8 9 10 11 12
2005
2004
2003

Monthly Cargo Carried


in '000 tonnes
40
35
30
25
20
15
10
month
1 2 3 4 5 6 7 8 9 10 11 12
2005
2004
2003

the increases were 9.9% and 12.5% respectively. However, due to high oil prices, profit declined 53% to HK$300 million compared with 2004, even though net traffic revenue rose 18% from a year ago. During 2005, travels to and from mainland China, in particular the outbound China traffic continued its strong growth, supported by China's economic growth, the rise in people's standard of living and was also boosted by the extension of the 'Individual Travel Scheme' which encourages travels to Hong Kong. To meet the increase in demand, more flights were added to major cities, in particular during the summer months. Dragonair also furthered its co-operation with Air China by extending its code-share arrangements to seven cities in the mainland, therefore providing passengers with greater choices and better accessibility. The strong growth in cargo was driven by strong demand to and from mainland China. During 2005, Dragonair also launched a thrice-weekly freighter service to New York.

HACTL (www.hactl.com) operates SuperTerminal 1, the largest air cargo terminal in the world. In 2005 it handled a total of 2.4 million tonnes of cargo – the highest yearly tonnage throughput ever achieved, and an increase of 7.5% from its previous high in 2004. Strong growth in exports to mainland China, the U.S. and Europe was the driving force in HACTL's record. SuperTerminal 1 has a potential capacity of 3.5 million tonnes per annum, providing adequate capacity to support a robust growth of air cargo in Hong Kong and mainland China into the future.

Air China Cargo Co., a joint venture in which CITIC Pacific has a 25% interest, began operation in January 2004. It handles all of Air China's international and domestic cargo and related ground service businesses. Total freight carried in 2005 was 708,160 tonnes, an increase of 10% from 2004. At the end of 2005, the Company employed six freighter planes and used the belly space in Air China's 167 passenger planes to carry cargo. It now flies to 73 domestic and 41 international destinations.


B-HSG

Dragonair fleet





Eastern Harbour Crossing - one of the three cross harbour tunnels in Hong Kong.

The investment in Eastern Harbour Tunnel was CITIC Group's early business in Hong Kong 20 years ago. Now CITIC Pacific is the major owner of the Eastern Harbour Tunnel, an owner of the Western Harbour Tunnel and joint manager of the Cross Harbour Tunnel.

Civil Infrastructure

	Location	Ownership
Eastern Harbour Tunnel		
Road	Hong Kong	71%
Rail	Hong Kong	50%
Western Harbour Tunnel	Hong Kong	35%
Four waste treatment facilities	Hong Kong	20 – 50%
Laogang Phase 4 landfill	Shanghai	30%

in HK$ million	**2005**	2004
Contribution	**413**	329
Proportion of total contribution	**10%**	9%
Net assets	**2,351**	2,130
Capital expenditure	**225**	61

Tunnels in Hong Kong


Kowloon
Western Harbour Tunnel
Cross Harbour Tunnel
Eastern Harbour Tunnel
Hong Kong

Eastern Harbour Tunnel ('EHT') (www.easternharbourtunnel.com.hk) registered an average daily traffic decrease of 13% in 2005 to 63,865 vehicles due to a toll increase implemented in May. Average daily traffic declined from 72,096 vehicles in April to 56,069 in May, a drop of 22%. Since then, traffic has returned steadily to a high of 63,060 in November. Despite the decline in traffic volume, profit increased 33% compared with 2004. CITIC Pacific is a controlling shareholder in the road tunnel with a 71% interest, and has a 50% interest in the rail tunnel.

Eastern Harbour Tunnel Average Daily Traffic


number of vehicles
80,000
75,000
70,000
65,000
60,000
55,000
50,000
month
1 2 3 4 5 6 7 8 9 10 11 12
2005
2004
2003

Western Harbour Tunnel ('WHT') (www.westernharbourtunnel.com) is a key section of the Route 3 highway which links Hong Kong Island to mainland China and Chek Lap Kok Airport. CITIC Pacific's shareholding is 35%. Fuelled by the recovery of the Hong Kong economy and increasing number of mainland tourists, average daily traffic in 2005 registered a 5% increase to 41,188 vehicles. Combined with the toll increase in July of 2004, profit in 2005 has greatly improved. However, WHT's traffic growth is limited by the delay in the completion of access roads, particularly the Central-Wanchai bypass, and competition from the low tolls at the government-owned Cross Harbour Tunnel.

CITIC Pacific also has a 35% interest in the company that has managed the **Cross Harbour Tunnel** under contract from the government since September 1999, which will expire in 2006.

Western Harbour Tunnel Average Daily Traffic


number of vehicles
50,000
45,000
40,000
35,000
30,000
month
1 2 3 4 5 6 7 8 9 10 11 12
2005
2004
2003



Entrance of Western Harbour Tunnel

Environmental

CITIC Pacific has an interest in four waste treatment facilities in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes of daily waste processing capacity and a landfill site with a 43 million cubic metre capacity. In 2005, a total of 4 million tonnes of waste was processed, the same as 2004.

In Shanghai, a joint venture between CITIC Pacific, Veolia Environmental Services (formerly Onyx) and Shanghai government is responsible for the design, construction, operation and maintenance of the **Phase 4 of Laogang Municipal Waste Landfill** for 20 years. Commercial operation commenced in December 2005.


Business
CTM

Office of CITIC Telecom 1616

CITIC Pacific focuses on providing value added services to customers. These services include IDD wholesale, Virtual Private Network and other e-commerce related activities such as Internet games.

Communications

	Location	Ownership
CITIC Telecom 1616	Hong Kong	100%
CPCNet	Hong Kong	100%
CITIC Guoan	Beijing	50%
CTM (Macau Telecom)	Macau	20%

in HK$ million	**2005**	2004
Turnover	**1,219**	1,449
Contribution	**(31)**	133
Proportion of total contribution	**(1%)**	3%
Net assets	**2,218**	2,525
Capital expenditure	**134**	177

CITIC Pacific's communications businesses include IDD wholesale and data services, Macau Telecom, a full service telecommunications operator and others that focus on providing value-added services.

IDD Wholesale and Data Services

CITIC Telecom 1616 (www.citic1616.com) is a leader in Asia's IDD wholesale market, interconnected to more than 200 international telecom and mobile carriers in over 80 countries. It is also a wholesale service provider for Short Message Data and Outsourcing services. In 2005, 1616 handled approximately 3,172 million minutes of IDD traffic of which 60% was destined for mainland China where its primary customers are China Unicom, China Mobile and China Telecom.

CPCNet Hong Kong (www.cpcnet.com), a telecommunications carrier, provides Internet services to corporate customers in the Greater China area. Its main product, 'TrueConnect', is the first Multiprotocol Label Switching based Internet Protocol Virtual Private Network built in Greater China. The business performed satisfactorily in 2005 and is now profitable. During 2005, much effort was put into seeking carrier partners in particular those in the Tier-1 category and expanding the customer base.

CTM

20% owned by CITIC Pacific since 1991, Companhia de Telecomunicacoes de Macau ('CTM') (www.ctm.net) is the provider of choice of fixed line, mobile telephone and Internet access services to the people of Macau SAR. Profit for 2005 rose 39% over 2004 due to healthy growth of the economy in Macau. At the end of 2005, Macau Telecom had 46% of the mobile phone market, its Internet customer base expanded by 15% and its total IDD outgoing traffic also increased by 53%.

CITIC Guoan

CITIC Guoan's primary business is its 50.3% interest in **CITIC Guoan Information Industry Co., Ltd.** ('Guoan Information'), a Shenzhen Stock Exchange listed company whose primary business is operating cable TV networks in mainland China. At the end of 2005, Guoan Information had approximately 5.8 million subscribers in 18 cities. In addition to its CATV networks, Guoan Information also has interests in system integration and software development.

In January 2006, shareholders of Guoan Information approved a share reform plan in which 3.2 non-freely transferable shares in the company will be given to each holder of freely transferable shares of Guoan Information for every ten freely transferable shares held by such holders. As a result, all shares will become freely transferable on the Shenzhen Stock Exchange and CITIC Guoan's interest in Guoan Information has been reduced from 62% to 50.3%.

E-Commerce

CITIC Pacific's cooperation with All-China Sports Federation and The Chinese Olympic Committee continues to focus on developing business models. Our Internet games business continues to focus on developing new games to attract more players.





Dah Chong Hong
Car Show Room
in Shanghai

Through Dah Chong Hong and Sims, CITIC Pacific distributes motor vehicles, consumer and food commodities, household and branded products in Hong Kong and mainland China. The Group also partners with brand owners to provide total logistics solutions.

Marketing and Distribution

	Location	Ownership
Dah Chong Hong	Hong Kong	100%
Sims Trading	Hong Kong	100%

in HK$ million	**2005**	2004
Turnover	**10,984**	12,078
Contribution	**232**	284
Proportion of total contribution	**6%**	7%
Net assets	**3,636**	3,708
Capital expenditure	**200**	203

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products with substantial operations in Hong Kong and mainland China, and businesses in Japan, Singapore and Canada.

In recent years, DCH has utilized its strengths in marketing and distribution to develop synergic businesses in manufacturing and logistics in the Pearl River delta area.

Motor Vehicle Trading

in HK$ million	**2005**	2004
Turnover	**5,559**	6,730
Contribution	**146**	148

Hong Kong Motor Vehicle Sales

		Units Sold	
Type	Brands	**2005**	2004
Passenger	Acura, Audi, Bentley, Honda, Nissan, Opel, Saab, Volkswagen	**6,501**	5,539
Commercial	DAF, Isuzu, MAN, UD Nissan Diesel	**2,938**	2,931

DCH Motor is one of the largest distributors of motor vehicles with a 29% market share in 2005. It distributes a wide range of vehicles.

In 2005, the overall motor vehicle sales volume in Hong Kong softened slightly by 1% after a strong recovery in 2004. Higher interest rate dampened demand for new cars. DCH performed well above the market with an 11% increase in vehicle sales. Passenger car sales rose 17% while those of commercial vehicles maintained 2004's level. As a result, DCH's market share increased by three percentage-points to 29%.

In addition to selling motor vehicles, a big part of DCH's business is providing an extensive range of motor related services such as after sales service and inspection, parts retail and distribution, leasing and fleet management, and aviation ground supporting services. DCH Motor Service Centre in Kowloon Bay is the largest of its kind in Hong Kong.

DCH Vehicle Sales in Hong Kong



Units
10,477
3,226
7,251
01
9,673
2,489
7,184
02
7,005
2,310
4,695
03
8,470
2,931
5,539
04
9,439
2,938
6,501
05
Passenger
Commercial

Mainland China Motor Vehicle Sales

Type		Brands (DCH & partners)	Units Sold 2005	Units Sold 2004
Passenger	Imports:	Bentley, Honda, Nissan, Opel, Renault	**618**	3,574
	Domestic:	Beijing Hyundai, Guangzhou Honda, Hainan Mazda, Dongfeng Nissan, FAW Toyota, SGM	**7,136**	4,051
Commercial	Imports:	Isuzu, Iveco, UD Nissan Diesel, MAN	**515**	3,404
	Domestic:	Qingling, Dongfeng Nissan Diesel, Naveco	**1,140**	1,498

DCH distributes both imported and domestically manufactured vehicles through local partners, where unlike Hong Kong, most distributorships are not exclusive.

In 2005 overall sentiment in mainland China's motor vehicle market improved with total vehicle sales reaching 5.7 million units, an increase of 14% compared with 2004. The growth in passenger car sales was particularly strong, helped by dealers' aggressive price cutting.

2005 saw many changes in the development of the motor vehicle market in mainland China. It was the first year after the abolition of the import quota system. New regulations were also being implemented, and one stipulates that the wholesale distribution of imported vehicles must be exclusively handled by one wholesaler per brand – now mostly controlled by brand owners. This certainly affected DCH's import car sales. This factor, combined with delayed Isuzu truck imports due to new import requirements, resulted

DCH Vehicle Sales in Mainland China

Units


3,118
1,354
4,472
9,434
4,306
13,740
6,171
7,932
14,103
7,625
4,902
12,527
7,754
1,655
9,409
01
02
03
04
05
Passenger
Commercial

DCH Vehicle Sales in Hong Kong vs Mainland China

Units


10,477
4,472
9,673
13,740
7,005
14,103
8,470
12,527
9,439
9,409
01
02
03
04
05
Hong Kong
Mainland China

in DCH's vehicle sales in mainland China decreasing by 25% in 2005 compared with 2004. In order to achieve continuous growth, DCH has accelerated the development of its domestic vehicle dealership network with the support of local partners. Five dealership shops were acquired in 2005 including two new brands: FAW Toyota and SGM. Such effort has paid off as the sales of domestic brands rose 49% in 2005.

Mainland China continues to be the focus of future development of DCH's motor vehicle business. China is now the third largest motor vehicle market in the world and is becoming an integral part of the global production system of all major international brands. Domestically manufactured international brands now dominate the China market as almost all major manufacturers in the world have developed production capacities in the mainland and some also invested in long-term R&D facilities. As a result, total vehicles exported (complete built-up units and vehicle chassis) from mainland China reach a record high of over one million units in 2005, an increase of 1.7 times from 2004. This demonstrates China's potential as a motor vehicle exporter in the years to come.

Looking ahead, mainland China's auto market will become more mature and more in line with major markets in the world as the country continues to open up according to WTO requirements. To pave the way for future business growth and competition, DCH will continue to expand its distribution networks in China while devoting efforts to enhance its management system and service quality.

Non-Motor Trading

in HK$ million	**2005**	2004
Turnover	**5,425**	5,348
Contribution	**86**	136

The non-motor trading business includes DCH and Sims. **DCH** distributes in Hong Kong, Macau and mainland China consumer and commodity food products including frozen meat, rice and cereal, edible oils and Chinese foodstuffs, cosmetics, home electrical appliances and audio visual equipments. **Sims** (www.simshk.com) specializes in the distribution of branded food, beverage, household and healthcare products in Hong Kong, Macau, and mainland China for the retail and catering markets. The brands represented by Sims include Pocari Sweat, Ovaltine, Almond Roca, Barilla, Heinz for the Hong Kong market and Ferrero, Pringles, Wyeth, UHA, Campbell, Almond Roca, Smirnoff, Guinness and Bailey's for the mainland China market. Sims provides third party logistics services to major companies such as Seven Eleven, Heineken, Pizza Hut and Reckitt Benckiser.

Hong Kong and Macau: DCH has a well-diversified product portfolio which enables it to spread business risks. An excellent example is the Shiseido DCH cosmetics business which expanded its distribution networks aggressively on the back of the improving Hong Kong economy and the increasing number of mainland tourists in the territory. As a result, it achieved record profits in 2005. The solid performance of the cosmetics business reduced the negative impact caused by the food trading business due to import bans on different types of meat caused by various animal diseases. In 2005, DCH also captured the opportunities created by the booming Macau market by setting up a joint venture company to develop logistics and food distribution businesses for the wholesale sector, and a food service business for the hotel and casino sectors.

Mainland China: While taking advantage of their traditional and unique brands to cater to different market sectors, the logistics support platform of DCH and Sims have become increasingly integrated. In 2005 much progress has been made in transforming the business from being solely distribution to becoming a business partner with principals in manufacturing and logistics services. We are now able to manage the entire supply chain of business partners and customers to provide them with total solutions.

An example of this is the commencement of the Xinhui production/processing and logistics centre with bonded warehouse facilities located in the Western Pearl River delta area. In late 2005, Sims, together with Otsuka (China) Investment Co., Ltd formed a joint venture in Xinhui producing Pocari Sweat for China and the overseas market. An edible oil storage and processing plant is scheduled for opening in the first half of 2006. DCH is also providing one-stop Supply Chain Management ('SCM') solution to multinational electrical appliances brand-owners based on our affiliated manufacturing facilities and our logistics support service within the Guangdong Province. Going forward, the businesses will continue to focus on partnering with major international brands to engage in manufacturing and marketing in the China market, supported by a well-established logistics network. Additional resources will also be committed to further strengthen DCH and Sims' presence in the fast growing SCM market in the Pearl River delta area.

Other Business

CITIC Capital Markets

50% owned by CITIC Pacific, CITIC Capital Markets Holdings ('CCMH') (www.citiccapital.com) was set up in 2002 as a China-focused financial services platform to leverage off the vast resources, networks and experience of CITIC Group in mainland China and overseas, to capitalize on the growing opportunities in cross border investments and capital flows. Over the past three years, CCMH has been active in both equity and debt capital markets, leading and participating in a series of major transactions. Its asset management and private equity businesses in particular have performed well with strong growth in assets under management and the number of funds launched and managed.

In order to take full advantage of the opportunities brought forth by the gradual convergence of the equity capital markets business in mainland China and Hong Kong, CCMH announced a restructuring plan in January 2006 in which, subject to approval by the relevant authorities, CCMH will form a Hong Kong based joint venture (the 'JV') with CITIC Securities. The JV will acquire CCMH's existing equities businesses including IPO-based corporate finance, equity capital markets, brokerage and research to integrate with CITIC Securities' successful equities business in mainland China. CCMH will, going forward, focus on further developing its principal businesses of asset management, private equity investment, corporate advisory and mezzanine and structured finance.

CCMH also has agreed, subject to approval by the relevant authorities, to take a 35% stake in CITIC Trust, one of the three leading trust companies in the mainland. CITIC Trust's platform and capabilities will complement the investment and asset management focused business model of CCMH, and together, the two entities will be able to better service and cater to both domestic and international investors.

Introduction

CITIC Pacific's 2005 Annual Report includes a letter from the Chairman to shareholders, the annual accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 76 to 84 of the Annual Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 85 to 142 of the Annual Report, are Notes that further explain certain figures presented in the statements.

On page 143 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent audit of CITIC Pacific's Annual Report.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') and have been converged with International Financial Reporting Standards.

The Group applies all the relevant Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively referred to as the 'New HKFRSs') issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005 set out in Note 1 to the annual accounts.

The application of the New HKFRSs has resulted in changes to the Group's accounting policies. As a result of these changes, the profit attributable to shareholders for the year 2004 decreased by HK$47 million and the equity attributable to the shareholders' of CITIC Pacific as at 1 January 2005 decreased by HK$1,009 million. Details of the major changes to the accounting policies and their financial impact on the Group are summarized in Note 1 to the annual accounts on page 85. Within this section, 2004 figures have been adjusted in accordance with the accounting policies in force in 2005.

Profit Attributable to Shareholders

The net profit attributable to shareholders for the year ended 2005 was HK$3,989 million, an increase of 13% compared with HK$3,534 million for the same period in 2004 (as restated). The reasons for the increase in profit are described below.

Profit Attributable to Shareholders


HK$ million
2,084
3,835
1,148
3,534
3,989
01
02
03
04
05

Business Segments Contribution

The contribution (Note) made by major business segments in the year of 2005, compared with the year of 2004, were:

Contribution

HK$ million	**2005**	(As restated) 2004	2005 – 2004
Special Steel Manufacturing	**808**	438	370
Property	**1,106**	559	547
Aviation	**1,058**	1,398	(340)
Power Generation	**368**	439	(71)
Communications	**(31)**	133	(164)
Marketing & Distribution	**232**	284	(52)
Civil Infrastructure	**413**	329	84
Fair Value change of Investment Properties	**755**	*181*	*574*

Note: Please refer to Definition of Terms on page 148 of the Annual Report.

Compared with the contribution for the year ended 2004:

- Special Steel Manufacturing: Contribution increased by 84% in 2005 mainly due to continuing strong performance from Jiangyin Steel Plant and the contribution from Xin Yegang Steel Plant which was acquired in late 2004.

- Property: Excluding the revaluation surplus of investment properties, contribution increased by 98% mainly due to the profits from the sale of properties in 2005, including the sale of a piece of land at Hung Shui Kiu in the New Territories. Rental income grew steadily.

- Aviation: While the load factor for both Cathay Pacific and Dragonair remained high, contributions decreased in 2005 due to the significant increase in fuel costs.

- Power Generation: The business had been affected by the continuing high coal prices in 2005 which were only partially offset by the increase in tarriff during the year.

- Communications: Contribution from CTM was improved while the results of CITIC Telecom 1616 was stable. A loss of approximately HK$ 190 million was recognised in 2005 as a result of the share reform plan of Guoan.

- Marketing & Distribution: Despite the improved results in Hong Kong motor business, overall contribution decreased mainly due to the challenging motor market in the Mainland, the animal diseases that affected the food trading business, and the development costs for China business.

- Civil Infrastructure: Higher toll changes at both the Eastern (May 2005) and Western (August 2004) harbour tunnels resulted in higher profit.

- Fair Value Change of Investment Properties: Increase in fair value of investment properties as a result of the improved business environment and market demand.

Contribution


HK$
million
1,500
1,000
500
0
Special Steel Manufacturing
Property
Aviation
Power Generation
Communications
Marketing & Distribution
Civil Infrastructure
Fair Value Change of Investment Properties
2004
2005

Page 96 of the Annual Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.

Geographical Distribution


For the year ended 31 December
Contribution %
As at 31 December
Assets at Book Value %
4
26
3
70
2
38
2
60
70
2004
2005
Hong Kong SAR
Mainland China
Overseas

Interest Expense

The Group's interest expense net of amount capitalised increased from HK$376 million to HK$596 million mainly due to the increase in the amount of borrowings and the increase in the weighted average cost of debt from 3.4% to 4.3%.

Taxation

Taxation decreased from HK$413 million in 2004 to HK$345 million in 2005 mainly due to additional provisons made in 2004 for prior years.

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

Earnings per Share

Earnings per Share was HK$1.82 for 2005, an increase of 13% compared with HK$1.61 in 2004. All the increases in Earnings per Share was attributable to the increase in profit as the number of shares outstanding in the two years was substantially the same.

Earnings per Share


HK$
0.95
1.75
0.52
1.61
1.82
01
02
03
04
05

Shareholders' Funds per Share

Shareholders' Funds per share at 31 December 2005 was HK$17.8. The adoption of New HKFRSs decreased 2005's opening Shareholders' Funds by approximately HK$1,009 million. This was partially offset by the 2005 profit less dividends paid in the year.

Shareholders's Funds per Share


HK$
18.6
19.1
17.3
16.8
17.8
01
02
03
04
05

Dividend per Share

A final dividend of HK$0.80 per share is proposed for 2005, giving shareholders a total dividend for 2005 of HK$1.1.

Dividend per Share


HK$
0.20
0.60
0.80
0.30
0.70
1.00
2.00
0.30
0.70
1.00
0.30
0.80
1.10
0.30
0.80
1.10
01
02
03
04
05
Special Dividend
Final Dividend
Interim Dividend

Turnover

Marketing & Distribution turnover decreased by 9% due to reduced sales in mainland China particularly for the motor business, Special Steel Manufacturing turnover increased by 69% mainly due to turnover of Xin Yegang which was acquired in late 2004.

Turnover


HK$ billion
30
25
20
15
10
5
0
01
02
03
04
05
Special Steel Manufacturing & Others
Property
Power Generation
Communications
Marketing & Distribution
Civil Infrastucture
Sale of Businesses

Capital Expenditure

During the year ended 31 December 2005, the Company increased its land bank in the mainland. The development of the first phase of New Westgate Garden continued during the year and is expected to be completed in mid 2006.

The acquisition of 95% interest in the Xin Yegang steel plant and related assets were completed in 2004 while the acquisition of 38.86% interest in Daye Special Steel was completed in the last quarter of 2005. Further additions and upgrading of steel production facilities is continuing.

The construction of new power generators by Ligang Power and Zhengzhou Power are on schedule while an additional capital contribution to North United Power was made.

Others includes an investment of the listed shares in China Shenhua Energy.

Capital Expenditure

HK$ million	**2005**	2004
Property	**2,526**	1,291
Special Steel Manufacturing	**2,063**	3,417
Power Generation	**1,518**	2,739
Others	**554**	394
Civil Infrastructure	**225**	61
Marketing & Distribution	**200**	203
Communications	**134**	177
Aviation	**–**	518

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of the foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US or HK Dollars. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 31 December 2005, around 38% (around HK$23 billion) of the Group's total assets were based in mainland China.

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern, interest coverage ratio and etc. The Group actively employs various interest rate instruments to manage long term interest risk.

The Group only uses derivative transactions for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Cash Flow

By design, most of the Group's debt is raised at the holding company level. As such, the net amount of cash flow from each business to the Company is an important indicator as to the Company's ability to service its debts. For the year ended 31 December 2005, cash flow to the Company remained strong. Following is a summary of the cash contributions by each business segment:

HK$ million	**2005**	2004
Infrastructure		
Aviation	**767**	649
Civil Infrastructure	**407**	362
Power Generation	**449**	469
Communications	**413**	111
Property	**1,996**	1,573
Special Steel Manufacturing	**143**	153
Marketing & Distribution	**256**	35
Others	**57**	50
Total	**4,488**	3,402

As shown above, cash contributions from most of the business segments increased compared to prior year. The significant increase from Communications was attributable to CITIC Telecom 1616 as a result of better management of account receivable. The Property sector also contributed strong cash flow because of the successful pre-sale of New Westgate Garden in Shanghai and the sale of two pieces of land in the New Territories. The cash contribution to the Group from Marketing & Distribution was relatively low in 2004 because in that year, Dah Chong Hong reinvested most of its operating cash flow to new projects in the mainland. In 2005, however, the expansion was mostly funded by increase in borrowings at Dah Chong Hong level.

Cash Flow from Operations


HK$ billion
15
10
5
0
01
02
03
04
05
Infrastructure
Property
Special Steel Manufacturing & Others
Marketing & Distribution
Sale of Businesses

Cash Flow per Share


HK$
2.4
3.5
1.1
4.6
1.2
2.8
4.0
1.6
0.1
1.7
2.0
0.1
2.1
01
02
03
04
05
Cash Flow per Share from the Sale of Businesses
Cash Flow per Share from regular operations

Summary of Consolidated Cash Flow Statement

HK$ million	**2005**	2004
Net Cash generated from / (invested in)		
consolidated activities	**2,063**	1,204
jointly controlled entities	**(59)**	49
associated companies	**1,504**	1,526
other financial assets	**1**	393
Sale of business interests and marketable securities	**481**	109
Capital expenditure and investment in new businesses	**(5,971)**	(7,460)
Tax	**(227)**	(178)
Net interest paid	**(601)**	(310)
	(2,809)	(4,667)
Dividends paid	**(2,412)**	(2,189)
Increase in borrowings	**5,330**	3,698
Share options exercised	**16**	68
	2,934	1,577
Increase / (Decrease) in cash and cash equivalents	**125**	(3,090)

Group Debt and Liquidity

As of 31 December 2005, the Group's total outstanding debt was HK$21.2 billion (31 December 2004: HK$14.6 billion), cash and deposits with banks were HK$2.6 billion (31 December 2004: HK$2.4 billion) giving a net debt of HK$18.6 billion compared to HK$12.2 billion at 31 December 2004. The increase in net debt was mainly due to various new investments made during the year as described under capital expenditure section. Leverage, measured by the Group's net debt to total capital, was 32% (31 December 2004: 25%).

Total debt increased due to capital expenditure and new investments of HK$6 billion in 2005. As at 31 December 2005, total debt including outstanding short term loans that will mature to the end of 2006 amounted to HK$2.4 billion or 11% of the total debt. On the other hand, the Group had deposits with banks of HK$2.6 billion on that date, exceeding the loans due for repayment in 2006.

Total Debt


HK$ billion
25
20
15
10
5
0
01
02
03
04
05
After fifth year
In the third to fifth year inclusive
In the second year
In the first year

The denomination of the Group's borrowings as well as cash and deposit balances by currencies as of 31 December 2005 is summarised as follows:

Denomination

HK$ million Equivalent	HK$	US$	Renminbi	Yen	Other	**Total**
Borrowings	12,745	4,519	3,351	504	99	**21,218**
Cash and Deposits	195	554	1,680	100	50	**2,579**
Net Borrowings	12,550	3,965	1,671	404	49	**18,639**

The exchange exposure of US Dollar borrowings are hedged by foreign exchange forward and option contracts. Details see descriptions under 'Derivative Transactions'.

Available Sources of Financing

In addition to cash and deposits balance of HK$2.6 billion as of 31 December 2005, the Group had undrawn available facilities totaling HK$10.2 billion, of which HK$8.5 billion was in committed long term loans and HK$1.7 billion of money market lines. Besides, available trade facilities amounted to HK$2.4 billion. Borrowings by sources of financing is summarized as follows:

HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Borrowings			
Bank Loans	23,791	15,305	8,486
Global Bonds	3,510	3,510	0
Private Placements*	1,199	1,199	0
Total Committed	**28,500**	**20,014**	**8,486**
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	2,856	1,185	1,671
Trade Facilities	2,787	384	2,403

**Including a US$100 million Note which was repaid on 15 February, 2006 upon maturity.*

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group' s ability to refinance the debt in that year. During 2005, CITIC Pacific successfully completed a HK$5.2 billion 7-year syndicated loan transaction. The Group also issued a JPY8.1 billion 30-year floating rate note (with a put option in the 10th year), the exchange risk was hedged through cross currency swap for the duration of the note. In addition, substantial amount of bilateral facilities were newly established, renewed or extended, further improved the Group's maturity profile.

HK$ million	**2006**	**2007**	**2008**	**2009**	**2010**	2011 and Beyond	Total	Percentage
Parent Company[1]	810[2]	527	2,572	2,593	3,082	7,229	16,813	79%
Subsidiaries	1,596	1,640	621	471	77	0	4,405	21%
Total Maturing Debt	2,406	2,167	3,193	3,064	3,159	7,229	21,218	100%
Percentage	11%	10%	15%	15%	15%	34%	100%	
Available Facilities[3]	96	78	1,292	1,832	1,138	4,050	8,486	

1. Including a US$450 million global bond due in 2011 and a JPY8.1 billion floating rate note due in 2035 which were issued by wholly owned special purposes vehicles.

2. Including a US$100 million Note which was repaid on 15 February, 2006 upon maturity.

3. The maturity years of the relevant committed facilities are shown for reference.

Financial Position at a Glance

The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group as at 31 December 2005:

1. Available Facilities by Type

Total HK$12.6 billion


68%
13%
19%
Term Loan
Money Market
Trade

2. Outstanding Debt by Type

Total HK$21.2 billion


72%
17%
6%
5%
Term Loan
Bond
Private Placement
Money Market

3. Outstanding Debt by Currency


60%
21%
16%
3%
HKD
USD
RMB
Other Currency

4. Outstanding Debt by Maturity


11%
10%
45%
34%
2006
2007
2008 to 2010
2011& Beyond

5. Interest Rate Base


HKD
36%
64%
USD
49%
51%
All Currencies
32%
68%
Fixed
Floating

Leverage

Net debt divided by total capital was 32% at 31 December 2005 compared with 25% at the end of 2004.

Leverage



HK$ billion
60
50
40
30
20
10
0
01
02
03
04
05
20%
14%
12%
25%
32%
Total Capital
Net Debt/Total Capital %
Net Debt

Interest Cover

EBITDA divided by interest expense for year ended 31 December 2005 was 11 compared to 15 in 2004, due to the 13% increase in EBITDA and a 59% increase of interest expenses.

Interest Cover



HK$ billion
7
6
5
4
3
2
1
0
01
02
03
04
05
6x
12x
8x
15x
11x
EBITDA
EBITDA/Interest Expense (x = times)
Interest Expense

Debt / Cash in Jointly Controlled Entities and Associated Companies

For accounting purposes, some of the Group's businesses are classified as jointly controlled entities and associated companies. The following table shows the debt / cash position of jointly controlled entities and associated companies by business sector as of 31 December 2005 which, under Hong Kong generally accepted accounting standards, are not consolidated into the Group's accounts.

Business Sector

HK$ million	Total Net Debt/ (Cash)	Proportion of Net Debt/(Cash) attributable to CITIC Pacific	Amount of debt guaranteed by CITIC Pacific or its subsidiaries
Infrastructure			
Aviation	15,741	3,531	
Civil Infrastructure	2,562	922	
Power Generation	33,683	8,483	610
Communications	1,124	693	
Property	(476)	(207)	
Special Steel Manufacturing	(38)	(29)	
Marketing & Distribution	902	430	
Others	588	308	
Total	54,086	14,131	610

Except for the guarantee related to Jilin Power Station as described under Financial Guarantees, the debt amount shown in the above table were arranged by jointly controlled entities and associated companies without recourse to their shareholders. Certain Group's investments, such as Festival Walk (disposed in early 2006) and Discovery Bay, are 100% financed by their shareholders and do not have external borrowings.

Financial Guarantees and Pledged Assets

In a limited number of cases, financial guarantees were given by the Company or its subsidiaries for loan facilities which were not included in the consolidated borrowings. As of 31 December 2005, CITIC Pacific provided guarantees to support its share of loan facilities totaling RMB635 million at Jilin Power Station. CITIC Pacific also provided a guarantee to support loan facilities of RMB400 million to a subsidiary of Shijiazhuang Iron & Steel Co., Ltd. ('Shijiazhuang Steel'). CITIC Pacific has entered into acquisition agreement to acquire Shijiazhuang Steel and the transaction is pending for regulatory approval. Hubei Xin Yegang Co., Ltd. ('Xin Yegang'), a 95% owned subsidiary of the Company, provided guarantees to support the bank borrowings up to RMB33 million of Daye Steel Group Corporation. Daye Steel Group Corporation was the original holding company of Xin Yegang. These arrangements were incurred prior to CITIC Pacific's acquisition of Xin Yegang and the guarantee obligations will be released in due course according to the acquisition agreement.

As at 31 December 2005, subsidiaries' assets of HK$585 million (2004: HK$538 million) were pledged to secure banking facilities, these arrangements mainly related to Daye Special Steel Co., Ltd. and Dah Chong Hong's business overseas.

Contingent Liabilities

Details of the Group's contingent liabilities as at 31 December 2005 was stated under Note 32 to the Accounts.

Derivative Transactions

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates. Following the adoption of HKAS32 and HKAS39 as described under 'Significant accounting policies', all derivatives are stated at fair market value. Certain derivative transactions, while the objective is for hedging purposes under the Group's risk management policies, may not qualify for hedge accounting treatment under the specific rules of the new accounting standards. The changes in the fair value of such kind of derivative transactions are recognized in the profit and loss account. The fair market value of outstanding derivative transactions is calculated at least semi-annually based on the Group's own calculation where applicable, or price quotations obtained from major financial institutions.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. As of 31 December 2005, the Company had outstanding interest rate swap / option contracts with a notional amount of HK$12.0 billion. After the swaps, HK$14.4 billion or 68% of the Group's total borrowings were effectively paying floating rate and the remaining were effectively paying fixed rate of interest. CITIC Pacific has also entered into a cross currency swap contract to hedge the JPY8.1 billion floating rate note so as to limit foreign currency exposure. The overall weighted average all-in cost of debt (including fees and hedging costs) in 2005 was about 4.3%, compared with 3.4% in 2004.

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. To minimise potential exposure to US dollar denominated debt principal and interest payments, the Company entered into forward and option contracts. As of 31 December 2005, such contracts outstanding amounted to US$641 million. In addition, foreign exchange forward contracts were also employed by our trading business to hedge currency fluctuations. As of 31 December 2005, such contracts outstanding amounted to HK$657 million.

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to three major categories, namely, a minimum net worth undertaking, a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific is in compliance with all of its loan covenants.

	Covenant Limits	Actual 2005
Minimum Consolidated Net Worth:		
Consolidated Net Worth	≥ HK$25 billion	HK$42 billion
Gearing:		
Consolidated Borrowing / Consolidated Net Worth	≤ 1.5	0.53
Negative Pledge:		
Pledged Assets / Consolidated Total Assets	≤ 30%	1%

For the purpose of the above covenant limits, as defined in the relevant borrowing agreements:

'Consolidated Net Worth' means the aggregate of shareholders' funds and goodwill from acquisitions and developments having been written off against reserves or profit and loss account.

'Consolidated Borrowing' means the aggregate of all consolidated indebtedness for borrowed money and all contingent obligations in respect of indebtedness for borrowed money other than aforesaid consolidated indebtedness for borrowed money.

Credit Ratings

The Company has been assigned an investment grade foreign currency long term credit rating from major rating agencies. Standard & Poor's assigned BBB- with stable rating outlook. Moody's Investor Service ('Moody's') assigned a credit rating of Baa3. In January 2006, Moody's changed the outlook on credit rating of CITIC Pacific from stable to negative siting the Agency's concerns over CITIC Pacific's shift in business focus from Hong Kong to mainland China.

The Company's objective is to maintain its financial discipline when expanding its businesses. The new investments, which focus mainly in areas where CITIC Pacific has greatest expertise, are expected to contribute significantly in both profit and cash flow to the Group in the coming years. For the year ended 31 December 2005, the Group's leverage, measured by the net debt to total capital, was 32%. The Group's leverage will be lowered after the disposal of Festival Walk in March 2006 which generated in cash proceeds of over HK$6 billion. Interest cover, defined as EBITDA divided by interest expense, was 11 times for the year ended 31 December 2005. Cash contributed from all the business amounted to HK$4.5 billion. Solid interest cover and stable cash flow demonstrated CITIC Pacific's strong financial standing.

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

Ten Year Statistics

At year end (HK$ million)	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Shareholders' funds	36,280	39,827	41,426	37,580	40,650	40,781	41,742	37,848	36,921	**39,103**
per share (HK$)	17.01	18.72	19.47	17.67	18.51	18.62	19.07	17.29	16.84	**17.83**
Debt										
Debt	10,243	23,302	22,075	18,563	15,709	14,639	9,267	10,528	14,580	**21,218**
Bank deposits	594	710	900	8,044	5,201	4,631	2,545	5,511	2,417	**2,579**
Net debt / total capital	21%	36%	34%	22%	21%	20%	14%	12%	25%	**32%**
Interest cover (times)	19	6	4	4	5	6	12	8	15	**11**
Capital employed	46,523	63,129	63,501	56,143	56,359	55,420	51,009	48,376	51,501	**60,321**
Property, plant and equipment	2,315	4,642	5,085	5,157	6,530	7,782	5,601	5,696	7,344	**10,063**
Investment properties	4,342	3,534	5,299	5,374	5,531	5,357	8,493	7,923	8,115	**8,645**
Properties under development	2,184	1,225	227	240	246	460	586	679	1,672	**1,849**
Leasehold land	1,075	1,055	1,135	1,123	1,102	1,076	1,094	1,194	1,596	**1,618**
Jointly controlled entities	798	859	831	1,396	2,019	2,365	3,582	4,085	7,852	**10,583**
Associated companies	25,369	38,682	38,732	20,859	23,497	22,704	22,183	22,584	21,439	**23,300**
Other financial assets	9,183	11,170	11,548	14,511	9,264	8,070	7,092	1,027	1,121	**929**
Stockmarket capitalisation	95,800	65,520	35,530	62,230	60,720	37,993	31,514	43,332	48,444	**47,038**
Number of shareholders	6,215	8,642	14,987	13,506	9,808	11,044	12,260	12,198	11,554	**11,262**
Staff	11,750	11,800	11,871	10,490	11,354	11,733	11,643	12,174	15,915	**19,174**

For the year (HK$ million)	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Net profit after tax										
Net profit after tax	6,763	7,195	2,622	2,729	3,283	2,084	3,835	1,148	3,534	**3,989**
per share (HK$)	3.18	3.37	1.23	1.28	1.49	0.95	1.75	0.52	1.61	**1.82**
Contribution by major businesses										
Special Steel Manufacturing	21	2	18	22	29	95	126	178	438	**808**
Property	596	1,581	264	734	414	625	886	355	559	**1,106**
Aviation	1,054	702	(11)	659	1,475	324	1,263	421	1,398	**1,058**
Power Generation	186	170	230	440	314	281	245	229	439	**368**
Communications	648	322	65	51	92	277	521	230	133	**(31)**
Marketing & Distribution	330	360	330	230	226	119	227	264	284	**232**
Civil Infrastructure	800	1,099	1,382	1,292	1,320	1,362	1,238	635	329	**413**
Consumer Credit	89	84	167	–	–	–	–	–	–	**-**
Fair value change of investment properties	–	–	–	–	–	–	–	*(587)*	*181*	***755***
EBITDA	4,321	5,706	4,739	4,763	5,238	3,921	5,691	3,126	5,666	**6,412**
Dividends per share (HK$)										
Regular	0.62	0.70	0.70	0.75	0.85	0.80	1.00	1.00	1.10	**1.10**
Special	0.30	0.30	–	2.00	–	–	1.00	–	–	**-**
Cover (times)	2.6	2.7	1.8	1.7	1.8	1.2	1.8	0.5	1.5	**1.7**

Note:

Prior years' figures have been restated to reflect the Group's change in accounting policies (details refer to notes to the accounts number 1) except the figures have not been adjusted for years 2001 and before following the adoption of revised accounting standard of HKAS 12 'Income Tax' in year 2002.

Human Resources

As at the end of December 2005, the Group employed 19,174 staff (2004: 15,915) in its headquarters in Hong Kong and its principal subsidiaries and joint venture companies. Employees working in the mainland of China increased to 15,019 (2004: 11,680) mainly because of the expansion of Special Steel Manufacturing. Those working in Hong Kong, however, slightly decreased to 3,912 (2004: 3,995) while the number of employees in other countries maintained at 243 (2004: 240).

The general economy in Hong Kong has exhibited a solid and broad-based upturn in 2005. It has led to significant positive improvements in the employment environment motivating staff to operate effectively and efficiently to attain better level of performance.

Headcount by Major City


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Hong Kong
Beijing
Shanghai
Jiangyin
Wuxi
Hubei
Guangzhou
Other China Cities
Other Countries
2005
2004

Headcount by Business Segment


12,000
10,000
8,000
6,000
4,000
2,000
0
Head Office
Civil Infrastructure
Communications
Power Generation
Marketing & Distribution
Property
Special Steel Manufacturing
Others
2005
2004

Human Resources Management

CITIC Pacific is an equal opportunity employer and adheres to non-discriminatory employment practices and procedures in recognizing and respecting individual's rights. Striving to administer a fair and consistent human resources management policy to the mutual benefit of its employees and the Group, it also upholds a high standard of business ethics and personal conduct of its employees. Every employee of the Group is required to strictly follow the Code of Conduct which covers the professional and technical standard of requirements in conducting business, and all heads of business units are charged with the responsibility of disseminating the Group's requirements to the people concerned. To ensure the proper enforcement of the Code of Conduct Policy, the Group requires all business units to report the compliance status of the Policy on a bi-annual basis.

Employee Compensation

CITIC Pacific aims to attract, retain and motivate employees who have the relevant skills, knowledge and competencies to develop, support and sustain the continued success of the Group. Employee's cash remuneration typically comprises a base salary and a variable compensation, mainly in the form of a performance-linked discretionary bonus which is based on the company's result and the individual's performance. Senior management of the Group receives a substantially higher portion of their cash remuneration in performance bonus, reflecting their contribution to the business outcomes and financial performance. Its compensation strategy is to cultivate a pay-for-performance culture to incentivize and reward employee performance that will lead to a long-term enhancement of the overall caliber of the Group. The replacement of the Group's many forms of guaranteed and fixed bonuses with performance-based variable compensation has been implemented effectively by having the top-performers adequately rewarded and the under-performers properly addressed. On an annual basis, the Group reviews the cash compensation and benefit programs provided for its employees to ensure that the total compensation is internally equitable, externally competitive , as well as in support of the Group's business strategy. Towards this end, Group companies are largely in conformity with this policy.

Remuneration Committee

The Remuneration Committee, established in August 2003, comprises three non-executive directors, and two of whom are independent non-executive directors. The Committee is chaired by Mr Norman Ho and meets at least once a year.

The principal role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and key executives, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option or other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and key executives, employment conditions elsewhere in the Group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are reported on pages 69 to 71. Total remuneration paid to directors was HK$109.7 million (2004: HK$115.5 million) and further information on Directors' Emoluments can be found on page 101.

Retirement Benefits

For the Hong Kong employees, The CITIC Group Retirement Plan ("ORSO Plan") was replaced by The CITIC Group Mandatory Provident Fund Scheme ("MPF Scheme") since August 2003. While the new contributions are all made to the MPF Scheme, investments of the contributed benefits and vesting still continue under the ORSO Plan as a closed fund until the existing ORSO members cease their employment or have their vested benefits transferred out to the MPF Scheme no later than 1 August 2008. The Group has appointed HSBC Trustee (Hong Kong) Limited as Trustee of the ORSO Plan to ensure that the closed Plan is operated in accordance with provisions of the Trust Deed and Rules. HSBC Asset Management (Hong Kong) Limited and Fidelity Investment Management (Hong Kong) Limited are appointed as investment managers.

The MPF Scheme is managed by two fund managers initially offering its members investment choices of 9 funds in the Fidelity Retirement Master Trust and 5 funds in the Hang Seng Mandatory Provident Fund - SuperTrust. In February 2006, the Fidelity Retirement Master Trust has added 4 new multi-managers fund, expanding the fund range to 13 choices. HSBC Trustee (Hong Kong) Limited and HSBC Institutional Trust Services (Asia) Limited are the appointed Trustee respectively.

Retirement benefits for employees in the mainland and other locations are based primarily on local mandatory requirements.

Training & Development

CITIC Pacific is committed to providing a healthy organizational environment conducive to each individual's development. Employees are encouraged to commit to continuous improvement by initiating their own learning and self-development plan with financial sponsorship by the Group. Seminars, courses by professional institutions and in-house training are also organized regularly to help employees improve job performance and prepare for future development. Where applicable, the Group arranges public institutions to conduct customized talks on specific subjects such as new legislative issues, work place safety and updates on new technology.

With the ever growing cross-border business activities between Hong Kong and the mainland, the Group encourages and is actively promoting business integration, knowledge sharing and skills transfer between staff in the two territories.

CITIC Pacific also believes in investing in the training and development of the younger members of the society. The Group has put in place various apprentice training programs in different industries of subsidiary companies. It also participates in the Government's School-Business Partnership Program and supports both local and overseas university's initiatives by providing internship opportunities in both Hong Kong and in the mainland China operations.

In the Community

As in the past many years, the Group supports charitable work and the promotion of education, environment protection, sports, culture and the arts by sponsoring many activities in Hong Kong, the mainland and overseas. Most notably, the Group and its subsidiary companies have been long-term supporters of the Community Chest of Hong Kong by making donations and participating in their campaigns and fund raising activities. The Group has continued to be one of the sponsors of the Hong Kong Arts Festival. Particularly, the Group has supported the Government in hosting the WTO Hong Kong Ministerial Conference 2005 through cash sponsorship and toll discount at the Eastern Tunnel and Western Tunnel during the period.

Corporate Governance

Corporate Governance Practices

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Corporate governance requirements keep changing, therefore the Board reviews its corporate governance practices from time to time to ensure they meet stakeholders' expectation, comply with legal and professional standards and reflect the latest local and international developments. The Board will continue to commit itself to achieving a high quality of corporate governance.

In 2005, we improved our corporate governance practices by amendments of Articles of Association and the Board's approval on certain matters to align with the Code Provisions in the Code on Corporate Governance Practices ('the Code') contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005. As such, we have modified the Company's Articles of Association, the terms of reference of the Audit Committee and the Remuneration Committee to incorporate certain Code Provisions set out in the Code.

Throughout the year of 2005, CITIC Pacific has complied with all applicable Code Provisions on the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. CITIC Pacific has also applied all the principles in the Code and the manner in which they are applied are explained in the following parts of the Corporate Governance Report.

Directors' Securities Transactions

The Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies ('the Model Code') contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all directors have fully complied with the required standard set out in the Model Code throughout the year of 2005.

Board of Directors

The Board currently comprises twelve executive and six non-executive directors of whom four are independent as defined by the Stock Exchange (the biographies of the directors, together with information about the relationship among them, are set out on pages 61 to 63). Independent non-executive directors are nearly one-quarter and the non-executive directors are one-third of the Board.

Under the Company's Articles of Association, every director is subject to retirement by rotation at least once every three year. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to a vote of shareholders.

The Board determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Group's strategic objectives. Day-to-day management of the Group's businesses is delegated to the executive director or officer in charge of each division. The functions and power that are so delegated are reviewed periodically to ensure that they remain appropriate. Matters reserved for the Board are those affecting the Group's overall strategic policies, finances and shareholders including financial statements, dividend policy, significant changes in accounting policy, material contracts and major investments. All Board members have separate and independent access to the Group's senior management to fulfil their duties. They also have full and timely access to relevant information about the Group and are kept abreast of the conduct, business activities and development of the Group. Independent professional advice can be sought at the Group's expense upon their request.

The Board meets regularly to review the financial and operating performance of the Group and other business units, and approve future strategy. Four Board meetings were held in 2005 and the average attendance rate was 86%. Individual attendance of each director at the Board meetings, the Audit Committee meetings and the Remuneration Committee meeting during 2005 is set out below:

	Attendance / Number of Meetings		
Director	Board	Audit Committee	Remuneration Committee
Executive Director			
Mr Larry Yung Chi Kin – Chairman	4/4		
Mr Henry Fan Hung Ling – Managing Director	4/4		
Mr Peter Lee Chung Hing	4/4		
Mr Norman Yuen Kee Tong	4/4		
Mr Vernon Francis Moore	4/4		
Mr Yao Jinrong	4/4		
Mr Chang Zhenming (resigned on 15th June 2005)	0/2		
Mr Li Shilin	2/4		
Mr Carl Yung Ming Jie	4/4		
Mr Liu Jifu	3/4		
Mr Leslie Chang Li Hsien (appointed on 1st April 2005)	3/3		
Independent Non-executive Director			
Mr Hamilton Ho Hau Hay	2/4		
Mr Alexander Reid Hamilton (Chairman of the Audit Committee)	3/4	4/4	1/1
Mr Hansen Loh Chung Hon	4/4	4/4	
Mr Norman Ho Hau Chong (Chairman of the Remuneration Committee)	4/4		1/1
Non-executive Director			
Mr Willie Chang	4/4	4/4	1/1
Mr André Desmarais (One of the meetings were attended by the alternate of Mr André Desmarais)	3/4		

To implement the strategies and plans adopted by the Board effectively, an executive committee of selected executive directors and senior managers meets monthly to review the performance of the businesses of the Group, co-ordinate overall resources and make financial and operational decisions.

Chairman and Chief Executive Officer

The Group has appointed a Chairman, Mr Larry Yung and a Managing Director, Mr Henry Fan, who is the Chief Executive Officer described in Appendix 14 of the Listing Rules. The roles of the Chairman and the Managing Director are segregated. The primary role of the Chairman is to provide leadership for the Board and to ensure that it works effectively in the discharge of its responsibilities. The Managing Director is responsible for the day-to-day management of the Group's business. Their respective roles and responsibilities are set out in writing which has been approved and adopted by the Board.

Non-executive Directors

There are currently six non-executive directors of whom four are independent. Under Article 104(A) of the Company's Articles of Association, every director, including the non-executive director, shall be subject to retirement by rotation at least once every three years. This means that the specific term of appointment of a director cannot exceed three years.

Remuneration of Directors

The Remuneration Committee, established in August 2003, has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). The principle role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and key executives, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option and other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and key executives, employment conditions elsewhere in the Group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

During 2005, the Remuneration Committee reviewed the remuneration policies and approved the salary and bonus of the executive directors and certain key executives. No executive director has taken part in any discussion about his own remuneration. Its current members include:

Mr Norman Ho Hau Chong - Chairman
Mr Alexander Reid Hamilton
Mr Willie Chang

One meeting was held in 2005 with the attendance rate of 100%. All Committee members are non-executive directors and two of them including the Chairman are independent.

The fee for each individual director sitting on the Board is HK$150,000. The additional fees for the directors serving in the Audit Committee and the Remuneration Committee are HK$100,000 and HK$50,000 respectively.

Details of CITIC Pacific's remuneration policies are set out in the Human Resources section on page 52. Directors' emoluments and retirement benefits are disclosed on page 101. Details of the CITIC Pacific Share Incentive Plan 2000 and the granting of options are disclosed on pages 69 to 71.

Nomination of Directors

There is no nomination committee in the Group for the time being.

Candidates to be nominated as directors are those experienced, high calibre individuals. During the year, appointment of Mr Leslie Chang as new director is put to the full Board for approval. Thereafter, Mr Leslie Chang as the new director is subject to election by shareholders at the first annual general meeting after his appointment.

Auditor's Remuneration

PricewaterhouseCoopers has been appointed by the shareholders annually as CITIC Pacific's external auditors since 1989. During the year, the fees charged to the accounts of the Company and its subsidiaries for PricewaterhouseCoopers' statutory audit amounted to approximately HK$8 million (2004: HK$7 million), in addition approximately HK$1 million (2004: HK$5 million) was charged for other services. The non-statutory audit services mainly consist of special audits, tax compliance and the interim review. The cost of audit services of subsidiaries not performed by PricewaterhouseCoopers amounted to approximately HK$8 million (2004: HK$7 million).

Audit Committee

The Board established an Audit Committee in 1995. The Audit Committee has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). It assists the Board in meeting its responsibilities for ensuring an effective system of internal control and compliance, and in meeting its external financial reporting objectives. All Committee members are non-executive directors and two of them including the Chairman are independent. Its current members include:

Mr Alexander Reid Hamilton - Chairman
Mr Hansen Loh Chung Hon
Mr Willie Chang

The Committee members possess diversified industry experience and the Chairman has appropriate professional qualifications and experience in accounting matters. The Committee meets four times each year, together with senior management and auditors, both internal and external. The attendance rate of the members for the four meetings held in 2005 was 100%.

During 2005, the Audit Committee considered the external auditors' projected audit fees; discussed with the external auditors their independence and the nature and scope of the audit; reviewed the interim and annual financial statements, particularly judgmental areas, before submission to the Board; reviewed the internal audit programme, findings and management's response; and reviewed the Group's adherence to various Codes described below. As a result, they recommended the Board to adopt the interim and annual report for 2005.

Internal Controls

The internal control system is designed to facilitate the effectiveness and efficiency of operations, safeguard assets against unauthorized use and disposition, ensure the maintenance of proper accounting records and the truth and fairness of the financial statements, and ensure compliance with relevant legislation and regulations. It provides reasonable, but not absolute, assurance against material mis-statement or loss and the management rather than elimination of risks associated with its business activities.

The Board is responsible for maintaining an adequate system of internal control and for reviewing its effectiveness. Group Internal Audit Department conducts reviews of the effectiveness of the Group's internal control system. The Audit Committee reviews the findings and opinion of Group Internal Audit Department on the effectiveness of the Group's internal control system quarterly and reports to the Board on such reviews.

Internal Audit

The Group Internal Audit Department supports management by carrying out systematic independent reviews of all business units and subsidiaries in the Group over a period of time. The frequency of review is determined after an assessment of the risks involved. The Audit Committee endorses the internal audit programme annually. The Group Internal Auditor has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as he considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved internal audit programme. Concerns which have been reported by the Group Internal Audit Department are monitored quarterly by management until appropriate remedial actions have been taken.

Codes

To ensure the highest standard of integrity in our businesses, the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code every year.

Throughout the year of 2005, the Group has complied with the Code Provisions of the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Notifiable Transactions

During the period, CITIC Pacific has issued press announcements in respect of a number of 'notifiable transactions' which can be viewed in the Group's website (www.citicpacific.com).

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be on its way to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website shortly thereafter.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's businesses. In 2005, CITIC Pacific's management met over 200 investors and investment analysts in our office, as well as during conferences and roadshows in the U.S., Europe, China, Japan and Singapore. In addition, questions received from the general public and individual shareholders were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for the last seven years.

Financial Reporting

The Directors acknowledge their responsibility for preparing the Company's accounts which give a true and fair view and are in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. Appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. Hong Kong accounting standards have always broadly followed international accounting standards. The Group has changed some of its accounting policies following adoption of new and revised Hong Kong Financial Reporting Standards, including Hong Kong Accounting Standards and applicable Interpretations which came into effect on 1 January 2005. The new and revised accounting standards which have been adopted by the Group are set out in the Significant Accounting Policies of the Notes to the Accounts on pages 85 to 94. The directors endeavour to ensure a balanced, clear and understandable assessment of the Group's performance, position and prospects in financial reporting.

The responsibilities of the external auditors with respect to financial reporting are set out in the Report of the Auditors on page 143.

Directors and Senior Managers

Executive Directors

Larry Yung Chi Kin (Chairman), aged 64, a Director since 1990, is the Vice Chairman and Managing Director of CITIC Hong Kong (Holdings) Limited ('CITIC HK') and an Executive Director of CITIC Group. He worked for 14 years with the Ministry of Electric Power in the People's Republic of China ('PRC') before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987.

Henry Fan Hung Ling (Managing Director), aged 57, a Director since 1990, is a Deputy Chairman of Cathay Pacific Airways Limited ('Cathay'), a director of Hong Kong Dragon Airlines Limited ('Dragonair') and a Deputy Managing Director of CITIC HK. He is a non-official member of the Executive Council of the Hong Kong Special Administrative Region and a non-executive director of Hong Kong Exchanges and Clearing Limited. Before joining CITIC HK in 1987, Mr Fan held senior management positions with a number of corporations and also practised law as a barrister.

Peter Lee Chung Hing (Deputy Managing Director), aged 52, is the Chairman of Jiangyin Xingcheng Special Steel and Hubei Xin Yegang Co., Ltd. ('Hubei Xin Yegang'), the Vice Chairman of CITIC Guoan Co., Ltd. ('CITIC Guoan') and Air China Cargo and a director of Dragonair, Daye Special Steel Co., Ltd. ('Daye') and other Group companies concerned with communications and trading businesses. Before joining CITIC HK in 1988, Mr Lee was with major banking and shipping groups in Hong Kong. He joined CITIC Pacific Limited ('CITIC Pacific') in 1990.

Norman Yuen Kee Tong (Deputy Managing Director), aged 57, a Director since 2001, is the Chairman of CITIC Pacific Communications Limited ('CPC') and the representative of CITIC Pacific on the Board of Companhia de Telecomunicacoes de Macau S.A.R.L.. Mr Yuen was previously the deputy chief executive officer of Pacific Century CyberWorks Limited and had extensive experience in the telecommunications business. He serves on several public bodies and advisory committees and is a Justice of the Peace.

Vernon Francis Moore (Executive Director), aged 59, a Director since 1990 and Deputy Managing Director until 2005, is a director of Cathay, CLP Holdings Limited ('CLP Holdings') and Hong Kong Air Cargo Terminals Limited, the Chairman of New Hong Kong Tunnel Company Limited ('NHKTC') and the Western Harbour Tunnel Company Limited ('WHT') and the Deputy Chairman of CITIC Capital Markets Holdings Limited ('CCMH'). Mr Moore joined CITIC HK in 1987 as Executive Director after holding senior management positions with a number of financial institutions.

Li Shilin (Executive Director), aged 56, a Director since 2000, is an Executive Director and a Vice President of CITIC Group. He is also the Chairman of CITIC Guoan Group, Xin De Telecom International Ventures Co., Ltd., CITIC Guoan Information Industry Co., Ltd. and CITIC Offshore Helicopter Co., Ltd.

Carl Yung Ming Jie (Executive Director), aged 37, is the Chairman of CITIC Pacific China Holdings Limited ('CP China'). He is also a director of Cathay, Shanghai CITIC Square Co., Ltd., Shanghai New Westgate Garden Property Co., Ltd. and other Group companies concerned with property, infrastructure and industrial projects in the PRC. He joined CITIC Pacific in 1993. He is the son of Mr Larry Yung Chi Kin.

Liu Jifu (Executive Director), aged 62, a Director since 2001, is a director of CITIC HK and CITIC International Financial Holdings Limited. Before joining CITIC HK in 2000, Mr Liu worked with the Financial and Economics Research Institute in the China Academy of Social Sciences for 5 years. Formerly, he was an Executive Director of China Everbright Group Limited, the Chairman of China Everbright Travel Inc and China PINGHE Import & Export Co., Ltd.

Leslie Chang Li Hsien (Executive Director), aged 51, a Director since 2005, is a director of CITIC Guoan, Hong Kong Tunnels and Highways Management Company Limited ('HKTHMC'), WHT, CCMH and other Group companies concerned with financial sector and infrastructure projects. Before joining CITIC Pacific in 1994, he was a partner at KPMG specializing in the financial services industry and the Director of the firm's Chinese Practice in the United States.

Chau Chi Yin (Executive Director), aged 50, a Director with effect from 1 April 2006. Mr Chau joined CITIC Pacific in 1990, is a director of Hong Kong Resort Company Limited ('HK Resort') and certain Group companies concerned with industrial projects. He joined CITIC HK in 1987 after experience in public accounting and in financial management with a major Hong Kong listed company.

Milton Law Ming To (Executive Director), aged 42, a Director with effect from 1 April 2006, is a director of Dragonair, NHKTC, WHT, HKTHMC, CITIC Guoan, Air China Cargo, Daye and other Group companies concerned with infrastructure, environment, industrial and property projects. Before joining CITIC Pacific in 1992, he worked in the banking industry.

Wang Ande (Executive Director), aged 55, a Director with effect from 1 April 2006, is the Managing Director of CP China and a director of other Group companies concerned with property projects in the PRC. Before joining CITIC Pacific in 2003, he served in the Shanghai Municipal Government and Pudong New Area Government responsible for lands and property development of the city.

Non-Executive Directors

Willie Chang, aged 62, a Director since 1987, is the sole proprietor of Willie Chang & Co., Solicitors, with over 36 years' experience in legal practice, including as a partner of Johnson, Stokes and Master.†‡

Hamilton Ho Hau Hay, aged 55, a Director since 1992, is a director of Dah Chong Hong Holdings Limited, New World Development Company Limited and King Fook Holdings Limited, an Executive Director of Honorway Investments Limited ('Honorway') and Tak Hung (Holding) Company Limited ('Tak Hung'). He is the brother of Mr Norman Ho Hau Chong.*

Alexander Reid Hamilton, aged 64, a Director since 1994, was a partner of PricewaterhouseCoopers where he practised for 16 years. He is a director of a number of Hong Kong companies including China COSCO Holdings Company Limited, Shangri-La Asia Limited, Esprit Holdings Limited and Octopus Cards Limited.*†‡

Hansen Loh Chung Hon, aged 68, a Director since 1994, is the Managing Director of Wyler Textiles, Limited, Chairman of Farrington American Express Travel Services Limited and a director of CLP Holdings.*†

Norman Ho Hau Chong, aged 50, a Director since 1994, is an Executive Director of Honorway and Tak Hung, and a director of Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, and a number of other quoted companies. He is the brother of Mr Hamilton Ho Hau Hay.*‡

André Desmarais, aged 49, a Director since 1997, is the President and Co-Chief Executive Officer of Power Corporation of Canada. He is a member of the Chief Executive's Council of International Advisers of The Government of the Hong Kong Special Administrative Region and member of the CITIC International Advisory Council.

Peter Kruyt (Alternate Director to Mr André Desmarais), aged 50, an alternate director since 2003, is Vice President of Power Corporation of Canada, Chairman of Power Pacific Corporation Limited, the Canada-China Business Council and Concordia University.

* *Independent Non-Executive Director*
† *Member of the Audit Committee*
‡ *Member of the Remuneration Committee*

Senior Managers

Bi Yupu (General Manager, Power Project Department), aged 64, is a Deputy Managing Director of CITIC HK and the chief representative of CITIC Pacific's Beijing Office. Before joining the CITIC HK Group in 1987, he worked for 20 years with the Ministry of Electric Power in the PRC as a senior engineer and deputy director of North China Electric Power Research Institute. He joined CITIC Pacific in 1993.

Frances Yung Ming Fong (Director, Group Finance), aged 34, is the Deputy Chairman of CPC, a director of NHKTC and other Group companies concerned with communications. She joined CITIC Pacific in 1995. She is the daughter of Mr Larry Yung Chi Kin.

Stella Chan Chui Sheung (Director, Company Secretariat), aged 43. Before joining CITIC HK in 1988 and CITIC Pacific in 1990, she worked in the company secretarial field.

Paul Lo Kai Sing (Director, Group Human Resources and Administration), aged 50, joined CITIC Pacific in January 2005. He has many years experience in human resources management in a variety of industries, including electronics manufacturing, multinational trading conglomerates and integrated multi-media services, and once served as the General Manager, Group Human Resources and Communications of Dah Chong Hong from 1997 to 2000.

Aaron Wong Ha Hang (Director, Property Department), aged 47, is an Executive Director of HK Resort, a director of NHKTC and other Group companies concerned with property and environmental projects. Before joining CITIC Pacific in 1996, he worked for an international consulting firm in the United Kingdom and in Hong Kong.

Steve Kwok Man Leung (Director, Business Development), aged 36, is a director of Adaltis Inc. (a Canadian listed company), CITIC Guoan, NHKTC and other Group companies in the communications and environment sector. He joined CITIC Pacific in 1993 after experience in sales and business development with a major Hong Kong listed company.

Cai Xing Hai (Director, Industries), aged 61, is the Chairman of Daye, the Vice Chairman of Jiangyin Xingcheng Special Steel and the Vice Chairman of Hubei Xin Yegang and the chief representative of CITIC Pacific's Wuxi Office. He joined CITIC Pacific in 1994, and has extensive experience in the management of special steel manufacturing in the PRC.

Hui Ying Bun (Group Chief Executive, Dah Chong Hong), aged 59, is also the Chief Executive - Motor, responsible for the overall management of the Dah Chong Hong Group's businesses in Hong Kong, the PRC, Singapore, Japan and Canada. He joined Dah Chong Hong in 1966, obtaining extensive experience in executive management, motor distribution and China trade.

Chu Hon Fai (Chief Executive - Trading, Dah Chong Hong), aged 60, is responsible for the management of Dah Chong Hong Trading Group's business in Hong Kong, the PRC, Singapore, Japan and Canada. He also manages the business of Sims Trading Company Limited ('Sims Trading'). He joined Dah Chong Hong in 1964 and obtained extensive experience in management of global trading, distribution, logistics, manufacturing and China trade.

Shi Cui Ming (Chairman, CITIC Telecom 1616 Limited ('Telecom 1616')), aged 66, joined CITIC Pacific in February 2004. He has extensive experience in the reform and development of the telecommunications industry in China, and held various senior management positions in a leading telecommunications corporation in China prior to joining the Group.

Peter Chan Kwong Choi (Managing Director, Telecom 1616), aged 42, joined CITIC Pacific in 2000, when CITIC Pacific bought Telecom 1616 Limited where he gained extensive experience in the telecommunications industry.

Glenn Robert Sturrock Smith (Chief Executive, Sims Trading), aged 53, joined CITIC Pacific in 2001 when CITIC Pacific bought Sims Trading. He has many years of experience in the marketing and distribution of consumer products in the China and Hong Kong markets.

Cindy Kwan Kit Ying (General Manager - Sales & Marketing, Property Department), aged 43, joined CITIC Pacific in 1996 after broad experience in property sales, marketing and leasing.

Stephen Ho Wai Chung (Chief Executive Officer, CPCNet Hong Kong Limited), aged 47, is the Executive Vice-President, Operations of CPC. He joined CITIC Pacific in 2001 after 19 years of experience in the telecommunications industry.

Miranda Yip Siu Wai (Executive Director and the General Manager, NHKTC), aged 42, joined NHKTC in January 1999 as Deputy General Manager and was appointed as Executive Director and General Manager in January 2004. She has extensive experience in public administration.

Directors' Report

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2005.

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 6 to 33.

Dividends

The Directors declared an interim dividend of HK$0.30 per share in respect of the year ended 31 December 2005 which was paid on 22 September 2005. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.80 per share in respect of the year ended 31 December 2005 payable on 17 May 2006 to shareholders on the Register of Members at the close of business on 12 May 2006.

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 26 to the accounts.

Donations

Donations made by the Group during the year amounted to HK$5 million.

Fixed Assets

Movements of fixed assets are set out in the Financial Statements on pages 102 to 109.

Major Customers and Suppliers

The percentage of purchases and sales with the Group's suppliers and customers are as follows:

Purchases	**2005**	2004
The largest supplier	**3**	10
Five largest suppliers combined	**11**	20

The aggregate percentage of sales to the Group's five largest customers is less than 30%.

No directors, their associates or shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) were interested at any time in the year in the above suppliers or customers.

Subsidiary Companies

The names of the principal subsidiary companies, their principal places of operation, their countries of incorporation and particulars of their issued share capital are set out in Note 35 to the accounts.

Issue of Debt Securities

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ('Senior Notes') to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes were fully redeemed on 15 February 2006.

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY 8.1 billion in aggregate principal amount of guaranteed floating rate notes due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to a subscription agreement dated 26 October 2005. The coupon and principal of the JPY Notes was swapped into Hong Kong Dollar through cross currency swap and net proceeds equivalent to HK$400 million was received. The JPY Notes holders have a one time right to put the JPY Notes to the issuer at 81.29% of the principal amount together with accrued interest on 28 October 2015. All of the JPY Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

Borrowings

Particulars of borrowings of the Group are set out in Note 27 to the accounts.

Directors

Mr Leslie Chang Li Hsien was appointed as an executive director of the Company with effect from 1 April 2005 and Mr Chang Zhenming resigned as director with effect from 15 June 2005. In addition, with effect from 1 April 2006, Mr Yao Jinrong will resign as director and Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande will be appointed as executive directors of the Company. Except for these changes, the directors of the Company whose names and biographical details appear on pages 61 to 63 were the directors in office during the financial year ended 31 December 2005.

In accordance with Article 95 of the New Articles of Association of the Company, Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande will hold office only until the forthcoming Annual General Meeting and are then eligible for re-election. In addition, pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen Loh Chung Hon shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ('Listing Rules') and that the Company still considers such directors to be independent.

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 12 May 2006.

Directors' Interests in Contracts of Significance

None of the directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

Connected Transactions

Connected transactions disclosed in accordance with the Listing Rules are as follows:

1. Pursuant to a concession agreement dated 9 April 2004 ('Concession Agreement') entered into between Zunyi Municipal Administration Bureau on behalf of the Zunyi Municipal People's Government and Compagnie Generale des Eaux ('CGDE') on behalf of the JV Companies (as defined below), one of the JV Companies was granted the right to acquire two existing water treatment facilities, the Nanjiao Facility and the Beijiao Facility in the People's Republic of China ('the Facilities') at RMB152 million and to operate and maintain the Facilities. The Concession Agreement is conditional upon, among other things, the business licences of JV Companies having been issued. The Concession Agreement shall expire if the conditions precedent cannot be fulfilled within twelve months.

On 9 June 2004, the Group entered into two agreements with CGDE to form CGE (Zunyi) Water Treatment Co., Ltd. ('Asset Company') and CGE (Zunyi) Water Treatment Operation Co., Ltd. ('Operation Company', together with Asset Company, the 'JV Companies'). The Group and CGDE will be respectively interested in 75% and 25% of Asset Company, and 25% and 75% of Operation Company.

On 18 June 2004, the Group and CGDE further entered into a delegation agreement ('the Delegation Agreement') on behalf of the JV Companies so that upon their formation, Asset Company shall delegate the right to operate and maintain the Facilities to Operation Company. Upon establishment of the JV Companies, CGDE will be a substantial shareholder of Asset Company and will become a connected person of the Company. The arrangement under the Delegation Agreement will constitute continuing connected transactions of the Company.

However, due to lengthy processing by the PRC authorities, the JV Companies had not been formed upon expiration of the Concession Agreement. The incidental documents including the Delegation Agreement were thereby terminated.

2. Pursuant to the sale and purchase agreement dated 20 January 2006 entered into between Newmarket Holdings Limited, a wholly owned subsidiary of the Company, the Company, Swire Properties Limited ('Swire Properties') and Swire Pacific Limited ('Swire Pacific'), the Group's entire 50% interest in Festival Walk, represented by one ordinary share in Supreme Luck Investments Ltd. ('Supreme Luck'), a wholly owned subsidiary of the Company, and a shareholder's loan from the Company to Supreme Luck, was disposed to Swire Properties at the consideration of HK$6,180 million (subject to adjustment based on the completion accounts). Festival Walk is a shopping and commercial complex located at Kowloon Tong, Kowloon. The transaction was completed on 3 March 2006.

Swire Pacific is a substantial shareholder of a subsidiary of the Company and Swire Properties is a wholly owned subsidiary of Swire Pacific. Thus, both Swire Properties and Swire Pacific are connected persons of the Company.

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000. The major terms of the Plan are as follows:

1. The purpose of the Plan is to promote the interests of the Company and its shareholders by (i) providing the participants with additional incentives to continue and increase their efforts in achieving success in the business of the Company, and (ii) attracting and retaining the best available personnel to participate in the on-going business operation of the Company.

2. The participants of the Plan are any director, executive or employee of the Company or its subsidiaries as invited by the Board.

3. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower. As at 22 March 2006, the maximum number of shares available for issue under the Plan is 195,006,516, representing approximately 8.89% of the issued share capital.

4. No participant shall be granted an option which, if exercised in full, would result in such participant's maximum entitlement to exceed 25 per cent of the maximum aggregate number of shares subject to the Plan.

5. The exercise period of any option granted under the Plan must not be more than ten years commencing on the date of grant.

6. The acceptance of an offer of the grant of the option must be made within 28 days from the date of grant with a non-refundable payment of HK$1.00 from the grantee.

7. The exercise price determined by the Board will be at least the higher of (i) the closing price of the Company's shares as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited ('Stock Exchange') on the date of grant; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares.

8. The Plan shall be valid and effective till 30 May 2010.

Since adoption of the Plan, the Company have granted two lots of share options on 28 May 2002 and 1 November 2004 respectively. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. None of such options were cancelled, but options for 500,000 shares have lapsed during the year up to 31 December 2005.

A summary of the movements during the year ended 31 December 2005 of the share options granted, including those granted under the Plan, is as follows:

A. Directors of the Company

Name of director	Date of grant	Exercise price HK$	Number of Share Options: Balance as at 1.1.05	Granted during the year ended 31.12.05	Exercised during the year ended 31.12.05	Balance as at 31.12.05	Percentage of issued share capital %
Larry Yung Chi Kin	28.5.02	18.2	2,000,000	–	–	2,000,000	
	1.11.04	19.9	2,000,000	–	–	2,000,000	
	5.12.05	20.5	–	100,000,000[1]	–	100,000,000	
						104,000,000	4.743
Peter Lee Chung Hing	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
						2,000,000	0.091
Norman Yuen Kee Tong	28.5.02	18.2	500,000	–	–	500,000	
	1.11.04	19.9	500,000	–	–	500,000	
						1,000,000	0.046
Vernon Francis Moore	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
						2,000,000	0.091
Yao Jinrong	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
						800,000	0.036
Chang Zhenming	28.5.02	18.2	500,000	–	–	N/A[2]	N/A
Li Shilin	28.5.02	18.2	300,000	–	–	300,000	0.014
Carl Yung Ming Jie	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
						800,000	0.036
Liu Jifu	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
						800,000	0.036
Leslie Chang Li Hsien	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
						800,000	0.036

Note:

1. *These share options were granted by CITIC HK, a substantial shareholder of the Company, and can be exercised during the period from 5 December 2008 to 4 December 2010.*

2. *The Director has resigned with effect from 15 June 2005.*

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

		Number of Share Options			
Date of grant	Exercise price HK$	Balance as at 1.1.05	Granted during the year ended 31.12.05	Exercised during the year ended 31.12.05[3]	Balance as at 31.12.05
28.5.02	18.2	2,770,000	–	670,000	2,100,000
1.11.04	19.9	4,380,000	–	110,000	4,270,000

Note:

3. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised is HK$22.67.

C. Others[4]

		Number of Share Options			
Date of grant	Exercise price HK$	Balance as at 1.1.05	Granted during the year ended 31.12.05	Exercised during the year ended 31.12.05[5]	Balance as at 31.12.05
28.5.02	18.2	800,000[6]	–	–	300,000
1.11.04	19.9	300,000	–	100,000	200,000

Note:

4. These are in respect of options granted to former director or employees under continuous contract, who have retired or resigned.

5. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised is HK$21.55.

6. Out of 800,000 options, 500,000 options have lapsed during the year.

Directors' Interests in Securities

The interests of the directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2005 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company and Associated Corporation

	Personal interests	Number of Shares: Corporate interests	Family interests	Trusts and similar interests	Percentage to the issued share capital %
CITIC Pacific Limited					
Larry Yung Chi Kin		400,381,000			18.258
Henry Fan Hung Ling		1,728,000		44,600,000	2.113
Peter Lee Chung Hing	500,000				0.023
Norman Yuen Kee Tong	33,000				0.002
Vernon Francis Moore				3,200,000	0.146
Liu Jifu	40,000				0.002
Leslie Chang Li Hsien	30,000				0.001
Hansen Loh Chung Hon	1,050,000	500,000[1]	500,000[1]		0.071
André Desmarais	1,488,000	102,242,000[2]	75,000		4.734
Peter Kruyt (alternate director to Mr André Desmarais)	34,100				0.002
Cathay Pacific Airways Limited					
Hansen Loh Chung Hon	450,000				0.013

Note:

1. *The corporate interests and the family interests of the relevant director duplicate each other as the 500,000 shares are held through a company in which the relevant director and his family are interested.*

2. *Out of 102,242,000 shares, 2,012,000 shares are held by a corporation controlled by the relevant director and 100,230,000 shares are held indirectly by a corporation of which the relevant director is the President and Co-Chief Executive Officer.*

2. Share Options in the Company

The interests of the directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

Save as disclosed above, as at 31 December 2005, none of the directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders

As at 31 December 2005, the interests of the substantial shareholders, other than the directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

Name	Number of Shares of the Company	Percentage to the issued share capital %
CITIC Group	632,253,285	28.832
CITIC HK	632,253,285	28.832
Heedon Corporation	496,386,285	22.636
Honpville Corporation	310,988,221	14.181

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

Name of Subsidiary Companies of CITIC HK	Number of Shares of the Company	Percentage to the issued share capital %
Affluence Limited	43,266,000	1.973
Winton Corp.	30,718,000	1.401
Westminster Investment Inc.	101,960,000	4.650
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.471
Honpville Corporation	310,988,221	14.181
Hainsworth Limited	82,601,000	3.767
Southpoint Enterprises Inc.	10,000,000	0.456

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2005. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2005.

During the year ended 31 December 2005, the Company has issued 880,000 shares under the CITIC Pacific Share Incentive Plan 2000.

Service Contracts

As at 31 December 2005, there were no service contracts which were not determinable by the employer within one year without payment of compensation (other than statutory compensation) between any company in the Group and any director proposed for re-election at the forthcoming Annual General Meeting.

Continuing Disclosure Requirements Under Rule13.22 Of The Listing Rules

The proforma combine balance sheet of affiliated companies as required under Rule 13.22 of the Listing Rules is as follows (Affiliated companies include associated companies and jointly controlled entities).

Proforma combined balance sheet of affiliated companies

in HK$ million	Group's attributable interest As at 31 December 2005
Fixed Assets	10,093
Jointly Controlled Entities	505
Investments	83
Intangible Assets	20
Pension Assets	24
Deferred Expenses	22
Long Term Receivable	2,006
Net Current Assets	972
Total Assets Less Current Liabilities	13,725
Long Term Borrowings	(1,229)
Deferred Tax Liabilities	(732)
Loans from Shareholders	(7,209)
	4,555

Note:

Details of attributable interest of the Company and/or its subsidiary company in the affiliated companies as disclosed in Notes to the Accounts no. 35 of Financial Statements.

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31 December 2005.

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 22 March 2006

Consolidated Profit and Loss Account

for the year ended 31 December 2005

in HK$ million	Note	2005	As restated 2004
Turnover	3	**26,564**	22,912
Cost of Sales		**(21,226)**	(18,064)
Distribution and Selling Expenses		**(824)**	(763)
Other Operating Expenses		**(2,196)**	(2,105)
Change in Fair Value of Investment Properties		**520**	181
Negative Goodwill		**-**	126
Profit from Consolidated Activities	4 & 5	**2,838**	2,287
Share of Results of	4		
Jointly Controlled Entities		**327**	488
Associated Companies		**1,984**	1,801
Profit before Net Finance Charges and Taxation		**5,149**	4,576
Finance Charges		**(560)**	(410)
Finance Income		**53**	108
Net Finance Charges	6	**(507)**	(302)
Profit before Taxation		**4,642**	4,274
Taxation	7	**(345)**	(413)
Profit for the Year		**4,297**	3,861
Attributable to:			
Shareholders of the Company	8	**3,989**	3,534
Minority Interests		**308**	327
		4,297	3,861
Dividends	9	**(2,412)**	(2,411)
Earnings per Share for Profit attributable to Shareholders of the Company during the year (HK$)	10		
Basic		**1.82**	1.61
Diluted		**1.82**	1.61

Consolidated Balance Sheet

as at 31 December 2005

in HK$ million	Note	2005	As restated 2004
Non-Current Assets			
Property, plant and equipment	13	**10,063**	7,344
Investment properties	14	**8,645**	8,115
Properties under development	15	**1,849**	1,672
Leasehold land	16	**1,618**	1,596
Jointly controlled entities	18	**10,583**	7,852
Associated companies	19	**23,300**	21,439
Other financial assets	20	**929**	1,121
Goodwill	21	**603**	507
Deferred tax assets	29	**158**	94
Derivative financial instruments	28	**168**	–
		57,916	49,740
Current Assets			
Properties held for sale	13	**1,055**	275
Inventories	22	**3,427**	2,778
Debtors, accounts receivable, deposits and prepayments	23	**5,691**	4,188
Cash and bank deposits		**2,579**	2,417
		12,752	9,658
Current Liabilities			
Bank loans, other loans and overdrafts			
secured	27	**183**	104
unsecured	27	**2,223**	707
Creditors, accounts payable, deposits and accruals	24	**6,628**	4,742
Provision for taxation		**199**	249
		9,233	5,802
Net Current Assets		**3,519**	3,856
Total Assets Less Current Liabilities		**61,435**	53,596
Non-Current Liabilities			
Long term borrowings	27	**18,812**	13,769
Deferred tax liabilities	29	**1,387**	1,328
Derivative financial instruments	28	**40**	–
		20,239	15,097
Net Assets	4	**41,196**	38,499
EQUITY			
Share capital	25	**877**	877
Reserves	26	**36,472**	34,290
Proposed dividend		**1,754**	1,754
Equity attributable to Shareholders of the Company		**39,103**	36,921
Minority Interests		**2,093**	1,578
Total Equity		**41,196**	38,499

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Balance Sheet

as at 31 December 2005

in HK$ million	Note	**2005**	2004
Non-Current Assets			
Property, plant and equipment	13	**27**	33
Subsidiary companies	17	**41,096**	39,067
Jointly controlled entities	18	**1,859**	1,314
Associated companies	19	**5,631**	4,743
Derivative financial instruments	28	**150**	–
		48,763	45,157
Current Assets			
Debtors, accounts receivable, deposits and prepayments	23	**138**	98
Cash and bank deposits		**56**	197
		194	295
Current Liabilities			
Bank loans, other loans and overdrafts unsecured	27	**810**	33
Creditors, accounts payable, deposits and accruals	24	**120**	73
Provision for taxation		**13**	–
		943	106
Net Current (Liabilities) / Assets		**(749)**	189
Total Assets Less Current Liabilities		**48,014**	45,346
Non-Current Liabilities			
Long term borrowings	27	**12,074**	9,075
Derivative financial instruments	28	**40**	–
		12,114	9,075
Net Assets		**35,900**	36,271
EQUITY			
Share capital	25	**877**	877
Reserves	26	**33,269**	33,640
Proposed dividend		**1,754**	1,754
Equity attributable to Shareholders of the Company		**35,900**	36,271

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Consolidated Cash Flow Statement

for the year ended 31 December 2005

in HK$ million	2005	As restated 2004
Cash Flows from Consolidated Activities		
Profit from Consolidated Activities after Net Finance Charges	**2,331**	1,985
Net interest expense	**543**	268
Income from other financial assets	**(157)**	(404)
Depreciation	**774**	597
Amortisation of leasehold land	**38**	33
Impairment losses on other financial assets	**19**	71
Impairment losses on properties held for sale	**77**	–
Negative goodwill credited to consolidated profit and loss account	**–**	(126)
Disposal of properties under development	**54**	247
Loss on disposal of property, plant and equipment	**3**	1
Written off of property, plant and equipment	**–**	22
Change in fair value of investment properties	**(520)**	(181)
Change in fair value of financial instruments	**(62)**	–
Profit on disposal of subsidiary companies	**(362)**	(112)
(Profit) / loss on disposal of jointly controlled entities	**(11)**	4
Impairment losses on jointly controlled entities	**57**	2
Impairment losses on loan to an associate company	**24**	–
Operating Profit before Working Capital Changes	**2,808**	2,407
Decrease / (increase) in inventories	**165**	(552)
Increase in debtors, accounts receivable, deposits and prepayments	**(813)**	(41)
Decrease in creditors, accounts payable, deposits and accruals	**(121)**	(592)
Effect of foreign exchange rates	**24**	(18)
Cash Generated from Consolidated Activities	**2,063**	1,204
Interest received	**57**	82
Interest paid	**(658)**	(392)
Income taxes paid	**(227)**	(178)
Net Cash from Consolidated Activities	**1,235**	716

in HK$ million	2005	As restated 2004
Cash Flows from Investing Activities		
Purchase of subsidiary companies (net of cash and cash equivalents acquired) (Note a)	**63**	(191)
Purchase of additional interests in subsidiary companies	**(3)**	(383)
Purchase of properties under development	**(1,323)**	(1,224)
Purchase of property, plant and equipment	**(1,221)**	(1,314)
Investment in jointly controlled entities	**(2,051)**	(3,218)
Investment in associated companies	**(999)**	(937)
Increase in other financial assets	**(544)**	(221)
Proceeds on disposal of property, plant and equipment	**107**	28
Proceeds on disposal of other financial assets	**5**	2
Proceeds on disposal of associated companies	**–**	2
Proceeds on disposal of interests in jointly controlled entities	**186**	–
Disposal of subsidiary companies (net of cash and cash equivalents disposed) (Note b)	**476**	105
Increase in loans to jointly controlled entities	**(351)**	(36)
Decrease in loans to associated companies	**391**	734
Dividend income from associated companies	**1,113**	792
Dividend income from jointly controlled entities	**106**	85
Income from other financial assets	**1**	393
Net Cash used in Investing Activities	**(4,044)**	(5,383)
Cash Flows from Financing Activities		
Issue of shares pursuant to the Plan	**16**	68
New borrowings	**6,703**	4,941
Repayment of loans	**(1,219)**	(1,020)
Decrease in minority interests	**(154)**	(223)
Dividends paid	**(2,412)**	(2,189)
Net Cash from Financing Activities	**2,934**	1,577
Net Increase / (Decrease) in Cash and Cash Equivalents	**125**	(3,090)
Cash and Cash Equivalents at 1 January	**2,381**	5,469
Effect of Foreign Exchange Rate Changes	**18**	2
Cash and Cash Equivalents at 31 December	**2,524**	2,381
Analysis of the Balances of Cash and Cash Equivalents		
Cash and bank deposits	**2,579**	2,417
Bank overdrafts (Note c)	**(55)**	(36)
	2,524	2,381

Notes to Consolidated Cash Flow Statement

a Purchase of Subsidiary Companies

During the year, the Group mainly acquired 56.63% interest in Daye Special Steel Co., Ltd. ('Daye') and other acquired companies. The amount recognised upon acquisition of Daye in October 2005 of its assets and liabilities are HK$3,392 million and HK$2,413 million respectively. The aggregate amounts recognised, which approximated the carrying amount of the acquired companies at the acquisition date of their assets and liabilities are HK$304 million and HK$202 million respectively. The acquired business contributed aggregate revenues of HK$837 million and aggregate net profit of HK$6 million since acquisition.

The aggregate revenue and aggregate net profit of the acquired companies as though the acquisition for the business combinations effected during the year had been the beginning of that year are HK$4,423 million and HK$64 million respectively.

Details of net assets acquired and goodwill are as follows:

in HK$ million	**2005**	2004
Purchase consideration		
Cash paid	**107**	541
Direct costs relating to the acquisition	**–**	4
Accounts receivable	**382**	–
Accounts payable	**–**	64
Interest in an associated company	**–**	73
Interest in an other financial assets	**209**	–
Total purchase consideration	**698**	682
Fair value of net assets acquired	**(657)**	(668)
Goodwill	**41**	14

The goodwill is attributable to the development potential of business acquired.

a Purchase of Subsidiary Companies *continued*

in HK$ million	**2005**	2004
Net Assets Acquired		
Leasehold land	**30**	–
Properties under development	**271**	–
Property, plant and equipment	**1,589**	971
Investment	**3**	–
Inventories	**778**	417
Debtors, accounts receivable, deposits and prepayments	**783**	335
Deferred tax assets	**72**	–
Cash and bank deposits	**170**	354
Bank loans	**(1,090)**	(130)
Creditors, accounts payable, deposits and accruals	**(1,525)**	(1,037)
Provision for taxation	**–**	(117)
Minority interests	**(424)**	(125)
	657	668
Less: Interest in an associated company	**–**	(73)
Other financial assets	**(209)**	–
Goodwill	**41**	14
	489	609
Satisfied by		
Cash	**107**	545
Accounts Receivable	**382**	–
Accounts Payable	**–**	64
	489	609

Analysis of the net (inflow) / outflow of cash and cash equivalents in respect of the purchase of subsidiary companies

in HK$ million	**2005**	2004
Cash consideration	**107**	545
Cash and bank deposits acquired	**(170)**	(354)
	(63)	191

b Disposal of Subsidiary Companies

in HK$ million	**2005**	2004
Net Assets Disposal		
Property, plant and equipment	**27**	50
Properties under development	**520**	–
Jointly controlled entities	**–**	26
Inventories	**–**	60
Debtors, accounts receivable, deposits and prepayments	**11**	162
Cash and bank deposits	**20**	36
Creditors, accounts payable, deposits and accruals	**(401)**	(87)
Bank loans	**–**	(20)
Deferred tax assets	**–**	1
Minority interests	**(47)**	(62)
Goodwill	**–**	2
	130	168
Profit on disposal	**362**	112
Accounts payable	**(26)**	–
Release of reserve	**–**	(4)
	466	276
Satisfied by		
Cash	**496**	141
Listed Investment	**–**	113
Accounts Receivable	**–**	22
Interest in Jointly Controlled Entities	**(30)**	–
	466	276

Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiary companies

in HK$ million	**2005**	2004
Cash consideration	**496**	141
Cash and bank deposits disposed of	**(20)**	(36)
	476	105

c Reconciliation of the Balance of Cash and Cash Equivalents in Respect of Bank Loans, Other Loans and Overdrafts

in HK$ million	**2005**	2004
Bank loans, other loans and overdrafts	**2,406**	811
Bank loans and other loans	**(2,351)**	(775)
Bank overdrafts	**55**	36

Consolidated Statement of Changes in Equity

for the year ended 31 December 2005

in HK$ million	Note	2005	As restated 2004
At 1 January, as Previously Reported as Equity		**37,892**	36,548
At 1 January, as Previously Separately Reported as Minority Interest		**1,578**	2,027
Prior Year Adjustments			
Deferred tax arising from fair value change of investment properties		**(661)**	(622)
Amortisation of leasehold land		**(87)**	(81)
Share of associated companies			
Deferred tax arising from fair value change of investment properties		**(204)**	(204)
Amortisation of leasehold land		**(10)**	(8)
Adjustment on property, plant and equipment		**(9)**	(9)
At 1 January, as Restated, before Opening Adjustments		**38,499**	37,651
Opening Adjustment for the Adoption of HKAS 39 Financial Instruments: Recognition and Measurement			
Impact on the Company and subsidiary companies		**(96)**	–
Share of associated companies		**86**	–
Share of jointly controlled entities		**(28)**	–
At 1 January, as Restated		**38,461**	37,651
Share of Reserves of Associated Companies			
Fair value loss on other financial assets		**(67)**	–
Gain / (loss) on cash flow hedge of financial Instruments		**350**	(130)
Share of Reserves of Jointly Controlled Entities			
Gain on cash flow hedge of financial instruments		**40**	–
General reserve		**–**	11
Gain on Cash Flow Hedge of Financial Instruments		**163**	–
Fair Value Loss on Other Financial Assets		**(17)**	–
Reserves Written Back on Disposal		**–**	1
Exchange Translation Differences		**158**	2
Net Gain / (Losses) Not Recognised in the Consolidated Profit and Loss Account		**627**	(116)
Profit for the Year		**4,297**	3,861
Dividends to Shareholders of the Company	9	**(2,412)**	(2,189)
Minority Interests		**207**	(776)
Share Options Exercised			
Premium Received		**16**	66
Share Capital Issued		**–**	2
At 31 December		**41,196**	38,499
Representing			
At 31 December after Proposed Final Dividend		**39,442**	36,745
Proposed Final Dividend	9	**1,754**	1,754
		41,196	38,499

Notes to the Accounts

1 Significant Accounting Policies

The principal accounting policies applied in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a Basis of Preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ('HKFRS'), and under the historical cost convention except as disclosed in the accounting policies below.

In 2005, the Group adopted the following new / revised standards and interpretations of HKFRS, which are relevant to its operations. The 2004 comparatives and 2005 opening balances have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HK Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK Int 4	Lease – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
HK(SIC)-Int 13	Jointly Controlled Entities
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment

1 Significant Accounting Policies *continued*

a Basis of Preparation *continued*

The adoption of new / revised HKFRS does not result in substantial changes to the Group's accounting policies except for the adoption of HKAS 1 which has affected the presentation of minority interest, share of net after-tax results of associated companies and jointly controlled entities and other disclosures, and also those relating to the accounting treatments of the followings, details of which are set out in the respective accounting policy set out in the accounts:

i) Financial instruments;

ii) Pre-completion contracts for sales of properties under development;

iii) Leases;

iv) Investment properties; and

v) Deferred taxation.

Effective from 1 January 2005, HKFRS 2 requires the fair value of share options at grant date to be amortised over the relevant vesting periods to the profit and loss account. However, the Group had no unvested share option outstanding during the year ended 31 December 2005.

The Group has not early adopted the amendments, new standards and interpretations issued by the HKICPA that are not yet effective for the year ended 31 December 2005, and is in the process of assessing their impact on future accounting periods.

b Basis of Consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiary companies made up to the balance sheet date. The results of subsidiary companies acquired or disposed of during the year are included as from the effective dates of acquisition or up to the effective dates of disposal respectively.

c Goodwill

Positive goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Negative goodwill arising on acquisition of subsidiary companies, jointly controlled entities and associated companies represents the excess of the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired over the cost of the acquisition.

Since 1 January 2004, with the early adoption of HKFRS 3 in 2004, positive goodwill will be stated in the consolidated balance sheet as a separate asset or included within jointly controlled entities and associated companies at cost less accumulated impairment losses and subject to impairment testing at least annually. Negative goodwill is recognised in profit and loss immediately on acquisition.

1 Significant Accounting Policies *continued*

d Subsidiary Companies

A subsidiary company is a company which is controlled by the Company through direct or indirect interest. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried in the Company's balance sheet at cost less any impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

e Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill on acquisition.

In the Company's balance sheet the investments in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

f Associated Companies

Associated companies are companies, other than subsidiary companies and jointly controlled entities, in which the Group holds not more than 50 per cent of their equity share capital for the long term and can exercise significant influence in their management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year adjusted by impairment losses, if any. The consolidated balance sheet includes the Group's share of net assets of the associated companies, after attributing fair values to the net assets at the date of acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

g Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not amortised.

Depreciation of the vehicular tunnel was provided with reference to projected usage of the tunnel as compared to the actual tunnel usage.

Property, plant and equipment are depreciated at rates sufficient to write off their cost or valuation, less impairment losses, if any, over their estimated useful lives on a straight line basis at the following annual rates:

- Buildings: 2% - 4% or the remaining lease period of the land
- Plant and Machinery: 9% - 20%
- Other property, plant and equipment, comprising telecommunications equipment, traffic equipment, cargo lighters, computer installations, motor vehicles, furniture, fixtures and equipment: 10%-25%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

1 Significant Accounting Policies *continued*

h Investment Properties

Investment properties are interests in land and / or buildings in respect of which construction work and development have been completed and which are held for their investment potential, these include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value and reviewed annually. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss account.

In prior years, the change in the fair value of investment properties was recognised in the property valuation reserve. The deficit of this reserve was charged to the profit and loss account and any subsequent increases were credited to the profit and loss account up to the amount previously charged.

i Properties under Development

Properties under development consist of investments in land for development and buildings under construction and development pending any positive intention either to retain them for investment purposes or to sell them for proceeds. Investments in leasehold land are amortised over the lease term of the land, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Such amortisation cost will be capitalised as the cost of buildings during the construction period. The investments in buildings under construction and development are stated at cost less any accumulated impairment losses.

In prior years, the leasehold land was accounted for at cost less any accumulated impairment.

j Capitalisation of Development Costs

Property development expenditure, inclusive of interest and professional fees, is capitalised as cost of development.

Borrowing costs incurred on assets under development that take a substantial period of time to get ready for their intended use or sale are capitalised into the carrying value of the assets under development.

The capitalisation rate applied to funds borrowed for the development of the assets is based on the attributable cost of funds to the Group.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

k Properties Held for Sale

Properties held for sale consisting of leasehold land and building cost are classified under current assets and stated at the lower of cost and net realisable value. Leasehold land is stated at cost less accumulated amortisation and any impairment loss. Building costs are stated at cost less any impairment loss.

l Trade and Other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flow, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

1 Significant Accounting Policies *continued*

m Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

n Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

o Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

p Revenue Recognition

i) Motor vehicles

Revenue arising from the sale of motor vehicles is recognised when the registration document is issued or on delivery of motor vehicles, whichever is earlier, which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes any government taxes and is after deduction of any trade discounts.

ii) Sales of properties under development and properties held for sale

Before 1 January 2005, sales of properties under development was recognised in the profit and loss account over the course of the development by reference to the proportion of construction costs incurred to date to the estimated total construction costs to completion of the development and the extent of the sales proceeds received, after taking into account due allowance for contingencies.

After 1 January 2005, following the adoption of HK-Int 3 'Revenue – Pre-Completion Contracts for the Sale of Development Properties', revenue from sales of properties under development is only recognised when the significant risks and rewards of ownership have been transferred to the buyer. The Group considers that the significant risks and rewards of ownership are transferred when the buildings contracted for sales are completed and the relevant permits essential for the delivery of the properties have been issued by the authorities.

The Group has chosen not to apply HK-Int 3 retrospectively to pre-completion contracts entered into before 1 January 2005 and will continue to account for those contracts using the method of accounting used prior to 1 January 2005.

Income from properties held for sale is recognised at the date when sale agreement is signed.

iii) Sales of goods

Revenue arising from the sale of goods is recognised on the delivery of goods to customers. Revenue is determined after deduction of any trade discounts.

1 Significant Accounting Policies *continued*

p Revenue Recognition *continued*

iv) Income from co-operative joint venture

Other income or dividend from co-operative joint venture is recognised when the right to receive is established.

Income from disposal of co-operative joint venture is recognised at the date when sale agreement is signed.

v) Rendering of services

Commission income and revenue arising from the rendering of repairing services are recognised when the goods concerned are sold to customers and when the relevant work is completed respectively.

vi) Revenue from the provision of telecommunications services is recognised upon delivery of the services.

vii) Rental income

Rental income is recognised on a straight-line basis over the period of the relevant leases.

viii) Dividend income

Dividend income is recognised when the right to receive the dividend is established.

Dividends proposed or declared after their balance sheet date by companies in which the Group has an investment are not recognised as revenue at the balance sheet date but on the date when the right to receive is established.

q Financial Instruments

From 1 January 2004 to 31 December 2004

Co-operative joint ventures in the People's Republic of China are stated at cost (net of capital repayment) less impairment losses or where appropriate, the cost is amortised over a period no longer than its estimated useful life to the Group.

Interest in other listed and unlisted investments held for the long term are stated at cost less impairment losses. The carrying amounts of individual listed investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

Interest in other listed investments not held for the long term are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of such investments are recognised in the profit and loss account. Profits or losses on disposal of such investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

From 1 January 2005 onwards

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

1 Significant Accounting Policies *continued*

q Financial Instruments *continued*

i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in debtors, accounts receivable, deposits and prepayments in the notes to the accounts.

iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

On 1 January 2005, the financial assets previously categorised as 'Investments' have been reclassified as available-for-sale investments and carried at fair value or cost less impairment loss if their fair value cannot be reliably measured. Gains and losses arising from changes in fair value are recognised in investment revaluation reserve. On the disposal of the investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in investment revaluation reserve will be transferred to the profit and loss account.

iv) Derivative financial instruments

Prior to 1 January 2005, derivatives of the Group were not recorded in the financial statements. Following the adoption of HKAS 32 and HKAS 39, all derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting. Where a derivative qualifies for hedge accounting and is designated as a cash flow hedge, the effective part and the ineffective part of any unrealised gain or loss on the instrument is recognised directly in hedging reserve and in the profit and loss account respectively. The cumulative gain or loss associated with the effective part of the cash flow hedge recorded in hedging reserve will be recognised in the profit and loss account in the same period or periods during which the gain or loss arising from the hedged transaction is recognised in the profit and loss account.

r Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals payable and receivable under operating leases are accounted for on a straight line basis over the respective periods of the leases.

1 Significant Accounting Policies *continued*

s Impairment of Assets

The Group reviews the carrying amounts of assets including goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognised in the profit and loss account is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

t Inventories

Inventories comprising mainly motor vehicles, spare parts, electrical appliances, food, trading items and steels are valued at the lower of cost and net realisable value. Cost represents the actual cost of purchase or production and is calculated on the first-in first-out, specific identification or weighted average basis as appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

u Foreign Currencies

The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Transactions in foreign currencies are translated into Hong Kong dollars at the rates ruling at the transaction dates.

Assets and liabilities of subsidiary companies, jointly controlled entities and associated companies, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Results in foreign currencies are translated at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign entities, and of financial instruments which are designated as hedges of such investment, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1 January 2005 are treated as assets and liabilities of the foreign entity and translated at the rate of exchange ruling at the balance sheet date, such differences are taken directly to exchange reserve.

v Deferred Taxation

A balance sheet liability method is adopted whereby deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts. Provision for withholding tax that will arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings. Deferred tax assets are recognised to the extent that the future utilisation is probable.

Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was recognised on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale.

Following the adoption of HKAS-Int 21, the deferred tax arising from revaluation of the investment properties is recognised on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the applicable profits tax rate.

1 Significant Accounting Policies *continued*

The Group has applied the new accounting policies retrospectively except for HKAS 32, HKAS 39, HKAS 40 and HK-Int 3 (Notes 1(q), (h) and p(ii) above refers) which are applied prospectively in accordance with the transitional provisions. These effects are summarised as follows:

	Effects on adopting					
in HK$ million	HKAS 16	HKAS 17	HK(SIC)-Int 21	HKAS 40	HKAS 32 & 39	Total
Effects on periods prior to 2004						
Increase in amortisation of leasehold land	–	(81)	–	–	–	(81)
Increase in deferred tax	–	–	(622)	–	–	(622)
Decrease in share of results of associated companies	(9)	(8)	(204)	–	–	(221)
Decrease in retained profits	(9)	(89)	(826)	–	–	(924)
Effects on 2004						
Increase in amortisation of leasehold land	–	(6)	–	–	–	(6)
Increase in deferred tax	–	–	(39)	–	–	(39)
Decrease in share of results of an associated company	–	(2)	–	–	–	(2)
Decrease for the year ended 31 December 2004	–	(8)	(39)	–	–	(47)
Decrease in retained profits as at 31 December 2004	**(9)**	**(97)**	**(865)**	**–**	**–**	**(971)**

1 Significant Accounting Policies *continued*

	Effects on adopting					
	HKAS 16	HKAS 17	HK(SIC)-Int 21	HKAS 40	HKAS 32 & 39	Total
Effects on 1 January 2005						
Decrease in fair value change of financial instruments	–	–	–	–	(20)	(20)
Increase in amortisation of finance charges	–	–	–	–	(3)	(3)
Increase in taxation	–	–	–	–	(14)	(14)
Increase in share of fair value change on investment properties of associated companies	–	–	–	524	–	524
Decrease in share of results of associated companies	–	–	–	–	(26)	(26)
Increase in share of results of jointly controlled entities	–	–	–	–	9	9
Increase / (decrease) in retained profits	–	–	–	524	(54)	470
Decrease in hedging reserve	–	–	–	–	(101)	(101)
Increase in investment revaluation reserve	–	–	–	–	42	42
Increase in share of investment revaluation reserve of associated companies	–	–	–	–	126	126
Decrease in share of fair value change on investment properties of associated companies	–	–	–	(524)	–	(524)
Decrease in hedging reserve of jointly controlled entities	–	–	–	–	(37)	(37)
Decrease in hedging reserve of an associated company	–	–	–	–	(14)	(14)
(Decrease) / Increase in reserves	–	–	–	(524)	16	(508)
Decrease in equity attributable to the shareholders of the Company	**–**	**–**	**–**	**–**	**(38)**	**(38)**
Decrease in equity attributable to the shareholders of the Company as at 1 January 2005	**(9)**	**(97)**	**(865)**	**–**	**(38)**	**(1,009)**
Effects on 2005						
Increase in amortisation of leasehold land	–	(4)	–	–	–	(4)
Decrease in deferred tax	–	–	3	–	–	3
Increase in fair value change of financial instruments	–	–	–	–	62	62
Increase in fair value change on investment properties and related deferred tax	–	–	(70)	520	–	450
Increase in share of fair value change on investment properties and related deferred tax of associated companies	–	–	(39)	372	–	333
Decrease in share of results of associated company	–	(2)	–	–	–	(2)
(Decrease) / increase in profit for the year	**–**	**(6)**	**(106)**	**892**	**62**	**842**

The effect of Prior Year Adjustments on basic and diluted earning per share is immaterial.

2 Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Investment properties

The fair values of investment properties are determined annually by independent qualified valuers on open market value in existing use basis calculated on the net income allowing for reversionary potential.

In making the judgment, considerations have been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates.

ii) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(s). For the purposes of impairment testing goodwill acquired has been allocated to individual cash-generated units which are revised for impairment based on forecast operating performance and cash flows. Cash flow projections are prepared on the basis of reasonable assumptions effective of the prevailing and future market conditions, and are discounted appropriately.

iii) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally related to tax losses, depends on the management's expectation of future taxable profit that will be available against which the tax losses can be utilised. The outcome of their actual utilisation may be different.

3 Turnover

The principal activity of the Company is holding its subsidiary companies and the principal activities of its principal subsidiary companies are set out in Note 35 to the accounts.

Turnover of the Group comprises the total invoiced value of goods supplied net of government taxes where applicable, and services rendered to customers, fees from provision of telecommunication services, gross proceeds from sale of investments and properties, amounts received and receivable in respect of dividends, income from co-operative joint ventures, toll income, gross property rental and godown and cold storage income, analysed as follows:

	Group	
in HK$ million	**2005**	2004
Sales of goods	**22,255**	18,599
Services rendered to customers	**1,669**	1,924
Dividend income from unlisted other financial assets	**155**	400
Toll income	**607**	503
Others	**1,878**	1,486
	26,564	22,912

4 Segment Information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

a Turnover and Segment Profit

An analysis of the Group's turnover and profit from consolidated activities and share of results of jointly controlled entities and associated companies by business are as follows:

	Turnover		Profit from consolidated activities		Share of results of jointly controlled entities		Share of results of associated companies		Group total		Segment allocations		Segment profit	
in HK$ million	**2005**	2004	**2005**	As restated 2004	**2005**	As restated 2004	**2005**	As restated 2004	**2005**	As restated 2004	**2005**	2004	**2005**	As restated 2004
Special Steel Manufacturing	**12,160**	7,177	**1,083**	872	**-**	-	**-**	-	**1,083**	872	**-**	-	**1,083**	872
Property (Note)	**1,409**	768	**675**	421	**-**	-	**495**	253	**1,170**	674	**78**	72	**1,248**	746
Aviation	**-**	-	**-**	-	**44**	25	**1,006**	1,369	**1,050**	1,394	**-**	-	**1,050**	1,394
Power Generation	**155**	400	**121**	342	**245**	205	**(2)**	46	**364**	593	**-**	-	**364**	593
Communications	**1,219**	1,449	**4**	9	**(140)**	59	**110**	78	**(26)**	146	**-**	-	**(26)**	146
Marketing & Distribution (Note)	**10,984**	12,078	**377**	398	**28**	24	**(8)**	4	**397**	426	**(78)**	(72)	**319**	354
Civil Infrastructure	**637**	536	**427**	322	**114**	90	**50**	51	**591**	463	**-**	-	**591**	463
Others	**-**	504	**-**	124	**36**	85	**-**	-	**36**	209	**-**	-	**36**	209
Change in Fair Value of Investment Properties	**-**	-	**520**	181	**-**	-	**333**	-	**853**	181	**-**	-	**853**	181
Less: General and Administration Expenses	**-**	-	**(369)**	(382)	**-**	-	**-**	-	**(369)**	(382)	**-**	-	**(369)**	(382)
	26,564	22,912	**2,838**	2,287	**327**	488	**1,984**	1,801	**5,149**	4,576	**-**	-	**5,149**	4,576
Net finance charges													**(507)**	(302)
Taxation													**(345)**	(413)
Profit for the year													**4,297**	3,861

Note:
The presentation of segment turnover is same as turnover with an exception of segment allocations attributable to property segment as disclosed above.

An analysis of the Group's turnover by geographical area is as follows:

	Group	
in HK$ million	**2005**	2004
Hong Kong	**8,756**	8,230
Mainland China	**16,452**	13,650
Japan	**480**	484
Others	**876**	548
	26,564	22,912

4 Segment Information *continued*

b Assets and Liabilities

An analysis of the Group's segment assets and liabilities by business segment is as follows:

in HK$ million	Segment assets 2005	Segment assets As restated 2004	Investments in jointly controlled entities 2005	Investments in jointly controlled entities As restated 2004	Investments in associated companies 2005	Investments in associated companies As restated 2004	Segment liabilities 2005	Segment liabilities As restated 2004	Total 2005	Total As restated 2004
Special Steel Manufacturing	**12,101**	7,518	**967**	578	**-**	–	**(3,589)**	(2,302)	**9,479**	5,794
Property	**13,602**	11,816	**1,101**	–	**8,996**	8,751	**(1,046)**	(417)	**22,653**	20,150
Aviation	**-**	–	**582**	543	**11,815**	11,195	**-**	–	**12,397**	11,738
Power Generation	**204**	659	**3,576**	2,745	**1,906**	989	**(34)**	–	**5,652**	4,393
Communications	**1,032**	1,382	**1,179**	1,260	**298**	292	**(402)**	(496)	**2,107**	2,438
Marketing & Distribution	**4,946**	4,497	**277**	297	**194**	123	**(1,337)**	(1,360)	**4,080**	3,557
Civil Infrastructure	**1,217**	1,304	**1,534**	1,248	**91**	89	**(36)**	(36)	**2,806**	2,605
Others	**635**	279	**1,367**	1,181	**-**	–	**-**	–	**2,002**	1,460
Segment assets / (liabilities)	**33,737**	27,455	**10,583**	7,852	**23,300**	21,439	**(6,444)**	(4,611)	**61,176**	52,135
Corporate	**2,890**	2,558	**-**	–	**-**	–	**(21,442)**	(14,711)	**(18,552)**	(12,153)
Provision for taxation									**(199)**	(249)
Net deferred tax liabilities									**(1,229)**	(1,234)
									41,196	38,499

An analysis of the Group's segment assets by geographical area is as follows:

in HK$ million	Group 2005	Group As restated 2004
Hong Kong	**11,638**	11,476
Mainland China	**21,116**	14,993
Japan	**503**	503
Others	**480**	483
	33,737	27,455

5 Profit from Consolidated Activities

in HK$ million	Group 2005	As restated 2004
The profit from consolidated activities is arrived at after crediting		
Dividend income from unlisted other financial assets	**155**	400
Rental income from		
investment properties		
Gross income	**461**	428
Less: Direct outgoings	**(87)**	(75)
	374	353
other operating leases	**130**	174
Profit on disposal of subsidiary companies	**362**	112

in HK$ million	Group 2005	As restated 2004
And after charging		
Cost of inventories	**19,261**	15,863
Staff costs	**1,548**	1,417
included in cost of sales, distribution and selling expenses and other operating expenses		
Auditors' remuneration	**16**	14
Contributions to staff retirement schemes	**86**	52
Depreciation of property, plant and equipment	**774**	590
Amortisation of leasehold land	**38**	33
Impairment losses on other financial assets	**19**	71
Impairment losses on properties held for sale	**77**	–
Management fee payable to CITIC Hong Kong (Holdings) Limited ('CITIC HK')	**2**	2
Operating lease rentals		
land and buildings	**122**	120

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

in HK$ million	2005	2004
Within 1 year	**400**	373
After 1 year but within 5 years	**323**	277
After 5 years	**7**	10
	730	660

6 Net Finance Charges

in HK$ million	Group 2005	2004
Finance charges		
Interest expense		
Bank loans and overdrafts wholly repayable within five years	**325**	47
Bank loans not wholly repayable within five years	**24**	1
Other loans wholly repayable within five years	**90**	78
Other loans not wholly repayable within five years	**268**	268
	707	394
Amount capitalised	**(111)**	(18)
Other finance charges	**26**	34
Fair value gains on financial instruments	**(62)**	–
	560	410
Finance income		
Interest income	**(53)**	(108)
	507	302

7 Taxation

Hong Kong profits tax has been calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

in HK$ million	Group 2005	As restated 2004
Current income tax		
Hong Kong profits tax	**165**	269
Overseas taxation	**105**	109
Deferred taxation (Note 29)		
Change in fair value of investment properties	**70**	36
Origination and reversal of other temporary difference	**5**	(1)
	345	413

7 Taxation *continued*

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group	
		As restated
in HK$ million	**2005**	2004
Profit before taxation	**4,642**	4,274
Less: share of results of		
jointly controlled entities	**(327)**	(488)
associated companies	**(1,984)**	(1,801)
	2,331	1,985
Calculated at taxation rate of 17.5% (2004: 17.5%)	**408**	347
Effect of different taxation rates in other countries	**(74)**	24
Income and expenses not subject to taxation	**(64)**	(125)
Utilisation of unrecognised tax losses this year and net of tax losses not recognised	**14**	1
Under provision in prior years	**31**	134
Others	**30**	32
Taxation charge	**345**	413

8 Profit attributable to Shareholders of the Company

The Group's profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$1,995 million (2004: HK$1,300 million).

9 Dividends

in HK$ million	**2005**	2004
2004 Final dividend paid: HK$0.80 (2003: HK$0.70) per share	**1,754**	1,532
2005 Interim dividend paid: HK$0.30 (2004: HK$0.30) per share	**658**	657
2005 Final dividend proposed: HK$0.80 (2004: HK$0.80) per share	**1,754**	1,754
	2,412	2,411
Dividend per share (HK$)	**1.10**	1.10

10 Earnings per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$3,989 million (2004: HK$3,534 million).

The basic earnings per share is based on the weighted average number of 2,192,532,243 shares in issue during the year (2004: 2,190,347,374 shares in issue). The diluted earnings per share is based on 2,195,068,005 shares (2004: 2,191,793,568 shares) which is the weighted average number of shares in issue during the year plus the weighted average number of 2,535,762 shares (2004: 1,446,194 shares) deemed to be issued at no consideration if all outstanding options had been exercised.

11 Directors Emoluments

The remuneration of every Director for the year ended 31 December 2005 is set out below:

in HK$ million Name of Director	Fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Retirement benefits	2005 Total	2004 Total
Larry Yung Chi Kin*	0.15	3.20	25.60	0.01	**28.96**	30.29
Henry Fan Hung Ling*	0.15	2.98	21.80	0.01	**24.94**	25.85
Peter Lee Chung Hing*	0.15	1.69	17.00	0.07	**18.91**	19.94
Norman Yuen Kee Tong*	0.15	4.29	5.00	0.14	**9.58**	10.08
Vernon Francis Moore*	0.15	1.99	4.00	0.01	**6.15**	14.26
Carl Yung Ming Jie*	0.15	0.84	1.50	0.04	**2.53**	2.53
Yao Jinrong*	0.15	0.64	1.50	–	**2.29**	2.23
Leslie Chang Li Hsien*	0.11	1.05	6.00	0.07	**7.23**	–
Li Shilin*	0.15	0.49	1.00	–	**1.64**	1.64
Liu Jifu*	0.15	0.50	5.00	–	**5.65**	5.66
Chang Zhenming	0.07	0.36	–	–	**0.43**	1.64
Willie Chang	0.30	–	–	–	**0.30**	0.30
Hamilton Ho Hau Hay	0.15	–	–	–	**0.15**	0.15
Alexander Reid Hamilton	0.30	–	–	–	**0.30**	0.30
Hansen Loh Chung Hon	0.25	–	–	–	**0.25**	0.25
Norman Ho Hau Chong	0.20	–	–	–	**0.20**	0.20
Andrè Desmarais	0.15	–	–	–	**0.15**	0.15
	2.88	18.03	88.40	0.35	**109.66**	115.47

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, no share options were granted (2004: 7,600,000) to directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

The executive directors as marked '*' of the above being considered as key management personnel of the Group.

12 Retirement Benefits

With the consent of the majority of its members, the Group ceased making contributions to The CITIC Group Retirement Plan ('ORSO Plan'), one of its principal retirement schemes in Hong Kong, with effect from 1 August 2003. The ORSO Plan will be operated as a closed fund and continue to be managed by an independent trustee according to the provisions of the Trust Deed and Rules.

All ORSO Plan members were enrolled onto the CITIC Group Mandatory Provident Fund Scheme ('MPF Scheme') – with a choice of either the Fidelity Retirement Master Trust or the Hang Seng Mandatory Provident Fund – SuperTrust. Contributions to the MPF Scheme as well as forfeited amounts derived from the employer voluntary contributions are administered in accordance with the terms and provisions of the master trusts.

Assets of the ORSO Plan and the MPF Scheme are held separately in funds under the custody of the respective trustees.

Retirement benefits for employees in China and other locations are based primarily on local mandatory requirements.

13 Property, Plant and Equipment

a Group

in HK$ million	Self-used properties	Vehicular tunnel	Plant and machinery	Others (Note ii)	Total
Cost					
At 1 January 2004, as previously reported	3,611	1,983	2,237	2,417	10,248
Transfer to leasehold land	(1,373)	–	–	–	(1,373)
As restated	2,238	1,983	2,237	2,417	8,875
Exchange adjustments	7	–	4	10	21
Additions					
through acquisition of subsidiary companies	–	–	954	17	971
others	130	9	551	666	1,356
Disposals					
through disposal of subsidiary companies	(29)	–	(33)	(23)	(85)
others	(15)	–	(40)	(85)	(140)
Reclassification	32	–	196	(228)	–
Impairment loss	–	–	–	(1)	(1)
At 31 December 2004	2,363	1,992	3,869	2,773	10,997
Accumulated depreciation					
At 1 January 2004, as previously reported	665	622	824	1,247	3,358
Transfer to leasehold land	(179)	–	–	–	(179)
As restated	486	622	824	1,247	3,179
Exchange adjustments	2	–	1	3	6
Charge for the year	49	92	215	234	590
Written back on disposals					
through disposal of subsidiary companies	(11)	–	(14)	(10)	(35)
others	(7)	–	(22)	(58)	(87)
At 31 December 2004	519	714	1,004	1,416	3,653
Net book value					
At 31 December 2004	1,844	1,278	2,865	1,357	7,344

13 Property, Plant and Equipment *continued*

a Group *continued*

in HK$ million	Self-used properties	Vehicular tunnel	Plant and machinery	Others (Note ii)	Total
Cost					
At 1 January 2005, as previously reported	**4,165**	**1,992**	**3,869**	**2,773**	**12,799**
Transfer to leasehold land	**(1,802)**	**–**	**–**	**–**	**(1,802)**
As restated	**2,363**	**1,992**	**3,869**	**2,773**	**10,997**
Exchange adjustments	**16**	**–**	**83**	**18**	**117**
Additions					
through acquisition of subsidiary companies	**491**	**–**	**1,095**	**3**	**1,589**
others	**30**	**8**	**413**	**1,533**	**1,984**
Disposals					
through disposal of subsidiary companies	**–**	**–**	**–**	**(31)**	**(31)**
others	**(10)**	**–**	**(42)**	**(210)**	**(262)**
Transfer to investment properties	**(32)**	**–**	**–**	**–**	**(32)**
Reclassification	**308**	**–**	**(139)**	**(169)**	**–**
At 31 December 2005	**3,166**	**2,000**	**5,279**	**3,917**	**14,362**
Accumulated depreciation					
At 1 January 2005, as previously reported	**725**	**714**	**1,004**	**1,416**	**3,859**
Transfer to leasehold land	**(206)**	**–**	**–**	**–**	**(206)**
As restated	**519**	**714**	**1,004**	**1,416**	**3,653**
Exchange adjustments	**2**	**–**	**24**	**6**	**32**
Charge for the year	**69**	**94**	**347**	**264**	**774**
Written back on disposals					
through disposal of subsidiary companies	**–**	**–**	**–**	**(4)**	**(4)**
others	**(5)**	**–**	**(21)**	**(130)**	**(156)**
Reclassification	**1**	**–**	**(1)**	**–**	**–**
At 31 December 2005	**586**	**808**	**1,353**	**1,552**	**4,299**
Net book value					
At 31 December 2005	**2,580**	**1,192**	**3,926**	**2,365**	**10,063**

Notes:

i) As at 31 December 2005, certain of the Group's self-used properties and plant and machinery with the aggregate carrying value of HK$483 million (2004: HK$497 million) were pledged to secure banking facilities granted to a subsidiary company and a third party.

ii) Other property, plant and equipment comprise traffic equipment, cargo lighters, computer installations, telecommunications equipment, motor vehicles, furniture, fixtures and equipment.

13 Property, Plant and Equipment *continued*

a Group *continued*

in HK$ million	Group 2005	As restated 2004
Analysis of additions by business		
Special Steel Manufacturing	**3,287**	1,978
Property	**19**	23
Communications	**123**	141
Marketing & Distribution	**135**	167
Civil Infrastructure	**9**	12
Others	**–**	1
Corporate	**–**	5
	3,573	2,327
Analysis of additions by geographical area		
Hong Kong	**197**	198
Mainland China	**3,367**	2,096
Japan & Others	**9**	33
	3,573	2,327
Analysis of depreciation by business		
Special Steel Manufacturing	**406**	254
Property	**36**	15
Communications	**104**	86
Marketing & Distribution	**132**	126
Civil Infrastructure	**96**	96
Corporate	**–**	13
	774	590
Analysis of impairment loss by business		
Communications	**–**	1

13 Property, Plant and Equipment *continued*

b Company

in HK$ million	Motor vehicles, equipment, furniture and fixtures **2005**	 2004
Cost		
At 1 January	**99**	95
Additions	**5**	4
Disposal	**(3)**	–
At 31 December	**101**	99
Accumulated depreciation		
At 1 January	**66**	55
Charge for the year	**11**	11
Written back on disposal	**(3)**	–
At 31 December	**74**	66
Net book value		
At 31 December	**27**	33

c The tenure of the self-used properties of the Group is as follows:

in HK$ million	**2005**	2004
Leasehold properties held		
In Hong Kong		
Leases of over 50 years	**24**	24
Leases of between 10 to 50 years	**1,030**	1,057
Leases of less than 10 years	**76**	76
In Mainland China		
Leases of between 10 to 50 years	**1,811**	967
Properties held overseas		
Freehold	**225**	239
	3,166	2,363

13 Property, Plant and Equipment *continued*

d Property, plant and equipment and properties held for sale under current assets of the Group let under operating leases to generate rental income are as follows:

in HK$ million	Self-used properties	Property, plant and equipment	Property, plant and equipment total	Properties held for sale
Cost	**21**	**269**	**290**	**310**
Accumulated depreciation / amortisation	**(2)**	**(131)**	**(133)**	**(55)**
Net book value at 31 December 2005	**19**	**138**	**157**	**255**
Depreciation charges / amortisation for the year	**–**	**9**	**9**	**4**

14 Investment Properties

a

in HK$ million	**2005**	2004
At 1 January	**8,115**	7,923
Exchange adjustments	**(35)**	11
Additions	**–**	1
Disposals	**(3)**	(1)
Change in fair value of investment properties	**520**	181
Transfer from properties held for sale	**6**	–
Transfer from property, plant and equipment	**32**	–
Transfer from properties under development	**2**	–
Transfer from leasehold land	**8**	–
At 31 December	**8,645**	8,115

b The investment properties were revalued at 31 December 2005 by the following independent, professionally qualified valuers.

Properties located in	Valuers
Hong Kong and Shanghai	Knight Frank Hong Kong Limited
Japan	Tekko Building Co., Limited

14 Investment Properties *continued*

c Investment properties let under operating leases to generate rental income are as follows:

in HK$ million	**2005**	2004
Valuation at 31 December	**8,623**	8,115

d The tenure of investment properties of the Group is as follow:

in HK$ million	**2005**	2004
Leasehold properties held		
In Hong Kong		
Leases of over 50 years	**682**	601
Leases of between 10 to 50 years	**3,287**	2,995
In Mainland China		
Leases of over 50 years	**950**	950
Leases of between 10 to 50 years	**3,464**	3,300
Properties held overseas		
Freehold	**262**	269
	8,645	8,115

15 Properties under Development

a The Group's interests in properties under development are analysed as follows:

in HK$ million	**2005**	2004
Cost		
At 1 January	**1,707**	713
Prior years adjustment		
Capitalisation of amortisation of leasehold land	**18**	8
Amortisation of leasehold land	**(53)**	(42)
As restated	**1,672**	679
Exchange adjustments	**18**	–
Additions		
through acquisition of subsidiary companies	**271**	–
others	**1,323**	1,224
Capitalised leasehold land amortisation	**27**	10
Disposals		
through disposal of subsidiary companies	**(520)**	–
others	**(56)**	(230)
Amortisation of leasehold land	**(27)**	(11)
Transfer to investment properties	**(2)**	–
Transfer to properties held for sale	**(857)**	–
Net book value		
At 31 December	**1,849**	1,672

15 Properties under Development *continued*

b The tenure of properties under development of the Group is as follow:

in HK$ million	**2005**	2004
Leasehold properties held		
In Hong Kong		
Leases of between 10 to 50 years	**–**	889
In Mainland China		
Leases of over 50 years	**1,471**	622
Leases of between 10 to 50 years	**378**	161
	1,849	1,672

Interest capitalised in properties under development amounts to HK$58 million (2004: HK$9 million).

16 Leasehold Land

a The Group's interests in leasehold land represent prepaid operating lease payments and their net book value are analysed as follows:

in HK$ million	**2005**	2004
Cost		
At 1 January	**1,596**	1,194
Exchange adjustments	**13**	–
Additions		
through acquisition of subsidiary companies	**30**	–
others	**21**	429
Transfer to investment properties	**(8)**	–
Amortisation of leasehold land	**(34)**	(27)
Net book value		
At 31 December	**1,618**	1,596

in HK$ million	**2005**	2004
Analysis of additions by business		
Special Steel Manufacturing	**41**	429
Marketing & Distribution	**10**	–
	51	429
Analysis of additions by geographical area		
Mainland China	**51**	429
	51	429
Analysis of amortisation by business		
Special Steel Manufacturing	**13**	5
Property	**21**	22
	34	27

16 Leasehold Land *continued*

b The tenure of leasehold land of the Group is as follow:

in HK$ million	**2005**	2004
Leasehold land held		
In Hong Kong		
Leases of between 10 to 50 years	**927**	947
In Mainland China		
Leases of between 10 to 50 years	**691**	649
	1,618	1,596

17 Subsidiary Companies

	Company	
in HK$ million	**2005**	2004
Unlisted shares, at cost less impairment losses	**364**	169
Amounts due by subsidiary companies	**48,173**	45,814
Amounts due to subsidiary companies	**(7,441)**	(6,916)
	41,096	39,067

Particulars of the principal subsidiary companies are shown in Note 35.

18 Jointly Controlled Entities

in HK$ million	Group 2005	Group 2004
Share of net assets	**8,279**	5,850
Goodwill		
At 1 January	**208**	168
Addition	**133**	40
At 31 December	**341**	208
	8,620	6,058
Loans due from jointly controlled entities (Note b)	**2,105**	1,932
Loans due to jointly controlled entities (Note b)	**(142)**	(138)
	10,583	7,852

in HK$ million	Company 2005	Company 2004
Unlisted shares, at cost	**1,524**	789
Loans due from jointly controlled entities	**475**	660
Loans due to jointly controlled entities	**(140)**	(135)
	1,859	1,314

Note:

a. *Included in jointly controlled entities is Western Harbour Tunnel Company Limited ('WHTCL') whose year end is 31 July which is not coterminous with the Group. The results of WHTCL has been equity accounted for based on its management accounts for the period from 1 January 2005 to 31 December 2005.*

b. *Loans due from jointly controlled entities and loans due to jointly controlled entities are interest bearing at market rates except for an amount of approximately HK$1,050 million (2004: HK$783 million loans from jointly controlled entities) loans to jointly controlled entities, which are non-interest bearing. These loans have no fixed repayment terms.*

c. *The following amounts represent the Group's share of the assets and liabilities, and sales and results of jointly controlled entities and are included in the consolidated balance sheet and profit and loss account using the equity method:*

in HK$ million	2005	2004
Assets		
Non-current assets	**13,044**	10,468
Current assets	**7,644**	4,677
	20,688	15,145
Liabilities		
Non-current liabilities	**(7,686)**	(5,099)
Current liabilities	**(5,207)**	(4,274)
	(12,893)	(9,373)
Net assets	**7,795**	5,772
Income	**5,419**	3,803
Expenses	**(5,114)**	(3,479)
Profit for the year	**305**	324
Proportionate interest in jointly controlled entity's commitment	**698**	1,004

d. *Particulars of the principal jointly controlled entities are shown in Note 35.*

19 Associated Companies

in HK$ million	Group 2005	As restated 2004
Share of net assets	**16,087**	14,138
Goodwill		
At 1 January	**1,825**	1,856
Addition	**9**	–
Disposal	**(5)**	(31)
At 31 December	**1,829**	1,825
Loans due from associated companies (Note b)	**5,406**	5,501
Loans due to associated companies (Note b)	**(22)**	(25)
	23,300	21,439
Investment at cost		
Unlisted shares	**7,105**	6,142
Shares listed in Hong Kong	**8,591**	8,591
	15,696	14,733
Market value of listed shares	**11,644**	12,632

in HK$ million	Company 2005	2004
Investment at cost		
Unlisted shares	**2,197**	1,245
Shares listed in Hong Kong	**931**	931
	3,128	2,176
Loans due from associated companies	**2,522**	2,586
Loans due to associated companies	**(19)**	(19)
	5,631	4,743
Market value of listed shares	**970**	1,053

Dividend income from associated companies during the year is as follows:

in HK$ million	Group 2005	2004
Listed associated companies	**559**	558
Unlisted associated companies	**546**	326
	1,105	884

Note:

a. Included in associated companies is Hong Kong Resort Company Limited ('HKR') whose year end is 31 March which is not coterminous with the Group. The results of HKR has been equity accounted for based on its management accounts for the period from 1 January 2005 to 31 December 2005.

b. Loans due from associated companies and loans due to associated companies are interest bearing at market rates except for an amount of approximately HK$14 million (2004: HK$25 million) loans from / to associated companies, which are non-interest bearing. These loans have no fixed repayment terms.

c. Particulars of the principal associated companies are shown in Note 35.

19 Associated Companies *continued*

Summary financial information of the associated companies:

in HK$ million	Group 2005	Group 2004
Assets	**154,959**	145,189
Liabilities	**97,108**	92,964
Revenue	**69,721**	58,373
Profit	**5,957**	8,203

20 Other Financial Assets

in HK$ million	Group 2005	Group 2004
Co-operative joint ventures		
Unlisted investments, at fair value / cost	**65**	1,317
Amounts due by co-operative joint ventures	**53**	57
	118	1,374
Less: Amortisation	**–**	(673)
	118	701
Listed investment, at fair value / cost		
Shares listed in Hong Kong	**530**	–
Shares listed in overseas	**144**	374
	674	374
Unlisted investments		
Shares, at cost	**26**	70
Add: Advances made	**16**	19
	42	89
Less: Impairment	**(25)**	(40)
	17	49
Less: Advances received	**(2)**	(3)
	15	46
Performance guarantee deposit	**122**	–
	929	1,121
Market value of listed shares	**674**	680

Amortisation represents amortisation of investment in Power in prior year.

Pursuant to Daye Special Steel Co. Ltd.'s share reform plan proposal subsequently approved in January 2006 ('the Share Reform Plan'), a performance guarantee deposit of approximately RMB 127 million was paid by a subsidiary company to Shenzhen Stock Exchange. In accordance with the Share Reform Plan, the deposit will be frozen until March 2007 and it represents 20% of the total consideration for acquiring all the freely transferable shares at RMB 3.8 per share. Details of the Share Reform Plan are set out in the Company's circular to shareholders dated 22 December 2005.

Particulars of the principal co-operative joint ventures are shown in Note 35

21 Goodwill

in HK$ million	Subsidiary companies
Cost and net book value	
At 1 January 2005, as previously reported	**272**
Prior Year Adjustments	
Deferred tax arising from fair value change of investment properties	**235**
As restated	**507**
Fair value adjustments (Note)	**55**
Additions	**41**
Disposals	**–**
At 31 December 2005	**603**
Cost and net book value	
At 1 January 2004, as previously reported	258
Prior Year Adjustments	
Deferred tax arising from fair value change of investment properties	235
As restated	493
Additions	14
Disposals	–
At 31 December 2004	507

Analysed by:

	Subsidiary companies	
in HK$ million	**2005**	2004
Special Steel Manufacturing	**74**	–
Property	**235**	235
Communications	**118**	96
Marketing & Distribution	**169**	169
Civil Infrastructure	**7**	7
	603	507

Note:

Fair value adjustments are in respect of the acquisition of a subsidiary in 2004, principally due to adjustments to the value of fixed assets and tax payable.

22 Inventories

in HK$ million	**2005**	2004
Raw material	**652**	489
Work-in-progress	**506**	294
Finished goods	**2,182**	1,992
Others	**87**	3
	3,427	2,778

23 Debtors, Accounts Receivable, Deposits and Prepayments

	Group		Company	
in HK$ million	**2005**	2004	**2005**	2004
Trade debtors				
Within 1 year	**1,649**	1,754	**–**	–
Over 1 year	**45**	179	**–**	–
	1,694	1,933	**–**	–
Accounts receivable, deposits and prepayments	**3,997**	2,255	**138**	98
	5,691	4,188	**138**	98

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) The Group has a defined credit policy for the respective business units.

iii) The carrying amounts of debtors, accounts receivables, deposits and prepayments approximates their fair value.

iv) Accounts receivables, deposits and prepayments included derivative financial assets of HK$12 million.

24 Creditors, Accounts Payable, Deposits and Accruals

	Group		Company	
in HK$ million	**2005**	2004	**2005**	2004
Trade creditors				
Within 1 year	**2,833**	1,608	**–**	–
Over 1 year	**214**	94	**–**	–
	3,047	1,702	**–**	–
Accounts payable, deposits and accruals	**3,581**	3,040	**120**	73
	6,628	4,742	**120**	73

Note:

i) Accounts payable, deposits and accruals included derivative financial liabilities of HK$17 million.

25 Share Capital

	Number of shares of HK$0.40 each	HK$ million
Authorised		
At 31 December 2004 and 2005	3,000,000,000	1,200
Issued and fully paid		
At 1 January 2005	2,192,040,160	877
Issue of shares pursuant to the Plan	880,000	–
At 31 December 2005	2,192,920,160	877

Changes subsequent to the year end:

Since 1 January 2006 to the date of this report, the Company issued and allotted a total of 360,000 shares at HK$18.20 per share and 85,000 shares at HK$19.90 per share upon the exercise of share options which were granted under the Plan.

Share Option Plan:

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiary companies to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

Since adoption of the Plan, the Company have granted two lots of share options on 28 May 2002 and 1 November 2004 respectively. On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company representing 0.53% of the issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$18.10. On 1 November 2004 options to subscribe for a total of the 12,780,000 shares in the Company representing 0.58% of the issued share capital, at the exercise price of HK$19.90 per share, were granted under the Plan. The closing price of the Company's share immediately before the date of grant was HK$19.90. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. All were accepted, and none were cancelled, but options for 500,000 shares in the Company have lapsed in the period up to 31 December 2005.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2005		2004	
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At 1 January		**20,750,000**		11,550,000
Granted		**–**	19.90	12,780,000
Exercised	**18.61**	**(880,000)**	18.96	(3,580,000)
Lapsed	**18.20**	**(500,000)**		–
At 31 December		**19,370,000**		20,750,000

25 Share Capital *continued*

Details of share options exercised during the year:

Period	Exercise price HK$	Number of shares 2005	2004
11 January to 21 September 2005	18.20	**670,000**	1,980,000
28 February to 6 December 2005	19.90	**210,000**	1,600,000
		880,000	3,580,000

26 Reserves

a Group

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Exchange fluctuation reserve	General reserve	Retained profits	Total
At 1 January 2004, as previously reported	24,782	19	(2,499)	523	(194)	182	12,860	35,673
Prior year adjustments								
Deferred tax arising from fair value change of investment properties	–	–	–	–	–	–	(622)	(622)
Amortisation of leasehold land	–	–	–	–	–	–	(81)	(81)
Share of associated companies								
Deferred tax arising from fair value change of investment properties	–	–	–	–	–	–	(204)	(204)
Amortisation of leasehold land	–	–	–	–	–	–	(8)	(8)
Adjustment on property, plant and equipment	–	–	–	–	–	–	(9)	(9)
As restated	24,782	19	(2,499)	523	(194)	182	11,936	34,749
Share of reserves of associated companies	–	–	–	1	(131)	–	–	(130)
Share of reserves of jointly controlled entities	–	–	–	–	–	11	–	11
Exchange translation differences	–	–	–	–	2	–	–	2
Issue of shares pursuant to the Plan	66	–	–	–	–	–	–	66
Reserves written back on disposal	–	–	5	–	(2)	(2)	–	1
Transfer from profits	–	–	–	–	–	53	(53)	–
Profit attributable to shareholders of the Company	–	–	–	–	–	–	3,534	3,534
Dividends (Note 9)	–	–	–	–	–	–	(2,189)	(2,189)
At 31 December 2004	24,848	19	(2,494)	524	(325)	244	13,228	36,044

26 Reserves *continued*

a Group *continued*

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	General reserve	Retained profits	Total
Representing									
At 31 December 2004 after proposed final dividend									34,290
2004 Final dividend proposed									1,754
									36,044
Retained by									
Company and subsidiary companies	24,848	19	(2,494)	–	–	6	226	8,133	30,738
Jointly controlled entities	–	–	–	–	–	–	15	660	675
Associated companies	–	–	–	524	–	(331)	3	4,435	4,631
	24,848	19	(2,494)	524	–	(325)	244	13,228	36,044

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	Hedging reserve	General reserve	Retained profits	Total
At 1 January 2005, as previously reported	**24,848**	**19**	**(2,494)**	**524**	**–**	**(325)**	**–**	**244**	**14,199**	**37,015**
Prior year adjustments										
Deferred tax arising from fair value change of investment properties	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(661)**	**(661)**
Amortisation of leasehold land	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(87)**	**(87)**
Share of associated companies										
Deferred tax arising from fair value change of investment properties	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(204)**	**(204)**
Amortisation of leasehold land	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(10)**	**(10)**
Adjustment on property, plant and equipment	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(9)**	**(9)**
As restated, before opening adjustments	**24,848**	**19**	**(2,494)**	**524**	**–**	**(325)**	**–**	**244**	**13,228**	**36,044**
Opening adjustment for the adoption of HKAS 39	**–**	**–**	**–**	**–**	**168**	**–**	**(152)**	**–**	**(54)**	**(38)**
Opening adjustment for the adoption of HKAS 40	**–**	**–**	**–**	**(524)**	**–**	**–**	**–**	**–**	**524**	**–**
At 1 January, as restated	**24,848**	**19**	**(2,494)**	**–**	**168**	**(325)**	**(152)**	**244**	**13,698**	**36,006**

26 Reserves *continued*

a Group *continued*

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	Hedging reserve	General reserve	Retained profits	Total
At 1 January, as restated	**24,848**	**19**	**(2,494)**	**–**	**168**	**(325)**	**(152)**	**244**	**13,698**	**36,006**
Share of reserves of associated companies	**–**	**–**	**–**	**–**	**(67)**	**–**	**350**	**–**	**–**	**283**
Share of reserves of jointly controlled entities	**–**	**–**	**–**	**–**	**–**	**–**	**40**	**–**	**–**	**40**
Exchange translation differences	**–**	**–**	**–**	**–**	**–**	**158**	**–**	**–**	**–**	**158**
Gain on cash flow hedge of financial instruments	**–**	**–**	**–**	**–**	**–**	**–**	**163**	**–**	**–**	**163**
Fair value loss on other financial assets	**–**	**–**	**–**	**–**	**(17)**	**–**	**–**	**–**	**–**	**(17)**
Transfer from profits	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**57**	**(57)**	**–**
Issue of shares pursuant to the Plan	**16**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**16**
Profit attributable to shareholders of the Company	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**3,989**	**3,989**
Dividends (Note 9)	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(2,412)**	**(2,412)**
At 31 December 2005	**24,864**	**19**	**(2,494)**	**–**	**84**	**(167)**	**401**	**301**	**15,218**	**38,226**
Representing										
At 31 December 2005 after proposed final dividend										**36,472**
2005 Final dividend proposed										**1,754**
										38,226
Retained by										
Company and subsidiary companies	**24,864**	**19**	**(2,494)**	**–**	**25**	**164**	**62**	**283**	**7,305**	**30,228**
Jointly controlled entities	**–**	**–**	**–**	**–**	**–**	**–**	**3**	**15**	**996**	**1,014**
Associated companies	**–**	**–**	**–**	**–**	**59**	**(331)**	**336**	**3**	**6,917**	**6,984**
	24,864	**19**	**(2,494)**	**–**	**84**	**(167)**	**401**	**301**	**15,218**	**38,226**

26 Reserves *continued*

b Company

in HK$ million	Capital redemption reserve	Hedging reserve	Share premium	Retained profits	Total
At 1 January 2004	19	–	24,782	11,416	36,217
Issue of shares pursuant to the Plan	–	–	66	–	66
Profit for the year available for distribution (Note 8)	–	–	–	1,300	1,300
Dividends (Note 9)	–	–	–	(2,189)	(2,189)
At 31 December 2004	19	–	24,848	10,527	35,394
Representing					
At 31 December 2004 after proposed final dividend					33,640
2004 Final dividend proposed					1,754
					35,394

in HK$ million	Capital redemption reserve	Hedging reserve	Share premium	Retained profits	Total
At 1 January 2005, as previously reported	**19**	**–**	**24,848**	**10,527**	**35,394**
Opening adjustments for the adoption of HKAS 39	**–**	**(110)**	**–**	**(33)**	**(143)**
As restated	**19**	**(110)**	**24,848**	**10,494**	**35,251**
Issue of shares pursuant to the Plan	**–**	**–**	**16**	**–**	**16**
Gain on cash flow hedge of financial instruments	**–**	**173**	**–**	**–**	**173**
Profit for the year available for distribution (Note 8)	**–**	**–**	**–**	**1,995**	**1,995**
Dividends (Note 9)	**–**	**–**	**–**	**(2,412)**	**(2,412)**
At 31 December 2005	**19**	**63**	**24,864**	**10,077**	**35,023**
Representing					
At 31 December 2005 after proposed final dividend					**33,269**
2005 Final dividend proposed					**1,754**
					35,023

Distributable reserves of the Company at 31 December 2005, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to HK$10,077 million (2004: HK$10,527 million).

27 Borrowings

a

in HK$ million	Group 2005	Group 2004	Company 2005	Company 2004
Bank loans				
unsecured	**14,804**	9,522	**12,101**	8,322
secured	**519**	108	**–**	–
	15,323	9,630	**12,101**	8,322
Other loans				
unsecured	**4,713**	4,290	**780**	780
	20,036	13,920	**12,881**	9,102
Amounts repayable within one year included under current liabilities	**(1,224)**	(151)	**(807)**	(27)
	18,812	13,769	**12,074**	9,075

Note:

i) Bank loans and other loans of the Group not wholly repayable within five years amounted to HK$7,229 million (2004: HK$4,733 million).

ii) The Company has issued a US$100,000,000 Senior Note due 15 February 2006 ('the Notes'). The Notes will rank in right of payment pari passu to all other indebtedness of the Company. Interest on the Notes is payable semi-annually in arrears at 7.37% per annum. The Notes was fully repaid upon maturity subsequent to the year end.

iii) On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

iv) On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY8.1 billion in aggregate principal amount of guaranteed floating rate note due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to the subscription agreement dated 26 October 2005. All of the JPY Notes remained outstanding at the end of the year.

v) Bank loans and other loans, other than the JPY Notes, are fully repayable up to 2012 and bear interest at the prevailing market rate.

vi) As at 31 December 2005, certain of the Group's inventories, time deposit, accounts receivable, leasehold land and self-used properties with the aggregate carrying value of HK$585 million (2004: HK$538 million) were pledged to secure loans and banking facilities granted to certain subsidiary companies of the Group.

27 Borrowings *continued*

b The maturity of the Group's and the Company's long term liabilities is as follows:

in HK$ million	Group **2005**	Group 2004	Company **2005**	Company 2004
Bank loans are repayable				
in the first year	**440**	151	**27**	27
in the second year	**2,167**	834	**526**	154
in the third to fifth years inclusive	**9,416**	7,422	**8,248**	6,918
after the fifth year	**3,300**	1,223	**3,300**	1,223
	15,323	9,630	**12,101**	8,322
Other loans are repayable				
in the first year	**784**	–	**780**	–
in the second year	**–**	780	**–**	780
in the third to fifth years inclusive	**–**	–	**–**	–
after the fifth year	**3,929**	3,510	**–**	–
	4,713	4,290	**780**	780
	20,036	13,920	**12,881**	9,102

c The exposure of the Group's total borrowings to interest-rate changes and the contractual repricing dates are as follows:

in HK$ million	One year or less
At 31 December 2004	
Total borrowings	10,100
Effect of interest rate swap	2,750
At 31 December 2005	
Total borrowings	**16,456**
Effect of interest rate swap	**4,575**

Part of the interest rate exposure are hedged by interest rate swaps. Details see descriptions under 'Derivative transactions' on page 48 of the 2005 Annual Report.

The effective interest rates of the Group were as follows:

	2005	2004
Total borrowings	4.3%	3.4%

27 Borrowings *continued*

d The carrying amounts of borrowings approximate their fair value. The fair values are estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

e The carrying amounts of the total borrowings are denominated in the following currencies:

	Group		Company	
in HK$ million	**2005**	2004	**2005**	2004
Hong Kong dollar	**12,745**	8,364	**11,516**	7,667
US dollar	**4,519**	4,491	**857**	860
Renminbi	**3,351**	1,053	**–**	–
Other currencies	**603**	672	**511**	581
	21,218	14,580	**12,884**	9,108

in HK$ million	**2005**	2004
The Group has the following undrawn borrowing facilities		
Floating rate		
expiring within one year	**1,767**	1,836
expiring beyond one year	**8,390**	7,063
	10,157	8,899

28 Derivative Financial Instruments

Financial risk management

The Group exposes to a variety of financial risk. The Group employs a combination of financial instruments, including derivative products, to manage its exposure to financial risk.

Risk management is centralized at head office level in accordance with the Group's risk management policy. The policy provided written principles and guidelines for financial risk management, use of derivative transactions and measurement of derivative transactions.

a Exposure to interest rate fluctuations

Most of the Group's bank borrowings are on floating rate basis. Interest rate risk arises from the movement in interest rate.

The Group aims to maintain a suitable mixture of fixed rate / floating rate borrowings in order to stabilize interest costs of a long period of time despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market condition and trend, the Group's overall cash flow pattern, interest coverage ratio and etc. Interest rate swap, forward rate agreement and interest rate option may be employed to maintain the desired hedging ratio.

b Exposure to foreign currency fluctuations

The Group's reporting currency is HKD. Foreign currency risk arises from the assets / liabilities which are denominated in currencies other than HKD. Foreign exchange swap or forward contract (include non-deliverable forward) and foreign exchange option may be employed to minimize the net exposure to foreign currency fluctuations. Currently, the Renminbi is not a free convertible currency. In addition, 'Registered Capital', which is usually accounted for no less than 25% of the total project investment amount, is required to be paid in US or HK Dollars. As a result, the Group has exposure to the Renminbi.

c Credit exposure

When depositing surplus funds or entering into derivative contracts, the Group controls its exposure to non-performance of counterparties by transacting only with those institutions that have investment grade. Credit monitoring procedures will also be applied. In addition, the counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

d Liquidity risk

Liquidity risk is prudently managed by maintaining sufficient amount of available committed credit facilities. In addition, the Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year.

For more detailed descriptions, please refer to 'Group Liquidity and Capital Resources' section in the Annual Report.

28 Derivative Financial Instruments *continued*

in HK$ million	2005 Group Assets	2005 Group Liabilities
Interest-rate swaps	169	41
Forward foreign exchange contracts	11	16
	180	57
Less: current portion		
Interest-rate swaps	5	5
Forward foreign exchange contracts	7	12
	12	17
	168	40

Interest-rate swaps

The notional principal amounts of the outstanding interest-rate swap contracts at 31 December 2005 were HK$11,400 million (2004: HK$9,770 million).

in HK$ million	2005 Company Assets	2005 Company Liabilities
Interest-rate swaps	151	41
Forward foreign exchange contracts	7	10
	158	51
Less: current portion		
Interest-rate swaps	5	5
Forward foreign exchange contracts	3	6
	8	11
	150	40

29 Deferred Taxation

a Group

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2004: 17.5%). The components of deferred tax (assets) and liabilities recognised in the consolidated balance sheet and the movements during the year is as follows:

	Depreciation allowances in excess of related depreciation		Losses		Revaluation of investment properties and valuation of other properties		Others		Total	
in HK$ million	**2005**	As restated 2004	**2005**	As restated 2004	**2005**	As restated 2004	**2005**	As restated 2004	**2005**	As restated 2004
Deferred tax arising from										
At 1 January	**510**	503	**(107)**	(102)	**818**	779	**13**	13	**1,234**	1,193
Exchange adjustment	**(3)**	2	**–**	–	**(3)**	1	**(3)**	1	**(9)**	4
Acquisition of subsidiaries	**–**	–	**(72)**	–	**–**	–	**–**	–	**(72)**	–
Charged to revaluation reserve	**–**	–	**–**	–	**1**	2	**–**	–	**1**	2
Charged / (Credited) to consolidated profit and loss account	**66**	5	**(61)**	(5)	**70**	36	**–**	(1)	**75**	35
At 31 December	**573**	510	**(240)**	(107)	**886**	818	**10**	13	**1,229**	1,234

in HK$ million	**2005**	2004
Net deferred tax assets recognised on the consolidated balance sheet	**(158)**	(94)
Net deferred tax liabilities recognised on the consolidated balance sheet	**1,387**	1,328
	1,229	1,234

29 Deferred Taxation *continued*

b Deferred Tax Assets Unrecognised

The Group has not recognised deferred tax assets in respect of the following items:

	Group	
		As restated
in HK$ million	**2005**	2004
Deductible temporary difference	**727**	933
Tax losses	**3,570**	3,694
Taxable temporary difference	**(237)**	(168)
	4,060	4,459

	Company	
in HK$ million	**2005**	2004
Deductible temporary difference	**15**	11
Tax losses	**402**	339
	417	350

Note:

Deductible temporary differences and tax losses in certain tax jurisdictions of HK$158 million (2004: HK$206 million) will expire within the next five years. The rest of the amount does not expire under current tax legislation.

c Deferred Tax Liabilities Not Recognised

At 31 December 2005, temporary differences relating to the undistributed profits of subsidiaries amounted to HK$641 million (2004: HK$715 million). Deferred tax liabilities of HK$131 million (2004: HK$145 million) have not been recognised in respect of the tax that would be payable on the distribution of these retained profits as the company controls the dividend policy of these subsidiaries and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

30 Capital Commitments

in HK$ million	Group 2005	Group 2004
Authorised but not contracted for (Note)	**759**	1,159
Contracted but not provided for (Note)	**3,538**	3,370

in HK$ million	Company 2005	Company 2004
Contracted but not provided for	**–**	1,229

Note:

The capital commitments of authorised but not contracted for and contracted but not provided for of the Group in respect of property, plant and equipment amount to HK$759 million (2004: HK$1,159 million) and HK$1,891 million (2004: HK$2,087 million) respectively. The balance of contracted but not provided for represents amount committed for investments in special steel manufacturing of HK$1,421 million (2004: nil), power generation of HK$173 million (2004: HK$1,108 million) and others of HK$53 million (2004: HK$175 million).

31 Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases at 31 December are as follows:

	Group		Company	
in HK$ million	**2005**	2004	**2005**	2004
Properties commitments				
Within 1 year	**109**	88	**18**	6
After 1 year but within 5 years	**115**	103	**21**	–
After 5 years	**39**	32	**–**	–
	263	223	**39**	6
Other commitments				
Within 1 year	**24**	38	**–**	–
After 1 year but within 5 years	**67**	66	**–**	–
After 5 years	**38**	54	**–**	–
	129	158	**–**	–
	392	381	**39**	6

32 Contingent Liabilities

a The Company together with other beneficial shareholders of Western Harbour Tunnel Company Limited ('WHTCL') have agreed jointly and severally to guarantee the Government of the Hong Kong Special Administrative Region that WHTCL will complete the Western Harbour Crossing ('Crossing') within budget of approximately HK$7.5 billion including repair costs to be incurred after the operation date of the Crossing but before the issuance of the Maintenance Certificate. The Crossing was completed in April 1997 with total cost of approximately HK$6.8 billion, pending the issuance of the Maintenance Certificate.

The beneficial shareholders of WHTCL have agreed that in relation to any claim made or asserted under the aforesaid guarantee, as between themselves, the total of all liabilities in respect of a claim thereunder and of all costs, charges and expenses suffered or incurred by any of them resulting therefrom or attributable thereto shall be shared by them in proportion to their respective ultimate ownership in WHTCL.

b The Company has provided a guarantee on the US$450 million Guaranteed Notes issued by a wholly owned subsidiary of the Company.

c The Company has provided a guarantee on the JPY8.1 billion Guaranteed Floating Rate Notes issued by a wholly owned subsidiary of the Company.

d The Company has provided a several guarantee of up to 60% to support banking facilities of RMB531 million and US$65 million to Jilin Xinli Power Cogeneration Co., Ltd.

e The Company has provided a guarantee to support a banking facility of up to RMB400 million granted to a subsidiary of Shijiazhuang Iron & Steel Co. Ltd. ('Shijiazhuang Steel'). The Company has entered into an acquisition agreement to acquire Shijiazhuang Steel and the transaction is pending for regulatory approval.

f The Company has provided several guarantees of up to 79.998% to support banking facilities of up to HK$528 million granted to a subsidiary of the Company.

g The Company has provided a guarantee to support a banking facility of RMB600 million granted to a subsidiary of the Company.

h The Company has provided guarantees to support banking facilities of up to RMB600 million granted to a subsidiary of the Company.

i The Company has provided guarantees to support banking facilities of RMB200 million and US$10 million granted to a subsidiary of the Company. The US$10 million facility was not utilised as at 31 December 2005.

j Hubei Xin Yegang Co. Ltd., a 95% owned subsidiary of the Company, has provided guarantees to support banking facilities of up to RMB1,050 million granted to another subsidiary of the Company, Daye Special Steel Co., Ltd., and banking facilities of up to RMB33 million to Daye Steel Group companies.

k The Company has provided guarantees to support banking facilities of up to RMB410 million granted to a wholly owned subsidiary of the Company. These facilities were not utilised as at 31 December 2005.

l The Company has provided a guarantee to support a banking facility of up to RMB100 million granted to a wholly owned subsidiary of the Company. This facility was not utilised as at 31 December 2005.

33 Post Balance Sheet Events

On 20 January 2006, the Company entered into joint venture agreements and a framework agreement with PRC parties in relation to Phase 2 and Phase 3 of the Shanghai Shipyard Land Development Project respectively. Under the agreements, the Company agreed to make a total investment of approximately HK$2.37 billion for Phase 2 and approximately HK$3.53 billion for Phase 3.

On the same date, a wholly-owned subsidiary of the Company disposed an interest in a property company for a consideration of HK$6.18 billion (subject to completion adjustment).

34 Approval of Accounts

The accounts were approved by the Board of Directors on 22 March 2006.

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies

The following are the principal subsidiary companies, jointly controlled entities and associated companies of the Group which in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of all companies would in the opinion of the directors result in particulars of excessive length.

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Power Generation							
Jointly controlled entities							
Huaibei Guoan Power Company Ltd.	People's Republic of China Sino-foreign equity joint venture*	12.5	–	12.5	–	–	Building, possession and operation of power plant and sale of electricity
Inner Mongolia Fengtai Electric Power Generation Company Limited	People's Republic of China Sino-foreign equity joint venture*	35	–	35	–	–	Coal-fired power station operation and management
Jiangyin Ligang Electric Power Generation Company Limited	People's Republic of China Foreign investment stock company*	54.31	–	54.31	1,170,000,000	RMB1	Electric power plant construction and operation
Jilin Xinli Power Cogeneration Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	60	–	60	–	–	Coal-fired co-generation power plant construction and operation and related business
Kaifeng Xinli Power Generation Co., Ltd.§	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Coal-fired power station operation
Sunburst Energy Development Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	65	–	65	–	–	Investment holding
Widewin Investments Limited§	British Virgin Islands	37.5	–	37.5	–	–	Investment holding
Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	70	–	70	–	–	Pumped storage hydraulic power plant construction
江陰利電能源材料有限公司	People's Republic of China Sino-foreign equity joint venture*	54.31	–	54.31	–	–	Coal related businesses and provision of maintenance and technical services for electrical appliances

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Jiangsu Ligang Electric Power Company Limited	People's Republic of China Sino-foreign equity joint venture*	56.31	–	56.31	–	–	Electric power plant construction and operation
Zhengzhou Xinli Electric Power Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Electric power plant construction and operation
Associated companies							
North United Power Corporation	People's Republic of China Sino-foreign equity joint venture*	20	20	–	–	–	Investment holding and generation of electricity and heat and related businesses
Tunnels							
Subsidiary companies							
New Hong Kong Tunnel Company Limited	Hong Kong	70.8	–	70.8	75,000,000	HK$10	Tunnel operation
Jointly controlled entities							
Eastern Harbour Crossing Company Limited§	Hong Kong	50	–	50	–	–	Tunnel operation
Hong Kong Tunnels and Highways Management Company Limited	Hong Kong	35	–	35	–	–	Management, operation and maintenance of the Cross Harbour Tunnel
Western Harbour Tunnel Company Limited§	Hong Kong	35	–	35	–	–	Franchise to construct and operate the Western Harbour Crossing

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Environmental							
Jointly controlled entities							
Changzhou CGE Water Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	24.01	–	24.01	–	–	Production and supply of tap water
Ecoserve Limited	Hong Kong	50	–	50	–	–	Design, construction and operation of refuse transfer station
Associated companies							
Enviropace Limited	Hong Kong	20	–	20	–	–	Design, construction, operation and management of chemical waste treatment plant
Green Valley Landfill, Limited	Hong Kong	30	–	30	–	–	Landfill construction and operation
South China Transfer Limited	Hong Kong	30	–	30	–	–	Design, construction and operation of transfer station
上海老港生活垃圾處置有限公司	People's Republic of China Sino-foreign equity joint venture*	30	–	30	–	–	Design, construction and operation of landfill
Communications							
Subsidiary companies							
AAA Internet Limited	Hong Kong	100	–	100	2	HK$1	Provision of internet services
Asia Pacific Internet Exchange Limited	Hong Kong	75	–	75	100,000	HK$1	Provision of internet services
CITIC Concept 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of telecommunications services
CITIC Consultancy 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of telecommunications consultancy services

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
CITIC Data 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of data transmission services
CITIC Media 1616 Limited (Formerly CITIC Mobile Services 1616 Limited)	Hong Kong	100	–	100	1	HK$1	Provision of telecommunications services
CITIC Networks 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of telecommunications services
CITIC Pacific Communications Limited	Bermuda	100	–	100	100,000	HK$1	Investment holding
CITIC Telecom 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of international telecommunications services
CITIC TeleSoft 1616 Limited	Hong Kong	100	–	100	2	HK$1	Provision of software development services
CPCNet Hong Kong Limited	Hong Kong	100	–	100	394,866,986	HK$1	Provision of telecommunications services
CPCNet Japan Limited	Japan	100	–	100	10,000	JPY1,000	Provision of telecommunications services
CPCNet Singapore Private Limited	Singapore	100	–	100	2	S$1	Provision of telecommunications services
Dalian CP Digital Technology Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	73.30	–	73.30	N/A	N/A	Broadband network and related businesses
Data Communication Services Limited	Hong Kong	100	–	100	1,000 38,000,000‡	HK$1 HK$1	Provision of telecommunications equipment
Global Link Information Services Limited	Hong Kong	100	–	100	300,000	HK$10	Provision of internet services

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Vision Network Limited	Hong Kong	100	–	100	2,250,000	HK$1	Provision of internet services
World Navigation Limited	Hong Kong	100	–	100	1,000 2,000,000‡	HK$1 HK$1	Provision of international telecommunications services
Wonder Delight Enterprises Inc.	British Virgin Islands	100	–	100	1	US$1	Provision of e-commerce services
廣州市泰富信通技術有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Provision of internet value added services
廣州市泰富信通科技有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Provision of internet value added services
易邦科技(廣州)有限公司	People's Republic of China Wholly foreign-owned enterprise*	85	–	85	N/A	N/A	Provision of value added telecom services
火石軟件(廣州)有限公司	People's Republic of China Wholly foreign-owned enterprise*	85	–	85	N/A	N/A	Software development
Jointly controlled entities							
CITIC Guoan Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	50	–	50	–	–	Investment holding
CPCNet Macau Limited	Macau	55	–	55	–	–	Provision of internet and e-commerce services
China Interactive Sports Technology Company Limited	People's Republic of China Wholly foreign-owned enterprise*	50	–	50	–	–	Provision of sports related online services
Associated companies							
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	20	20	–	–	–	Telecommunications services

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Aviation							
Jointly controlled entities							
Air China Cargo	People's Republic of China Sino-foreign equity joint venture*	25	25	–	–	–	Operation of international and domestic air-cargo services and related ground services
Associated companies							
Cathay Pacific Airways Limited#	Hong Kong	25.42	2.12	23.30	–	–	Airlines and related services
Hong Kong Dragon Airlines Limited	Hong Kong	28.50	–	28.50	–	–	Aviation
Swire Aviation Limited	Hong Kong	33.33	–	33.33	–	–	Investment in Hong Kong Air Cargo Terminals Limited with 10% effective interest
Marketing & Distribution							
Subsidiary companies							
Adachi Trading Company Limited	Japan	100	–	100	250	JPY50,000	Trader of motor vehicle spare parts
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	100	–	100	1,000	HK$100	Trader of motor vehicle spare parts
Dah Chong Hong (Canada) Ltd.	Canada	100	–	100	650,000	CAN$1	General import / export and investment holding
Dah Chong Hong – Dragonair Airport GSE Service Limited	Hong Kong	70	–	70	10,000	HK$1	Provision of airport ground support equipment maintenance services

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / *Principal place of operation* Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by *Company* %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† *No. of* shares	Particulars of issued shares† Par value	Principal activities
Dah Chong Hong (Engineering) Limited	Hong Kong	100	–	100	245,950	HK$100	Engineering services
Dah Chong Hong Holdings Limited	Hong Kong	100	–	100	21,031,837	HK$10	Investment holding
Dah Chong Hong, Limited	Hong Kong	100	–	100	50,000	HK$1,000	Investment holding; general importers, retailers and exporters dealing in foodstuffs, electrical appliances and other products
Dah Chong Hong (Japan) Limited	Japan	100	–	100	480,000	JPY1,000	Importer and exporter of foodstuffs, motor vehicles and garments; property investment and investment holding
Dah Chong Hong Motors (China) Limited	Hong Kong	100	–	100	20,000	HK$100	Investment holding
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	100	–	100	10,000	HK$10	Motor leasing
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	100	–	100	2,000	HK$100	Motor vehicle repairing and servicing
Dah Chong Hong Motors (Nissan – China) Limited	Hong Kong	100	–	100	2	HK$10	Motor vehicle distributor
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Singapore	100	–	100	3,500,000	S$1	Investment holding and trading of foodstuffs
DAS Aviation Support Limited	Hong Kong	70	–	70	10,000	HK$1	Distributor of air cargo equipment and related spare parts
DAS Nordisk Limited	Hong Kong	49	–	49	10,000	HK$1	Repairs and maintenance services for air cargo containers and sale of related spare parts

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
DCH Beverage Solutions Limited	Hong Kong	100	–	100	60,000	HK$10	Trading
DCH Logistics Company Limited	Hong Kong	100	–	100	10,000	HK$10	Provision of warehouse and transportation services
DCH Motors (Bentley) Limited	Hong Kong	100	–	100	2	HK$1	Motor vehicle distributor
DCH Motors Ltd.	Canada	100	–	100	100	CAN$1	Motor vehicle distributor
Epic Motors Limited	Hong Kong	100	–	100	22,000	HK$10	Motor vehicle distributor
Gentech Vehicle Engineering Limited	Hong Kong	100	–	100	166,000	HK$1	Trading of special function vehicles
Harmony Motors Limited	Hong Kong	100	–	100	1,000	HK$100	Motor vehicle distributor
Honest Motors, Limited	Hong Kong	100	–	100	3,000	HK$1,000	Motor vehicle distributor
Japan Auto Parts Company Limited	Hong Kong	100	–	100	1,000	HK$100	Trader of motor vehicle spare parts
Jiangmen Dah Chong Hong – Sims Industrial Development Limited	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Construction and development of industrial factories and warehouses
Metro Motors Limited	Hong Kong	100	–	100	3,000,000	HK$1	Motor vehicle distributor
Premium Motors Limited	Hong Kong	100	–	100	2	HK$1	Motor vehicle distributor
Regal Motors, Limited	Hong Kong	100	–	100	2,000	HK$100	Motor vehicle distributor
Reliance Motors, Limited	Hong Kong	100	–	100	3,000	HK$1,000	Motor vehicle distributor
Sims Trading Company Limited	Hong Kong	100	–	100	3,000	HK$100	Wholesaling
Shanghai DCH Food Industries Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Food processing and trading
Triangle Auto Pte Ltd	Singapore	100	–	100	3,000,000	S$1	Motor vehicle distributor

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by: Company %	Interest in equity shares held by: Subsidiary %	Particulars of issued shares†: No. of shares	Particulars of issued shares†: Par value	Principal activities
Triangle Motors Limited	Hong Kong	100	–	100	30,000	HK$100	Motor vehicle distributor
Triangle Motors (China) Limited	Hong Kong	100	–	100	2	HK$10	Investment holding and trading of motor vehicles
Twin Tiger International Limited	Hong Kong	100	–	100	2	HK$1	Trading
江門大昌慎昌食品加工倉儲有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Processing of food products and provision of logistics services
Jointly controlled entities							
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	50	–	50	–	–	Trading in cosmetic products
Associated companies							
Alto China Limited§	Hong Kong	50	–	50	–	–	Distributor of audio equipment and components
Shanghai Shineway DCH Tyson Co., Ltd.§	People's Republic of China Sino-foreign equity joint venture*	22	–	22	–	–	Production and selling of meat and related food products
Victory (HK) Industries International Company Limited	Hong Kong	20	–	20	–	–	Sales and distribution of household electrical appliances
Wal-Mart East China Stores Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	35	–	35	–	–	Hypermarket business
Property							
Subsidiary companies							
Admarch Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Admarch Property Management Company, Limited	Hong Kong	100	–	100	2	HK$1	Property management

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Borgia Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Broadway Centre Property Management Company Limited	Hong Kong	100	–	100	2	HK$1	Property management
Campbellton Development Limited	Hong Kong	100	–	100	2	HK$1	Property development
Famous Land Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Glenridge Company Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Hang Luen Chong Investment Company, Limited	Hong Kong	100	–	100	80,000	HK$100	Property investment
Hang Luen Chong Property Management Company, Limited	Hong Kong	100	–	100	2	HK$1	Property management
Hang Wah Chong Investment Company Limited	Hong Kong	100	–	100	50,000	HK$100	Property investment
Lindenford Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Neostar Investment Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Pacific Grace Limited	Hong Kong	100	–	100	2	HK$1	Property investment
Shanghai Super Property Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property investment and management
Tendo Limited	Hong Kong	100	–	100	2	HK$10	Property investment
Yee Lim Godown & Cold Storage Limited	Hong Kong	100	–	100	1,000,000	HK$1	Operate a dry and cold storage godown
上海中信泰富廣場有限公司	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Property investment and management
上海老西門新苑置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	100	–	100	N/A	N/A	Property development
無錫太湖景發展有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Sports related services

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
無錫太湖苑置業有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Property investment and development
無錫太湖美生態環保有限公司	People's Republic of China Sino-foreign equity joint venture*	70	–	70	N/A	N/A	Environmental protection
中信泰富(上海)物業管理有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property management
CITIC Pacific (Yangzhou) Properties Co., Ltd.	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
寧波信富置業有限公司	People's Republic of China Sino-foreign co-operative joint venture*	99	–	99	N/A	N/A	Property development
中信泰富萬寧發展有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
中信泰富萬寧(聯合)開發有限公司	People's Republic of China Limited liability company*	80	–	80	N/A	N/A	Property development
上海珠街閣房地產開發有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Property development
上海雄泰置業有限公司	People's Republic of China Wholly foreign-owned enterprise*	100	100	–	N/A	N/A	Property development
Jointly controlled entities							
上海瑞明置業有限公司	People's Republic of China Sino-foreign equity joint venture*	49	49	–	–	–	Property development
Associated companies							
CITIC Tower Property Management Company Limited	Hong Kong	40	–	40	–	–	Property management

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares[1] No. of shares	Particulars of issued shares[1] Par value	Principal activities
Festival Walk Holdings Limited§	Hong Kong	50	–	50	–	–	Property investment
Goldon Investment Limited	Hong Kong	40	–	40	–	–	Property investment
Hong Kong Resort Company Limited§	Hong Kong	50	–	50	–	–	Property development
Kido Profits Limited	British Virgin Islands / Hong Kong	15	–	15	–	–	Property development
Shinta Limited§	Hong Kong	20	–	20	–	–	Property investment
Industrial Manufacturing							
Subsidiary companies							
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	79.56	–	79.56	N/A	N/A	Steel making
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Steel making
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Loading and unloading business
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	77.78	–	77.78	N/A	N/A	Steel making
Wuxi Xingcheng Steel Products Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	80	–	80	N/A	N/A	Production and sale of ferrous metal materials
江陰泰富興澄特種材料有限公司	People's Republic of China Sino-foreign equity joint venture*	79	–	79	N/A	N/A	Production and sale of hot iron and the related products
Hubei Xin Yegang Co., Ltd.	People's Republic of China Sino-foreign equity joint venture*	95	–	95	N/A	N/A	Steel making
Daye Special Steel Co., Ltd.	People's Republic of China Sino-foreign joint stock limited company*	56.63	–	56.63	N/A	N/A	Steel making

35 Principal Subsidiary Companies, Jointly Controlled Entities and Associated Companies *continued*

Name	Place of incorporation / Principal place of operation Kind of legal entity*	Attributable to the Group %	Interest in equity shares held by Company %	Interest in equity shares held by Subsidiary %	Particulars of issued shares† No. of shares	Particulars of issued shares† Par value	Principal activities
Finance							
Subsidiary companies							
CITIC Pacific Finance (2001) Limited	British Virgin Islands	100	100	–	1,000	US$1	Financing
Idealand Investment Inc.	Republic of Panama	100	–	100	100	US$1	Financing
CITIC Pacific Finance (2005) Limited	British Virgin Islands	100	100	–	1	US$1	Financing
Associated companies							
Cheer First Limited§	Hong Kong	40	–	40	–	–	Financing
Treasure Trove Limited	Hong Kong	50	–	50	–	–	Financing
Way Chong Finance Limited	Hong Kong	50	–	50	–	–	Provision of hire purchase and leasing finance
Others							
Subsidiary companies							
CITIC Pacific China Holdings Limited	People's Republic of China Wholly foreign-owned enterprise*	100	–	100	N/A	N/A	Investment holding
上海滬信東倉儲有限公司	People's Republic of China Sino-foreign co-operative joint venture*	100	–	100	N/A	N/A	Logistic development
Jointly controlled entities							
CITIC Capital Markets Holdings Limited	Hong Kong	50	–	50	–	–	Investment holding
Associated companies							
上海國睿生命科技有限公司	People's Republic of China Sino-foreign equity joint venture*	24.94	24.94	–	–	–	Research and development of tissue engineering products

Note :

† *Represented ordinary shares, unless otherwise stated.*

‡ *Non-voting deferred shares – the rights, privileges and restrictions of which are set out in the Articles of Association of the respective company.*

§ *The above companies are the affiliated companies have been given to financial assistance and guarantees given for facilities granted by the Company and/or its subsidiary company as at 31 December 2005.*

* *Extracts from the published accounts of Cathay Pacific Airways Limited, a significant associated company of the Group, are shown on pages 144 and 145.*

Auditors' Report

Auditors' report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 76 to 142 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2006

Extract from Published Accounts of Cathay Pacific Airways Limited

a Consolidated Profit and Loss Account

for the year ended 31 December 2005

in HK$ million	**2005**	2004
Turnover		
Passenger services	**30,274**	26,407
Cargo services	**12,852**	11,395
Catering, recoveries and other services	**7,783**	4,959
Total Turnover	**50,909**	42,761
Expenses		
Staff	**(9,025)**	(8,842)
Inflight service and passenger expenses	**(2,033)**	(1,758)
Landing, parking and route expenses	**(6,947)**	(6,121)
Fuel	**(15,588)**	(9,321)
Aircraft maintenance	**(4,527)**	(3,784)
Aircraft depreciation and operating leases	**(4,893)**	(4,379)
Other depreciation and operating leases	**(790)**	(814)
Commissions	**(555)**	(529)
Others	**(2,408)**	(1,966)
Operating Expenses	**(46,766)**	(37,514)
Operating Profit	**4,143**	5,247
Finance charges	**(1,605)**	(1,628)
Finance income	**1,161**	1,045
Net finance charges	**(444)**	(583)
Share of profits of associates	**269**	298
Profit before Tax	**3,968**	4,962
Taxation	**(500)**	(446)
Profit for the year	**3,468**	4,516
Profit Attributable to		
Cathay Pacific shareholders	**3,298**	4,417
Minority interests	**170**	99
	3,468	4,516
Dividends		
Interim – paid	**676**	674
Final – proposed	**947**	1,520
	1,623	2,194
Earnings per Share (HK¢)		
Basic	**97.7**	131.4
Diluted	**97.4**	130.7
Shareholders' Funds per Share (HK$)	**10.3**	9.8

b Consolidated Balance Sheet

as at 31 December 2005

in HK$ million	**2005**	2004
Assets and Liabilities		
Non-current assets and liabilities		
Fixed assets	**50,156**	50,259
Intangible assets	**260**	348
Investments in associates	**1,731**	1,743
Other long-term receivables and investments	**5,453**	5,589
	57,600	57,939
Long-term liabilities	**(27,745)**	(27,698)
Related pledged security deposits	**8,853**	10,036
Net long-term liabilities	**(18,892)**	(17,662)
Retirement benefit obligations	**(72)**	(102)
Deferred taxation	**(6,460)**	(7,280)
	(25,424)	(25,044)
Net non-current assets	**32,176**	32,895
Current assets and liabilities		
Stock	**657**	524
Trade and other receivables	**6,538**	5,347
Liquid funds	**13,459**	11,474
	20,654	17,345
Current portion of long-term liabilities	**(4,849)**	(7,096)
Related pledged security deposits	**1,286**	2,127
Net current portion of long-term liabilities	**(3,563)**	(4,969)
Trade and other payables	**(7,625)**	(7,163)
Unearned transportation revenue	**(3,864)**	(3,622)
Taxation	**(2,527)**	(1,497)
	(17,579)	(17,251)
Net current assets	**3,075**	94
Net assets	**35,251**	32,989
Capital and Reserves		
Share capital	**676**	674
Reserves	**34,292**	32,181
Funds attributable to Cathay Pacific shareholders	**34,968**	32,855
Minority interests	**283**	134
Total equity	**35,251**	32,989

Major Properties Held by the Group

as at 31 December 2005

Address / Lot No.	Leasehold Expiry	Group's Interest %	Approximate Gross Floor Area (sq. m.)	Existing Use
Major Properties Held For Investment				
* 1 Skyway House, 3 Sham Mong Road, Kowloon, H.K. 2604/2700th shares of KIL, No. 9706 & the extension thereto	2041	100	29,000	Office and Shop
2. Block C of Yee Lim Industrial Centre, 2-28 Kwai Lok Street, and 2-6 Kwai Hei Street, Kwai Chung, H.K. 4000/9000th shares of KCTL No. 333	2047	100	30,000	Cold Storage and Godown
3. Honest Motors Building, 9-11, Leighton Road, Causeway Bay, H.K. HKIL No. 5431 and 5432	2880	100	4,000	Office and Shop
4. Wyler Centre 1, Basement 1 & 2 and Parking Spaces Nos P50 and P51 on 2nd Floor of Wyler Centre 2, 192-210 Tai Lin Pai Road, Kwai Chung, H.K. 5779/11152th shares of and in the Remaining Portion of Kwai Chung Town Lot No. 130 and the extension thereto	2047	100	37,000	Industrial
5. Broadway Centre, No. 93 Kwai Fuk Road, Kwai Chung, H.K. KCTL No. 435	2047	100	32,000	Godown and Ancillary Office
6. DCH Commercial Centre, No. 25, Westlands Road, Quarry Bay, H.K. HKIL8854	2047	100	36,000	Office and Restaurants
7. CITIC Tower, No. 1 Tim Mei Avenue, Central, H.K. HKIL No. 8822	2047	40	52,000	Office and Shop
8. Festival Walk, Tat Chee Avenue, Yau Yat Tsuen, Kowloon, H.K. NKIL No. 6181	2047	50	113,000	Office and Shop
9. CITIC Square, 1168 Nanjing Xi Lu, Jingan District, Shanghai, the PRC	2044	80	109,000	Office and Shop
10. Royal Pavilion, 688 Hua Shan Lu, Jingan District, Shanghai, the PRC	2063	100	35,000	Residential
11. Hiro-o Garden Hills, West Hill I-1204, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	81	Residential
12. Hiro-o Garden Hills, Centre Hill H-1403, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	187	Residential
13. Hiro-o Garden Hills, South Hill D-507, Hiro-o 4-chome, Shibuya-ku, Tokyo, Japan	Freehold	100	210	Residential
14. Dah Chong No. 1 Building, 12-6, Roppongi, 3-chome, Minato-ku, Tokyo, Japan	Freehold	100	3,208	Commercial & Restaurants, etc.
15. Dah Chong No. 2 Building, B1/F-4/F, 18-2, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	Freehold	100	1,214	Commercial & Restaurants, etc.
16. Toriizaka House 14-19, Roppongi, 5-chome, Minato-ku, Tokyo, Japan	Freehold	100	683	Residential & Office

* *excluding a petrol filling station on the ground floor with an ancillary storage tank in part of the basement and a storeroom on the first floor*

Location / Lot No.	Stage of Completion	Estimated Completion Date	Classification	Leasehold Expiry	Group's Interest %	Approximate Site Area (sq. m.)	Approximate Gross Floor Area (sq. m.)	Existing Use
Major Properties Held For Development								
1. New Westgate Garden, Xi Zang Nan Lu / Jian Guo Dong Lu, Huang Pu District, Shanghai, the PRC	Super-structure in progress	Phase 1 in 2006	Residential & Shop	2072	100	68,300	266,000	Construction Site
2. Shanghai Lu Jia Zui, New Financial District Project, Phase 1, the PRC	Design in progress	2009	Office & Hotel	2044 – 2054	49	35,100	167,000	Construction Site
3. Residential Development, Qing Pu District, Shanghai, the PRC	Design in progress	2008 – 2011	Residential, Shop and Hotel	2045 – 2074	100	391,800	227,000	Construction Site
4. Commercial Project, Jiang Dong District, Ningbo, the PRC	Design in progress	2008	Office and Shop	2045	99	39,500	98,000	Construction Site
5. Residential Development, Yangzhou, the PRC	Design in progress	2008 – 2010	Residential & Shop	2045 – 2075	100	328,600	437,000	Construction Site

Address / Lot No.	Leasehold Expiry	Group's Interest %	Approximate Gross Floor Area (sq. m.)	Existing Use
Major Properties Held for Sale				
Grand Court, 109-135 Kadoorie Avenue, Kowloon, H.K. Subsections 1 and 2 and the Remaining Portion of Section D of KIL No. 2657	2006	100	13,000	Residential

CITIC Pacific Ltd
32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com

Stock Code: 0267

CITIC PACIFIC

RECEIVED
2006 APR 24 A 7:28
OFFICE OF INTERNA...
CORPORATE FIN...

summary financial report 2005








CATHAY PACIFIC





This Summary Financial Report 2005 only gives a summary of the information and the particulars of CITIC Pacific Limited's Annual Report 2005 from which the Summary Financial Report is derived. Shareholders may obtain a printed copy of the 2005 Annual Report free of charge by writing to the Company's Share Registrars, Tengis Limited.

Financial Highlights

in HK$ million	2005	As restated 2004
Profit Attributable to Shareholders	**3,989**	3,534
Major Businesses' Contribution		
Special Steel Manufacturing	**808**	438
Property	**1,106**	559
Aviation	**1,058**	1,398
Power Generation	**368**	439
Communications	**(31)**	133
Marketing & Distribution	**232**	284
Civil Infrastructure	**413**	329
Fair Value Change of Investment Properties	***755***	*181*
Cash Contributed from all Businesses	**4,488**	3,402
Capital Employed	**60,321**	51,501
Shareholders' Funds	**39,103**	36,921
Net Debt	**18,639**	12,163
Available Loan Facilities	**10,157**	8,899

in HK$		
Earnings per Share	**1.82**	1.61
Dividends per Share	**1.10**	1.10
Staff	**19,174**	15,915

Please see page 71 for definition of terms used

Business at a Glance

CITIC Pacific has over fifteen years of experience and expertise in operating businesses in Hong Kong and mainland China. With our international management and excellent standards of corporate governance, our focus is on special steel manufacturing, property development and power generation in mainland China.



Special Steel Manufacturing

Jiangyin Xingcheng Special Steel, Hubei XinYegang and Daye Special Steel are some of China's leading manufacturers of special steel used in bearings and gears.



Property

CITIC Pacific develops, manages and owns properties including Shanghai's CITIC Square and New Westgate Garden, and Hong Kong's CITIC Tower and DCH Commercial Centre. The focus of the property business is increasingly mainland China.



Power Generation

CITIC Pacific builds, owns and operates power plants in mainland China. Currently the Group has attributable capacity of 3,192MW.



Aviation

CITIC Pacific is a key participant in the aviation sector through Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo.



Civil Infrastructure

Either an owner or manager, CITIC Pacific is involved in all three of Hong Kong harbour crossings – vital facilities that connect Hong Kong Island to Kowloon.



Communications

CITIC Pacific focuses on providing value-added services. CITIC Telecom 1616 and CPCNet provide IDD wholesale and data services, CITIC Guoan operates cable TV networks in mainland China and CTM is Macau's communications provider of choice.



Marketing and Distribution

Through Dah Chong Hong and Sims Trading, the marketing and distribution business serves the people of Hong Kong and other parts of China by distributing an array of motor vehicles, consumer and food commodities, branded food and household products.

Chairman's Letter to Shareholders

CITIC Pacific recorded a net profit of HK$3,989 million for the year 2005, a 13% increase from 2004. Earnings per share were HK$1.82. The board recommends maintaining the final dividend of HK$0.80 per share providing shareholders a total of HK$1.10 per share for 2005.

Many of our businesses achieved satisfactory results. Our special steel manufacturing business saw its profit contribution increase 84% compared with 2004. Property sales and rentals, as well as fair value gains on investment properties as the result of new accounting standards increased profit contribution from the property business by 151%. In addition, a toll increase on the Eastern Harbour Tunnel boosted the profit contribution from the civil infrastructure business. Challenged with high oil prices, both Cathay Pacific and Dragonair worked hard to develop new markets and as a result, achieved their best year in terms of passengers and cargo carried.

Special Steel Manufacturing

Our special steel business produced 3.6 million tonnes of steel in 2005, an increase of 9.7% over 2004 production. We also exported 366,300 tonnes, a 56% rise from the previous year. Given the strong demand for special steel products, both **Jiangyin Xingcheng Special Steel** and **Xin Yegang** operated near their full capacity.

Through acquisitions as well as capacity addition brought about by technological advancement, CITIC Pacific's special steel production capability has been expanding. The new production line Jiangyin Xingcheng Special Steel is building in cooperation with **Sumitomo Metals** is proceeding on schedule and is expected to be in full production in 2007. Upon completion, this production line will have advanced world-class equipment and technology. Its products can substitute for higher grade special steel which is currently being imported. In early 2005, CITIC Pacific concluded its 95% acquisition of Xin Yegang. At the end of the year, the acquisition of Shenzhen Stock Exchange listed **Daye Special Steel** was completed, making the group's attributable interest in Daye aggregate to 56.6%. In addition, Daye Special Steel's share reform plan was approved by shareholders in January of 2006.

In November 2005, CITIC Pacific signed an agreement with the government of Hebei Province to acquire a stake in **Shijiazhuang Steel Mill**. After re-organization, CITIC Pacific's interest in this steel mill will be 65%. With a production capacity of 2 million tonnes, Shijiazhuang's products are mainly supplied to the auto component and oil industries. This acquisition is subject to approval by the relevant government authorities.

With Jiangyin Xingcheng Special Steel, Xin Yegang (including Daye Special Steel) and Shijiazhuang Steel Mill under one umbrella, CITIC Pacific will become one of the largest manufacturers of special steel in China covering more economically developed Eastern, Central and Northern regions. CITIC Pacific's leadership position is already established measured in not only production capacity and variety of products, but also market coverage, among other criteria. Our main tasks going forward are to complete the integration of all three plants, further improve management, maximize synergies, and raise efficiency and product quality. To achieve the above objectives, we are forming CITIC Pacific Special Steel Holdings to carry out organizational, personnel and resource integrations.

Properties

For the past twenty years, with the rapid development of the Chinese economy, general standard of living has been rising. The strong market demand for high quality properties will continue in the foreseeable future. Therefore, CITIC Pacific has, in the past year, increased its investment in mainland China properties. Currently we have a developable land bank of nearly 1.6 million square metres, mostly in the Yangtze River Delta area centred around Shanghai. In addition, we recently signed an agreement with the Wanning Municipal government of **Hainan** Province, in which we will act as the prime developer, to jointly develop a large real estate project with a developable area of 16 square kilometres in the coastal city of Wanning. All these strategic investments are essential to the future development of CITIC Pacific. We not only took advantage of opportunities to acquire land, but also established a solid foundation and guaranteed resources for our property development in the years to come.

The first phase of the **New Westgate Garden**, our residential development project in Shanghai, will be completed in the second quarter of 2006. Over 70% of the units available for sale have been sold. The development has an excellent reputation in the market.

Occupancies at our investment properties **CITIC Square** and **Royal Pavilion** in Shanghai continue to be high with rentals increasing steadily.

The recently announced **Shanghai Pudong Lu Jiazui New Financial District Project** located in the centre of Shanghai is one of the most prominent large development projects in the City. With a total site area of 251,000 square metres, once completed, it will consist of premium office buildings, hotels and residential buildings. In addition, in **Qingpu** District, situated in the major transportation node of Jiangsu and Zhejiang provinces and Shanghai, a low density residential and commercial project will be developed on a 442,000 square metres of land. Site work will commence soon.

In **Ningbo**, our commercial project is progressing well with completion targeted for 2008. In other cities in the Yangtze River Delta area such as **Yangzhou** we also have a large land bank for future development.

In 2005, the **Hong Kong** property market was active with rental income increasing for our investment properties. The **Discovery Bay** development project is progressing well with Phase 13 (Chianti) near completion. Public sale commenced in March and the response was good. In 2005, we sold two pieces of land in the New Territories. In the first quarter of 2006, we successfully sold our 50% holding in **Festival Walk**, as well as our **Tung Chau Street development**. These sales not only provided us with ample income, but also further strengthened the Group's financial position. These resources can be used to fund our investments in the maturing mainland China property market which has the potential for higher returns.

Aviation

In 2005 the profitability of the global airline industry was negatively affected by high oil prices which remain a concern. However, due to strong demand for travel, both **Cathay Pacific** and **Dragonair** registered a record number of passengers and tonnes of cargo carried in 2005. To satisfy growing demand, Cathay Pacific ordered 19 new planes for delivery from 2007 to 2010. Dragonair also announced plans to expand its cargo capacity. The excellent management teams of the two airlines and their focus on reducing unit costs has proven to be essential in maintaining the airlines' profitability in a difficult operating environment.

Power Generation

In 2005, limited new capacity, high coal prices and insufficient increases in tariffs were factors that negatively affected the profit of our power business. However, we continue to make steady progress in building **Ligang Power Station Phase III** (2X600MW) and **Phase IV** (2x600MW) and **Zhengzhou Phase III** (2x200MW). These will be commissioned on schedule in 2006 and 2007 respectively. Upon their completion, CITIC Pacific's attributable generating capacity will reach 6,336MW and the performance of our power business will greatly improve.

Power generation is a very important part of CITIC Pacific's business as we have many years of experience and expertise in building, testing, operating and managing power stations. From a macro perspective, China's per capita consumption of electricity is still very low compared with other developed countries in the world. Therefore, with the continued development of the Chinese economy, demand for electricity will continue to rise. Even though in the short-term there have been uncertainties in the price of coal and the supply and demand of electricity, we are confident in the long-term prospect of the power generation business.

Communications

Amid intense competition, **CITIC Telecom 1616** and **Macau Telecom** achieved satisfactory results in 2005. We also strengthened the managements of our Internet games, e-commerce and other value added service businesses. These efforts are already showing results.

Marketing and Distribution

Dah Chong Hong and **Sims Trading** continue to make steady progress in their development. Motor vehicle sales in Hong Kong performed well in 2005. Although there is intense competition in the mainland motor vehicle market, the overall market continues to grow. This will provide Dah Chong Hong future opportunities for growth. In general trading, Sims performed particularly well and experienced increases in both its revenue and profit. Our Shiseido joint venture achieved excellent results with profit at its historical high, supported by the growing number of mainland tourists to Hong Kong.

Civil Infrastructure

Fuelled by the recovery of the Hong Kong economy, traffic at the **Western Harbour Tunnel** increased 5% compared with 2004. After the toll increase on the **Eastern Harbour Tunnel** in May, traffic initially dropped but is now rising steadily. Profit contribution from the civil infrastructure business rose 26% from 2004. It continues to provide CITIC Pacific with strong and steady cash flow.

Looking to the Future

The rapid rise of the Chinese economy has a positive impact on the economies of Hong Kong, Asia and the world. Looking at 2006, we believe that the overall investment and operating environment in Hong Kong and mainland China will remain positive. This will be beneficial to the development of our businesses and increase their profitability. Going forward, the focus of our businesses will continue to be on mainland China. At the same time, we will focus more on those core businesses that we control and actively manage to leverage off of our expertise. We will strive for excellence and endeavour to capture business opportunities to achieve higher returns for our investors.

On behalf of all the directors, I would like to express my heart felt thanks to everyone at CITIC Pacific for their hard work and to our investors, bankers and everyone else for their continuing support. I look forward to working with you all for a greater 2006. Let me take this opportunity to welcome Mr Leslie Chang on becoming an executive director of CITIC Pacific on 1 April 2005. Mr Chau Chi Yin, Mr Milton Law and Mr Wang Ande will become executive directors of our company effective April 1 of 2006. They will further strengthen our management team. Mr Chang Zhenming and Mr Yao Jinrong resigned as executive directors of the Group effective June 2005 and April 2006 respectively. I would like to thank them both for their significant contribution to our company.

Larry Yung Chi Kin
Chairman
Hong Kong, 22 March 2006









Electric Arc Furnace
of Jiangyin Xingcheng
Special Steel

With total annual production capacity of 4 million tonnes, CITIC Pacific Special Steel is a leader in the manufacture of special steel in China. Major products are used in the making of bearings, gears and seamless steel pipes. Our customer coverage extends to Eastern, Central and Northern China.

Special Steel

in HK$ million	**2005**	2004
Turnover	**12,160**	7,177
Contribution	**808**	438
Proportion of total contribution	**20%**	11%
Net assets	**5,781**	4,840
Capital expenditure	**2,063**	3,417


CITIC Pacific Special Steel
95%
79%
65%
Xin Yegang
2m tonnes capacity
Jiangyin Xingcheng Special Steel
2.3m tonnes capacity
Shijiazhuang Steel
2.2m tonnes capacity
pending approval
North
Shijiazhuang, Hebei Province
East
Jiangyin, Jiangsu Province
Central
Huangshi, Hubei Province

CITIC Pacific's special steel business is built over ten years of experience in operating the **Jiangyin Xingcheng Special Steel** plant. In the past two years, CITIC Pacific took advantage of the opportunity to acquire 95% of the **Xin Yegang** steel mill and also signed an agreement for a 65% interest in the **Shijiazhuang Steel Mill**. Today CITIC Pacific is a leader and driving force in the manufacturing of special steel in China. In 2005, a total of 3.6 million tonnes of special steel was produced including 1.7 million tonnes from Xin Yegang which became part of CITIC Pacific during the year. Production increased 9.7%, a result of continued solid demand for our products and each plant operated near its design capacity.

Key products of CITIC Pacific Special Steel

(includes Jiangyin Xingcheng Special Steel and Xin Yegang)

		Production ('000 Tonnes)	
Products	2005 Market Share	**2005**	2004*
Alloy tube billet	69%	**554**	285
Alloy spring	58%	**316**	283
Gear	29%	**430**	518
Bearing	21%	**383**	419

** CITIC Pacific had no equity interest in Xin Yegang in 2004*

Our products are sold to these industries

Industries	2005 Sales ('000 Tonnes)	Percentage
Auto components	1,423	40%
Industrial manufacturing	622	18%
Power generation	362	10%
Oil and petrochemical	220	6%
Construction	156	4%
Metal work	123	3%
Railway	47	1%
Ship building	44	1%
Export	366	10%
Others	257	7%

Jiangyin Xingcheng Special Steel: located in Jiangsu Province, it is a leader in China manufacturing high-grade special steel used in bearings, gears, springs and high-pressurized pipes, with annual production capacity of 2.3 million tonnes. The plant's products are mainly supplied to the auto components, power generation, industrial manufacturing, oil and petrochemical industries. Many of the products have been certified by worldwide renowned users such as SKF of Sweden, FAG of Germany and Caterpillar of the United States. Jiangyin Xingcheng Special Steel is strategically situated next to the Yangtze River with two 50,000 tonne wharfs, making transportation of raw materials and finished products convenient and cost effective.

In 2005, total production was 1.88 million tonnes, an increase of 7% compared with 2004. Export also grew 38% to 250,000 tonnes.

The management of Jiangyin Xingcheng Special Steel has, over the years, paid much attention not only to improving operating efficiency, but most importantly, to upgrading product quality, both of which are the keys to maintaining its market leadership. In 2005, approximately 30% of its products are high-end steel compared with 10% in 2004. Jiangyin Xingcheng Special Steel is also co-operating with **Sumitomo Metals Kokura** to produce high-grade special steel targeting primarily import substitution for auto components. Construction of this production line is progressing well with completion targeted for 2007.

Xin Yegang: became part of the CITIC Pacific's special steel business after CITIC Pacific completed acquisition of its 95% interest in October 2004. CITIC Pacific also holds a 56.6% interest in Shenzhen Stock Exchange listed Daye Special Steel through Xin Yegang and CITIC Pacific China. Xin Yegang made its first profit contribution to CITIC Pacific's special steel business in 2005. During the year, a total of 1.7 million tonnes of steel was produced, an increase of 13% from 2004. The plant has two million tonnes of production capacity.

Xin Yegang, the earliest steel plant in China, has a long history dating back to 1908. It is situated next to the Yangtze River with three 5,000 tonne wharfs for use in the transportation of raw materials and finished products. Its main products such as high alloy steel, tool and die steel and seamless steel tubes are used in the oil, petrochemical and industrial manufacturing sectors. Xin Yegang supplied steel used in China's manned spacecraft Shenzhou VI.

In January 2006, the shareholders of Daye Special Steel approved a Share Reform Plan in which Xin Yegang will grant a put option to each holder of Daye Freely Transferable Shares to sell the shares to Xin Yegang at RMB3.8 per share. The implementation of this plan is in line with the development of mainland China's securities market and will render the non-transferable shares of Daye freely transferable on the Shenzhen Stock Exchange. This is positive to CITIC Pacific as it will enhance the value of CITIC Pacific's interest in Daye.

Shijiazhuang Steel Mill: In November 2005, CITIC Pacific signed an agreement to acquire a 65% interest in Shijiazhuang Steel Mill. The transaction is subject to approval by the relevant government authorities. Located in Hebei Province in northern China, Shijiazhuang Steel Mill has a production capacity of 2.2 million tonnes. Its main products are bearing, gear, spring steel and tube billets, supplied mostly to the auto component and oil industries.

2005 saw general steel prices decline towards the end of the year due to over supply. For special steel, overall demand stayed firm, in particular in the higher quality product categories. Even though average product prices saw a decline, the magnitude was significantly less than those of general steel. For higher quality products pricing remained firm. However, due to the already high cost of raw materials and some over supply of lower end products, overall margins were under pressure. Having long realized this potential 'over crowding', for many years, we have paid attention to technological innovation and the continued upgrading of our products. This is key to maintaining our leadership in this business. China's new Steel Industry Policy sets out guidelines for promoting larger, more efficient steel enterprises through merger and acquisition of smaller, energy consuming, inefficient plants. This will certainly benefit companies such as ours that command economy of scale, know how, modern technology and constant product improvement.

The special steel market in China is roughly 9-10% of the approximately 340 million tonnes of total steel produced in 2005. This is very low compared with an average of 15-20% in industrialized countries. As China's economy and in particular its auto, power generation, oil, petrochemical and industrial manufacturing industries continue to grow, it is inevitable that more and more special steel will be needed.

With the three special steel manufacturers under one umbrella, CITIC Pacific's main task going forward is to continue the substantial integration we have begun in order to achieve efficiencies, better management, higher product quality, and enhanced market positioning. We are already seeing synergy created by the plants working together in the areas of raw material purchasing, customer coverage and product realignment. To this end, we are also in the process of setting up a CITIC Pacific Special Steel holding company which will manage all three entities. This will make CITIC Pacific a major player in the special steel market in China with customer coverage spanning the Eastern, Central and Northern regions.









Retail complex of CITIC Square, one of the top-quality office buildings in Shanghai

CITIC Pacific develops, manages and owns large scale properties in both mainland China and Hong Kong, where the Group has landmark developments such as CITIC Square and New Westgate Garden in Shanghai and CITIC Tower in Hong Kong. The focus of CITIC Pacific's property development in the future will be on mainland China where we have a large high quality land bank.

Property

in HK$ million	2005	2004
Turnover	**1,409**	768
Contribution	**1,106**	559
Proportion of total contribution	**28%**	15%
Net assets	**21,766**	18,557
Capital expenditure	**2,526**	1,291

CITIC Pacific develops and invests in large-scale residential and commercial properties in mainland China and Hong Kong. The Group's team of experienced property professionals not only identifies investment opportunities, but also supervises construction and manages completed developments.

Over the past two years, CITIC Pacific has been increasingly focused in mainland China by acquiring land in Shanghai and major secondary cities in the Yangtze River delta area. At the end of February 2006, the Group had a total of 1.1 million square metres of land that can be developed into about 1.6 million square metres of gross floor area over the next few years. In addition, the Group will also be the prime developer for a virgin site in Hainan Province.

Properties in Mainland China

	Usage	Ownership	Approx. site area (sq. metre)	Approx. GFA (sq. metre)	Expected completion date
Investment Properties					
CITIC Square, Shanghai	Commercial	80%	14,500	109,000	Completed
Royal Pavilion, Shanghai	Service apartment	100%	8,800	35,000	Completed
Development Properties					
New Westgate Garden, Shanghai	Residential	100%	68,300	266,000	Phase I completion expected in 2Q/2006
Qingpu Development, Shanghai	Residential, hotel and commercial	100%	442,000	250,000	2008 to 2011
Lu Jia Zui New Financial District Project, Shanghai (Phases I, II and III*)	Commercial, hotel and residential	49%	251,400	847,000	2009 to 2014
Commercial Project, Ningbo, Zhejiang	Commercial	99%	39,500	98,000	2008
Yangzhou, Jiangsu	Residential, commercial	100%	328,600	437,000	2008 to 2010

** Framework agreement signed*

GFA = gross floor area

Shanghai

Lu Jia Zui New Financial District: In August 2005 and January 2006, CITIC Pacific and China State Shipbuilding Corporation formed joint ventures in which CITIC Pacific holds a 49% interest. The JVs have the right to develop two pieces of adjacent land totalling 216,400 square metres, located in the new financial district of Lu Jia Zui in Pudong. The project site, previously used as a shipyard, abuts the south shore of the Huangpu River, and is to the east of the Oriental Pearl TV Tower. The first phase (site area of 35,100 square metres) is expected to be completed in 2009 and second phase (site area of 181,300 square metres) in 2014. On completion, the entire project will comprise of commercial, residential, hotels and grade A office buildings with a total gross floor area of 558,000 square metres. Also in January, CITIC Pacific signed a framework agreement with China State Shipbuilding Corporation to form another JV to develop an additional 35,000 square metres of land next to the other two sites, with a total gross floor area of about 290,000 square metres.

Qingpu: Up to the end of January 2006, CITIC Pacific has acquired a total of 442,000 square metres of land in Qingpu District in the western part of Shanghai. The area will be developed into low density residential and commercial buildings. Total gross floor area is approximately 250,000 square metres. Master planning design for the development is in progress. Site development work for the first phase is expected to commence in the second half of 2006.

New Westgate Garden residential project is located in the Huangpu District of Shanghai adjacent to Xizang Nanlu and Jianguo Donglu. It is within walking distance from a future subway station of the new Metro Line 8. With a gross floor area of approximately 266,000 square metres, once completed, it will comprise residential towers, a multi-storey commercial complex with retail shops and a basement car park. The first phase of the project will be completed in the second quarter of 2006. Of the total 669 units available for sales, 473 had been sold by the end of February 2006.

CITIC Square, 80% owned by CITIC Pacific, is a retail and Grade A office tower on Nanjing Xi Lu, Shanghai. Its rental continues to rise steadily with 98% occupancy. **Royal Pavilion**, 100% owned by CITIC Pacific, is a luxury service apartment with 95% occupancy, and its rental income is stable.

Other Locations

In **Ningbo**, Zhejiang Province, the Group is building a commercial project comprising of office and retail with total gross floor area of approximately 98,000 square metres. Design is currently underway with foundation work expected to begin in the second half of 2006.

In **Yangzhou**, Jiangsu Province, CITIC Pacific has land totalling 328,600 square metres for development of a commercial and residential project with a gross floor area of 437,000 square metres. Planning design work is in progress with the commencement of site work targeted for the second half of 2006.

In **Hainan Province**, CITIC Pacific signed a framework agreement with Wanning Municipal Government in September 2005 to jointly develop a world-class resort type real estate in Shenzhou Peninsula on Hainan Island. The project has a 38 square kilometres planning area, of which 16 square kilometres is developable site area. This is a virgin site with four south facing beaches and about 8 kilometres of scenic coastline. CITIC Pacific will be the prime developer responsible for the master plan of the entire site, setting up the infrastructure and attracting investors and developers to participate in the project.

Properties in Hong Kong

	Usage	Ownership	Approx. GFA (sq. metre)
Investment Properties			
CITIC Tower	Commercial	40%	52,000
DCH Commercial Centre	Commercial	100%	36,000
Wyler Centre	Industrial	100%	37,000
Broadway Centre	Industrial	100%	32,000
Yee Lim Industrial Centre	Industrial	100%	30,000
Others	Various	100%	51,000
Development Properties			
Discovery Bay	Residential township	50%	281,000
Including Chianti (Phase 13)			50,000

In the first quarter of 2006, CITIC Pacific sold its 50% interest in **Festival Walk** and its **Tung Chau Street Development**. Two other pieces of land in the New Territories were also sold in 2005 for a significant profit. Proceeds from the sales will be used to fund the development of property projects in mainland China and to strengthen the Group's financial position.

Discovery Bay, 50% owned by CITIC Pacific, is a large residential development jointly developed with HKR International Ltd. Since its commencement in 1973, Discovery Bay has grown from a holiday resort to a fully integrated, self-contained suburban multinational residential community of both locals and expatriates. Its planning is based on the concept of a private car free, green town development with a comprehensive range of educational, community and social facilities to serve the Discovery Bay population. Situated on the Northeastern shore of Lantau Island, Discovery Bay is endowed with ample open space, recreational and leisure facilities including a private beach, a central park, scenic promenade, golf courses and a marina.

The current Yi Pak Bay development is located in the northern part of Discovery Bay with a total gross floor area of approximately 217,000 square metres, of which 91,000 square metres have been developed as Siena One (Phase 11) and Siena Two (Phase 12). **Chianti (Phase 13)**, which has a gross floor area of 50,000 square metres, is progressing well with Occupation Permit expected in the first quarter of 2006. Sales began in March of 2006 and the response was good. As at mid March, 142 units out of a total of 530 units were sold.

CITIC Tower, 40% owned by CITIC Pacific, is our headquarters and a landmark on the Hong Kong waterfront comprising of 52,000 square metres of offices, retail shops and restaurants, and linked to the Admiralty MTR station with a footbridge. The building is currently 99% occupied. Rentals strengthened in 2005 compared with 2004.









Ligang Power Station in Jiangsu Province, China

CITIC Pacific's power team has over 15 years of experience as a power operator in mainland China. We have first hand experience, knowledge and expertise in seeking investment opportunities, supervising construction and active involvement in the management of plants' day to day operations.

Power Generation

in HK$ million	**2005**	2004
Contribution	**368**	439
Proportion of total contribution	**9%**	12%
Net assets	**5,652**	4,393
Capital expenditure	**1,518**	2,739

Our experience and expertise in power generation is built upon over fifteen years of constructing and operating power stations in mainland China. At the end of 2005, CITIC Pacific had a total attributable capacity of 3,192MW.

In 2005, total electricity generated by all power plants in which CITIC Pacific has an interest was 78 billion kwh, an increase of 7% compared with 2004 due to electricity generated from new capacity at North United Power which was added in late 2005. During the same period, the price of coal, the main raw material for our coal-fired power stations, went up 10% to 33% at different plants compared with the previous year. The limited tariff increases implemented in May was not nearly enough to offset the coal price rise. These two factors led to a decline in the profit contribution from our power business.

CITIC Pacific's Attributable Capacity


MW
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
03
04
05
06
07
Ligang IV 1,200MW
Zhengzhou III 200MW
North United 2,546MW
Ligang III 1,200MW
Zhengzhou III 200MW
North United 3,610MW
Attributable Forecast

Operational statistics of CITIC Pacific's power plants

Power Plant	Location (province)	Installed Capacity (MW)	Ownership %	Type	Utilisation Hours	Electricity Generated 2005 (m kWh)	Electricity Generated 2004 (m kWh)	Electricity Generated change %	Heat Generated 2005 (kGJ)	Heat Generated 2004 (kGJ)	Heat Generated change %
Ligang	Jiangsu	1,400	65	Coal fired	6,078	8,510	9,524	-11	NA	NA	NA
Hanfeng	Hebei	1,320	15	Coal fired	6,478	8,552	8,662	-1	NA	NA	NA
Huaibei	Anhui	600	12.5	Coal fired	6,118	3,671	3,849	-5	NA	NA	NA
Kaifeng	Henan	125	50	Coal fired	5,368	671	704	-5	NA	NA	NA
North United	Inner Mongolia	6,785	20	Coal fired	6,940	47,091	40,259	17	39,417	37,651	5
Zhengzhou	Henan	600	50	Co-generation	5,707	3,424	3,441	0	5,230	5,331	-2
Hohhot	Inner Mongolia	400	35	Co-generation	7,227	2,891	2,889	0	2,129	1,730	23
Jilin	Jilin	200	60	Co-generation	7,300	1,460	1,379	6	1,611	1,150	40
Weihai	Shandong	36	49	Co-generation	4,472	161	123	31	3,323	2,573	29
Chenming	Shandong	24	49	Co-generation	8,083	194	207	-6	3,434	3,349	3

Looking at 2006, the supply of coal has eased as production increased and transportation bottleneck improved. However, utilisation rates for most power stations have seen a decline from their peak levels in 2004 as new capacity come on stream. Our tasks for this year and beyond are to continue our effort to secure supply of coal through long-term contracts and further improve the efficiency of our power plants.

At the same time, construction of **Ligang Phase III** (2 x 600MW) and **Phase IV** (2 x 600MW) is on schedule with commercial operation expected at the end of 2006 and 2007 respectively. Construction of **Zhengzhou Phase III** (2 x 200MW) is progressing well with commercial operation on target for the end of 2006 and the first half of 2007. In addition, North United has plans to add new capacity in the next two years. After completion of these projects, CITIC Pacific's attributable capacity will increase to 6,336MW, and we expect better performance from the power business.

CITIC Pacific is positive on the long-term outlook of the power generation business supported by the belief that China's demand for electricity will continue to rise as the Chinese economy develops. Even though there are short-term uncertainties in utilisation rates as well as the current imbalance between the open coal market and regulated tariff regime, there is no doubt that China needs a lot of electricity, and power generation is an attractive business for efficient operators like CITIC Pacific.



Generators of Ligang Power Station





Cathay Pacific's Airbus airliner A340-600

CITIC Pacific's active participation in the airline business is evident in representation on not only the boards but also the executive committees of the two major Hong Kong airlines.

Aviation

	Headquarters	Ownership
Cathay Pacific	Hong Kong	25.4%
Dragonair	Hong Kong	28.5%
HACTL	Hong Kong	10%
Air China Cargo	Beijing	25%

in HK$ million	**2005**	2004
Cathay Pacific	**825**	1,097
Dragonair	**86**	186
HACTL	**103**	90
Air China Cargo	**44**	25
Contribution	**1,058**	1,398
Proportion of total contribution	**27%**	37%
Net assets	**12,397**	11,747
Capital expenditure	**0**	518

Cathay Pacific (www.cathaypacific.com) is an international passenger and freight carrier based in Hong Kong providing top quality services to 92 destinations around the world. As the second largest shareholder, CITIC Pacific, through participation on the board, the executive and other committees, has been actively involved in Cathay Pacific's management since it first became a shareholder in 1991.

Cathay Pacific

Monthly Passengers Carried


in '000
1,400
1,200
1,000
800
600
400
200
1 2 3 4 5 6 7 8 9 10 11 12
month
2005
2004
2003

Monthly Cargo Carried


in '000 tonnes
110
100
90
80
70
60
50
1 2 3 4 5 6 7 8 9 10 11 12
month
2005
2004
2003

2005 was another record year in the history of Cathay Pacific in which the airline carried 15.4 million passengers and 1.1 million tonnes of freight, an increase of 13% and 15% respectively from record levels in 2004. This outstanding performance is a result of increased demand for travel from around the world. Although revenue rose 19% to HK$50,909 million, profit declined 25% to HK$3,298 million due to the high cost of fuel which remains a concern.

During 2005, Cathay Pacific expanded its fleet by adding seven passenger aircraft and two freighters to meet travel and cargo demands. Cathay Pacific also ordered 16 long-haul Boeing 777-300ERs and three Airbus A330-300s for regional services, all to be delivered between 2007 and 2010. This underscores Cathay Pacific's confidence in the future growth of the airline business and Hong Kong as a global hub. Cathay Pacific has the advantage of neighbouring mainland China where the air travel market is growing rapidly. The additional capacity and expansion of its network will prove to be essential in providing customers the convenience of accessing China on the same carrier. After taking a 10% stake in Air China in late 2004, Cathay Pacific has been co-operating with the mainland China's flagship airline in many operational aspects including marketing and sales among others. This will promote closer partnership and co-operation between the two airlines, which will be mutually beneficial to both.

Dragonair (www.dragonair.com) operates passenger services to 30 destinations in Asia, of which 22 are to mainland Chinese cities. In 2005, Dragonair flew 5 million passengers and also carried 385,000 tonnes of cargo, setting new records in both. Compared with 2004,

Dragonair

Monthly Passengers Carried


in '000
500
400
300
200
100
0
month
1 2 3 4 5 6 7 8 9 10 11 12
2005
2004
2003

Monthly Cargo Carried


in '000 tonnes
40
35
30
25
20
15
10
month
1 2 3 4 5 6 7 8 9 10 11 12
2005
2004
2003

the increases were 9.9% and 12.5% respectively. However, due to high oil prices, profit declined 53% to HK$300 million compared with 2004, even though net traffic revenue rose 18% from a year ago. During 2005, travels to and from mainland China, in particular the outbound China traffic continued its strong growth, supported by China's economic growth, the rise in people's standard of living and was also boosted by the extension of the 'Individual Travel Scheme' which encourages travels to Hong Kong. To meet the increase in demand, more flights were added to major cities, in particular during the summer months. Dragonair also furthered its co-operation with Air China by extending its code-share arrangements to seven cities in the mainland, therefore providing passengers with greater choices and better accessibility. The strong growth in cargo was driven by strong demand to and from mainland China. During 2005, Dragonair also launched a thrice-weekly freighter service to New York.

HACTL (www.hactl.com) operates SuperTerminal 1, the largest air cargo terminal in the world. In 2005 it handled a total of 2.4 million tonnes of cargo – the highest yearly tonnage throughput ever achieved, and an increase of 7.5% from its previous high in 2004. Strong growth in exports to mainland China, the U.S. and Europe was the driving force in HACTL's record. SuperTerminal 1 has a potential capacity of 3.5 million tonnes per annum, providing adequate capacity to support a robust growth of air cargo in Hong Kong and mainland China into the future.

Air China Cargo Co., a joint venture in which CITIC Pacific has a 25% interest, began operation in January 2004. It handles all of Air China's international and domestic cargo and related ground service businesses. Total freight carried in 2005 was 708,160 tonnes, an increase of 10% from 2004. At the end of 2005, the Company employed six freighter planes and used the belly space in Air China's 167 passenger planes to carry cargo. It now flies to 73 domestic and 41 international destinations.


B-HSG

Dragonair fleet









Eastern Harbour Crossing – one of the three cross harbour tunnels in Hong Kong.

The investment in Eastern Harbour Tunnel was CITIC Group's early business in Hong Kong 20 years ago. Now CITIC Pacific is the major owner of the Eastern Harbour Tunnel, an owner of the Western Harbour Tunnel and joint manager of the Cross Harbour Tunnel.

Civil Infrastructure

	Location	Ownership
Eastern Harbour Tunnel		
Road	Hong Kong	71%
Rail	Hong Kong	50%
Western Harbour Tunnel	Hong Kong	35%
Four waste treatment facilities	Hong Kong	20 – 50%
Laogang Phase 4 landfill	Shanghai	30%

in HK$ million	**2005**	2004
Contribution	**413**	329
Proportion of total contribution	**10%**	9%
Net assets	**2,351**	2,130
Capital expenditure	**225**	61

Tunnels in Hong Kong


Kowloon
Western Harbour Tunnel
Cross Harbour Tunnel
Eastern Harbour Tunnel
Hong Kong

Eastern Harbour Tunnel ('EHT') (www.easternharbourtunnel.com.hk) registered an average daily traffic decrease of 13% in 2005 to 63,865 vehicles due to a toll increase implemented in May. Average daily traffic declined from 72,096 vehicles in April to 56,069 in May, a drop of 22%. Since then, traffic has returned steadily to a high of 63,060 in November. Despite the decline in traffic volume, profit increased 33% compared with 2004. CITIC Pacific is a controlling shareholder in the road tunnel with a 71% interest, and has a 50% interest in the rail tunnel.

Eastern Harbour Tunnel Average Daily Traffic


number of vehicles
80,000
75,000
70,000
65,000
60,000
55,000
50,000
month
1 2 3 4 5 6 7 8 9 10 11 12
2005
2004
2003

Western Harbour Tunnel ('WHT') (www.westernharbourtunnel.com) is a key section of the Route 3 highway which links Hong Kong Island to mainland China and Chek Lap Kok Airport. CITIC Pacific's shareholding is 35%. Fuelled by the recovery of the Hong Kong economy and increasing number of mainland tourists, average daily traffic in 2005 registered a 5% increase to 41,188 vehicles. Combined with the toll increase in July of 2004, profit in 2005 has greatly improved. However, WHT's traffic growth is limited by the delay in the completion of access roads, particularly the Central-Wanchai bypass, and competition from the low tolls at the government-owned Cross Harbour Tunnel.

CITIC Pacific also has a 35% interest in the company that has managed the **Cross Harbour Tunnel** under contract from the government since September 1999, which will expire in 2006.

Western Harbour Tunnel Average Daily Traffic


number of vehicles
50,000
45,000
40,000
35,000
30,000
month
1 2 3 4 5 6 7 8 9 10 11 12
2005
2004
2003



Entrance of Western Harbour Tunnel

Environmental

CITIC Pacific has an interest in four waste treatment facilities in Hong Kong, including a chemical waste treatment plant and two refuse transfer stations, with a total of 4,000 tonnes of daily waste processing capacity and a landfill site with a 43 million cubic metre capacity. In 2005, a total of 4 million tonnes of waste was processed, the same as 2004.

In Shanghai, a joint venture between CITIC Pacific, Veolia Environmental Services (formerly Onyx) and Shanghai government is responsible for the design, construction, operation and maintenance of the **Phase 4 of Laogang Municipal Waste Landfill** for 20 years. Commercial operation commenced in December 2005.


Business


CTM





Office of CITIC Telecom 1616

CITIC Pacific focuses on providing value added services to customers. These services include IDD wholesale, Virtual Private Network and other e-commerce related activities such as Internet games.

Communications

	Location	Ownership
CITIC Telecom 1616	Hong Kong	100%
CPCNet	Hong Kong	100%
CITIC Guoan	Beijing	50%
CTM (Macau Telecom)	Macau	20%

in HK$ million	**2005**	2004
Turnover	**1,219**	1,449
Contribution	**(31)**	133
Proportion of total contribution	**(1%)**	3%
Net assets	**2,218**	2,525
Capital expenditure	**134**	177

CITIC Pacific's communications businesses include IDD wholesale and data services, Macau Telecom, a full service telecommunications operator and others that focus on providing value-added services.

IDD Wholesale and Data Services

CITIC Telecom 1616 (www.citic1616.com) is a leader in Asia's IDD wholesale market, interconnected to more than 200 international telecom and mobile carriers in over 80 countries. It is also a wholesale service provider for Short Message Data and Outsourcing services. In 2005, 1616 handled approximately 3,172 million minutes of IDD traffic of which 60% was destined for mainland China where its primary customers are China Unicom, China Mobile and China Telecom.

CPCNet Hong Kong (www.cpcnet.com), a telecommunications carrier, provides Internet services to corporate customers in the Greater China area. Its main product, 'TrueConnect', is the first Multiprotocol Label Switching based Internet Protocol Virtual Private Network built in Greater China. The business performed satisfactorily in 2005 and is now profitable. During 2005, much effort was put into seeking carrier partners in particular those in the Tier-1 category and expanding the customer base.

CTM

20% owned by CITIC Pacific since 1991, Companhia de Telecomunicacoes de Macau ('CTM') (www.ctm.net) is the provider of choice of fixed line, mobile telephone and Internet access services to the people of Macau SAR. Profit for 2005 rose 39% over 2004 due to healthy growth of the economy in Macau. At the end of 2005, Macau Telecom had 46% of the mobile phone market, its Internet customer base expanded by 15% and its total IDD outgoing traffic also increased by 53%.

CITIC Guoan

CITIC Guoan's primary business is its 50.3% interest in **CITIC Guoan Information Industry Co., Ltd.** ('Guoan Information'), a Shenzhen Stock Exchange listed company whose primary business is operating cable TV networks in mainland China. At the end of 2005, Guoan Information had approximately 5.8 million subscribers in 18 cities. In addition to its CATV networks, Guoan Information also has interests in system integration and software development.

In January 2006, shareholders of Guoan Information approved a share reform plan in which 3.2 non-freely transferable shares in the company will be given to each holder of freely transferable shares of Guoan Information for every ten freely transferable shares held by such holders. As a result, all shares will become freely transferable on the Shenzhen Stock Exchange and CITIC Guoan's interest in Guoan Information has been reduced from 62% to 50.3%.

E-Commerce

CITIC Pacific's cooperation with All-China Sports Federation and The Chinese Olympic Committee continues to focus on developing business models. Our Internet games business continues to focus on developing new games to attract more players.



Dah Chong Hong
Car Show Room
in Shanghai

Through Dah Chong Hong and Sims, CITIC Pacific distributes motor vehicles, consumer and food commodities, household and branded products in Hong Kong and mainland China. The Group also partners with brand owners to provide total logistics solutions.

Marketing and Distribution

	Location	Ownership
Dah Chong Hong	Hong Kong	100%
Sims Trading	Hong Kong	100%

in HK$ million	**2005**	2004
Turnover	**10,984**	12,078
Contribution	**232**	284
Proportion of total contribution	**6%**	7%
Net assets	**3,636**	3,708
Capital expenditure	**200**	203

Dah Chong Hong (www.dch.com.hk) is a major distributor of motor vehicles and consumer and food commodity products with substantial operations in Hong Kong and mainland China, and businesses in Japan, Singapore and Canada.

In recent years, DCH has utilized its strengths in marketing and distribution to develop synergic businesses in manufacturing and logistics in the Pearl River delta area.

Motor Vehicle Trading

in HK$ million	**2005**	2004
Turnover	**5,559**	6,730
Contribution	**146**	148

Hong Kong Motor Vehicle Sales

		Units Sold	
Type	Brands	**2005**	2004
Passenger	Acura, Audi, Bentley, Honda, Nissan, Opel, Saab, Volkswagen	**6,501**	5,539
Commercial	DAF, Isuzu, MAN, UD Nissan Diesel	**2,938**	2,931

DCH Motor is one of the largest distributors of motor vehicles with a 29% market share in 2005. It distributes a wide range of vehicles.

In 2005, the overall motor vehicle sales volume in Hong Kong softened slightly by 1% after a strong recovery in 2004. Higher interest rate dampened demand for new cars. DCH performed well above the market with an 11% increase in vehicle sales. Passenger car sales rose 17% while those of commercial vehicles maintained 2004's level. As a result, DCH's market share increased by three percentage-points to 29%.

In addition to selling motor vehicles, a big part of DCH's business is providing an extensive range of motor related services such as after sales service and inspection, parts retail and distribution, leasing and fleet management, and aviation ground supporting services. DCH Motor Service Centre in Kowloon Bay is the largest of its kind in Hong Kong.

DCH Vehicle Sales in Hong Kong


Units
10,477
3,226
7,251
01
9,673
2,489
7,184
02
7,005
2,310
4,695
03
8,470
2,931
5,539
04
9,439
2,938
6,501
05
Passenger
Commercial

Mainland China Motor Vehicle Sales

Type		Brands (DCH & partners)	Units Sold 2005	Units Sold 2004
Passenger	Imports:	Bentley, Honda, Nissan, Opel, Renault	**618**	3,574
	Domestic:	Beijing Hyundai, Guangzhou Honda, Hainan Mazda, Dongfeng Nissan, FAW Toyota, SGM	**7,136**	4,051
Commercial	Imports:	Isuzu, Iveco, UD Nissan Diesel, MAN	**515**	3,404
	Domestic:	Qingling, Dongfeng Nissan Diesel, Naveco	**1,140**	1,498

DCH distributes both imported and domestically manufactured vehicles through local partners, where unlike Hong Kong, most distributorships are not exclusive.

In 2005 overall sentiment in mainland China's motor vehicle market improved with total vehicle sales reaching 5.7 million units, an increase of 14% compared with 2004. The growth in passenger car sales was particularly strong, helped by dealers' aggressive price cutting.

2005 saw many changes in the development of the motor vehicle market in mainland China. It was the first year after the abolition of the import quota system. New regulations were also being implemented, and one stipulates that the wholesale distribution of imported vehicles must be exclusively handled by one wholesaler per brand – now mostly controlled by brand owners. This certainly affected DCH's import car sales. This factor, combined with delayed Isuzu truck imports due to new import requirements, resulted

DCH Vehicle Sales in Mainland China


Units
3,118
1,354
4,472
9,434
4,306
13,740
6,171
7,932
14,103
7,625
4,902
12,527
7,754
1,655
9,409
01
02
03
04
05
Passenger
Commercial

DCH Vehicle Sales in Hong Kong vs Mainland China


Units
10,477
4,472
9,673
13,740
7,005
14,103
8,470
12,527
9,439
9,409
01
02
03
04
05
Hong Kong
Mainland China

in DCH's vehicle sales in mainland China decreasing by 25% in 2005 compared with 2004. In order to achieve continuous growth, DCH has accelerated the development of its domestic vehicle dealership network with the support of local partners. Five dealership shops were acquired in 2005 including two new brands: FAW Toyota and SGM. Such effort has paid off as the sales of domestic brands rose 49% in 2005.

Mainland China continues to be the focus of future development of DCH's motor vehicle business. China is now the third largest motor vehicle market in the world and is becoming an integral part of the global production system of all major international brands. Domestically manufactured international brands now dominate the China market as almost all major manufacturers in the world have developed production capacities in the mainland and some also invested in long-term R&D facilities. As a result, total vehicles exported (complete built-up units and vehicle chassis) from mainland China reach a record high of over one million units in 2005, an increase of 1.7 times from 2004. This demonstrates China's potential as a motor vehicle exporter in the years to come.

Looking ahead, mainland China's auto market will become more mature and more in line with major markets in the world as the country continues to open up according to WTO requirements. To pave the way for future business growth and competition, DCH will continue to expand its distribution networks in China while devoting efforts to enhance its management system and service quality.

Non-Motor Trading

in HK$ million	**2005**	2004
Turnover	**5,425**	5,348
Contribution	**86**	136

The non-motor trading business includes DCH and Sims. **DCH** distributes in Hong Kong, Macau and mainland China consumer and commodity food products including frozen meat, rice and cereal, edible oils and Chinese foodstuffs, cosmetics, home electrical appliances and audio visual equipments. **Sims** (www.simshk.com) specializes in the distribution of branded food, beverage, household and healthcare products in Hong Kong, Macau, and mainland China for the retail and catering markets. The brands represented by Sims include Pocari Sweat, Ovaltine, Almond Roca, Barilla, Heinz for the Hong Kong market and Ferrero, Pringles, Wyeth, UHA, Campbell, Almond Roca, Smirnoff, Guinness and Bailey's for the mainland China market. Sims provides third party logistics services to major companies such as Seven Eleven, Heineken, Pizza Hut and Reckitt Benckiser.

Hong Kong and Macau: DCH has a well-diversified product portfolio which enables it to spread business risks. An excellent example is the Shiseido DCH cosmetics business which expanded its distribution networks aggressively on the back of the improving Hong Kong economy and the increasing number of mainland tourists in the territory. As a result, it achieved record profits in 2005. The solid performance of the cosmetics business reduced the negative impact caused by the food trading business due to import bans on different types of meat caused by various animal diseases. In 2005, DCH also captured the opportunities created by the booming Macau market by setting up a joint venture company to develop logistics and food distribution businesses for the wholesale sector, and a food service business for the hotel and casino sectors.

Mainland China: While taking advantage of their traditional and unique brands to cater to different market sectors, the logistics support platform of DCH and Sims have become increasingly integrated. In 2005 much progress has been made in transforming the business from being solely distribution to becoming a business partner with principals in manufacturing and logistics services. We are now able to manage the entire supply chain of business partners and customers to provide them with total solutions.

An example of this is the commencement of the Xinhui production/processing and logistics centre with bonded warehouse facilities located in the Western Pearl River delta area. In late 2005, Sims, together with Otsuka (China) Investment Co., Ltd formed a joint venture in Xinhui producing Pocari Sweat for China and the overseas market. An edible oil storage and processing plant is scheduled for opening in the first half of 2006. DCH is also providing one-stop Supply Chain Management ('SCM') solution to multinational electrical appliances brand-owners based on our affiliated manufacturing facilities and our logistics support service within the Guangdong Province. Going forward, the businesses will continue to focus on partnering with major international brands to engage in manufacturing and marketing in the China market, supported by a well-established logistics network. Additional resources will also be committed to further strengthen DCH and Sims' presence in the fast growing SCM market in the Pearl River delta area.

Other Business

CITIC Capital Markets

50% owned by CITIC Pacific, CITIC Capital Markets Holdings ('CCMH') (www.citiccapital.com) was set up in 2002 as a China-focused financial services platform to leverage off the vast resources, networks and experience of CITIC Group in mainland China and overseas, to capitalize on the growing opportunities in cross border investments and capital flows. Over the past three years, CCMH has been active in both equity and debt capital markets, leading and participating in a series of major transactions. Its asset management and private equity businesses in particular have performed well with strong growth in assets under management and the number of funds launched and managed.

In order to take full advantage of the opportunities brought forth by the gradual convergence of the equity capital markets business in mainland China and Hong Kong, CCMH announced a restructuring plan in January 2006 in which, subject to approval by the relevant authorities, CCMH will form a Hong Kong based joint venture (the 'JV') with CITIC Securities. The JV will acquire CCMH's existing equities businesses including IPO-based corporate finance, equity capital markets, brokerage and research to integrate with CITIC Securities' successful equities business in mainland China. CCMH will, going forward, focus on further developing its principal businesses of asset management, private equity investment, corporate advisory and mezzanine and structured finance.

CCMH also has agreed, subject to approval by the relevant authorities, to take a 35% stake in CITIC Trust, one of the three leading trust companies in the mainland. CITIC Trust's platform and capabilities will complement the investment and asset management focused business model of CCMH, and together, the two entities will be able to better service and cater to both domestic and international investors.

Financial Review

Introduction

CITIC Pacific's 2005 Annual Report includes a letter from the Chairman to shareholders, the annual accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Basis of Accounting

CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') and have been converged with International Financial Reporting Standards.

The Group applies all the relevant Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively referred to as the 'New HKFRSs') issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005 set out in Note 2 to the summary financial statements.

The application of the New HKFRSs has resulted in changes to the Group's accounting policies. As a result of these changes, the profit attributable to shareholders for the year 2004 decreased by HK$47 million and the equity attributable to the shareholders' of CITIC Pacific as at 1 January 2005 decreased by HK$1,009 million. Details of the major changes to the accounting policies and their financial impact on the Group are summarized in Note 2 to the summary financial statements on page 60. Within this section, 2004 figures have been adjusted in accordance with the accounting policies in force in 2005.

Profit Attributable to Shareholders

The net profit attributable to shareholders for the year ended 2005 was HK$3,989 million, an increase of 13% compared with HK$3,534 million for the same period in 2004 (as restated). The reasons for the increase in profit are described below.

Profit Attributable to Shareholders


HK$ million
2,084
3,835
1,148
3,534
3,989
01
02
03
04
05

Business Segments Contribution

The contribution (Note) made by major business segments in the year of 2005, compared with the year of 2004, were:

Contribution

HK$ million	**2005**	(Restated) 2004	2005 – 2004
Special Steel Manufacturing	**808**	438	370
Property	**1,106**	559	547
Aviation	**1,058**	1,398	(340)
Power Generation	**368**	439	(71)
Communications	**(31)**	133	(164)
Marketing & Distribution	**232**	284	(52)
Civil Infrastructure	**413**	329	84
Fair Value change of Investment Properties	***755***	*181*	*574*

Note: Please refer to Definition of Terms on page 71 of the Summary Financial Report.

Compared with the contribution for the year ended 2004:

- Special Steel Manufacturing: Contribution increased by 84% in 2005 mainly due to continuing strong performance from Jiangyin Steel Plant and the contribution from Xin Yegang Steel Plant which was acquired in late 2004.
- Property: Excluding the revaluation surplus of investment properties, contribution increased by 98% mainly due to the profits from the sale of properties in 2005, including the sale of a piece of land at Hung Shui Kiu in the New Territories. Rental income grew steadily.
- Aviation: While the load factor for both Cathay Pacific and Dragonair remained high, contributions decreased in 2005 due to the significant increase in fuel costs.
- Power Generation: The business had been affected by the continuing high coal prices in 2005 which were only partially offset by the increase in tarriff during the year.
- Communications: Contribution from CTM was improved while the results of CITIC Telecom 1616 was stable. A loss of approximately HK$ 190 million was recognised in 2005 as a result of the share reform plan of Guoan.
- Marketing & Distribution: Despite the improved results in Hong Kong motor business, overall contribution decreased mainly due to the challenging motor market in the Mainland, the animal diseases that affected the food trading business, and the development costs for China business.
- Civil Infrastructure: Higher toll changes at both the Eastern (May 2005) and Western (August 2004) harbour tunnels resulted in higher profit.
- Fair Value Change of Investment Properties: Increase in fair value of investment properties as a result of the improved business environment and market demand.

Contribution


HK$ million
1,500
1,000
500
0
Special Steel Manufacturing
Property
Aviation
Power Generation
Communications
Marketing & Distribution
Civil Infrastructure
Fair Value Change of Investment Properties
2004
2005

The Annual Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations.

Geographical Distribution


For the year ended 31 December
Contribution %
As at 31 December
Assets at Book Value %
4
3
26
71
70
2
2
38
60
70
2004
2005
Hong Kong SAR
Mainland China
Overseas

Interest Expense

The Group's interest expense net of amount capitalised increased from HK$376 million to HK$596 million mainly due to the increase in the amount of borrowings and the increase in the weighted average cost of debt from 3.4% to 4.3%.

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

We aim to diversify our funding sources through utilisation of both banking and capital markets. To the extent it is possible, financing is arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore it is subject to the market risk of the foreign exchange rates of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as the Renminbi is currently not a free convertible currency. In addition, 'Registered Capital', which usually accounts for no less than 25% of the total investment amount for projects in mainland China, is required to be paid in US or HK Dollars. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 31 December 2005, around 38% (around HK$23 billion) of the Group's total assets were based in mainland China.

The Group aims to maintain a suitable mixture of fixed and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern, interest coverage ratio and etc. The Group actively employs various interest rate instruments to manage long term interest risk.

The Group only uses derivative transactions for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed and in general, the Group only deals with financial institutions with investment grade credit rating. The amount of counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

Cash Flow

By design, most of the Group's debt is raised at the holding company level. As such, the net amount of cash flow from each business to the Company is an important indicator as to the Company's ability to service its debts. For the year ended 31 December 2005, cash flow to the Company remained strong. Following is a summary of the cash contributions by each business segment:

HK$ million	**2005**	2004
Infrastructure		
Aviation	**767**	649
Civil Infrastructure	**407**	362
Power Generation	**449**	469
Communications	**413**	111
Property	**1,996**	1,573
Special Steel Manufacturing	**143**	153
Marketing & Distribution	**256**	35
Others	**57**	50
Total	**4,488**	3,402

As shown above, cash contributions from most of the business segments increased compared to prior year. The significant increase from Communications was attributable to CITIC Telecom 1616 as a result of better management of account receivable. The Property sector also contributed strong cash flow because of the successful pre-sale of New Westgate Garden in Shanghai and the sale of two pieces of land in the New Territories. The cash contribution to the Group from Marketing & Distribution was relatively low in 2004 because in that year, Dah Chong Hong reinvested most of its operating cash flow to new projects in the mainland. In 2005, however, the expansion was mostly funded by increase in borrowings at Dah Chong Hong level.

Cash Flow from Operations


HK$ billion
15
10
5
0
01
02
03
04
05
Infrastructure
Property
Special Steel Manufacturing & Others
Marketing & Distribution
Sale of Businesses

Cash Flow per Share


HK$
2.4
3.5
1.1
4.6
1.2
2.8
4.0
1.6
0.1
1.7
2.0
0.1
2.1
01
02
03
04
05
Cash Flow per Share from the Sale of Businesses
Cash Flow per Share from regular operations

Summary of Consolidated Cash Flow Statement

HK$ million	**2005**	2004
Net Cash generated from / (invested in)		
consolidated activities	**2,063**	1,204
jointly controlled entities	**(59)**	49
associated companies	**1,504**	1,526
other financial assets	**1**	393
Sale of business interests and marketable securities	**481**	109
Capital expenditure and investment in new businesses	**(5,971)**	(7,460)
Tax	**(227)**	(178)
Net interest paid	**(601)**	(310)
	(2,809)	(4,667)
Dividends paid	**(2,412)**	(2,189)
Increase in borrowings	**5,330**	3,698
Share options exercised	**16**	68
	2,934	1,577
Increase / (Decrease) in cash and cash equivalents	**125**	(3,090)

Group Debt and Liquidity

As of 31 December 2005, the Group's total outstanding debt was HK$21.2 billion (31 December 2004: HK$14.6 billion), cash and deposits with banks were HK$2.6 billion (31 December 2004: HK$2.4 billion) giving a net debt of HK$18.6 billion compared to HK$12.2 billion at 31 December 2004. The increase in net debt was mainly due to various new investments made during the year as described under capital expenditure section. Leverage, measured by the Group's net debt to total capital, was 32% (31 December 2004: 25%).

Total debt increased due to capital expenditure and new investments of HK$6 billion in 2005. As at 31 December 2005, total debt including outstanding short term loans that will mature to the end of 2006 amounted to HK$2.4 billion or 11% of the total debt. On the other hand, the Group had deposits with banks of HK$2.6 billion on that date, exceeding the loans due for repayment in 2006.

Total Debt


HK$ billion
25
20
15
10
5
0
01
02
03
04
05
After fifth year
In the third to fifth year inclusive
In the second year
In the first year

Available Sources of Financing

In addition to cash and deposits balance of HK$2.6 billion as of 31 December 2005, the Group had undrawn available facilities totaling HK$10.2 billion, of which HK$8.5 billion was in committed long term loans and HK$1.7 billion of money market lines. Besides, available trade facilities amounted to HK$2.4 billion. Borrowings by sources of financing is summarized as follows:

HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Borrowings			
Bank Loans	23,791	15,305	8,486
Global Bonds	3,510	3,510	0
Private Placements*	1,199	1,199	0
Total Committed	**28,500**	**20,014**	**8,486**
Uncommitted Facilities			
Money Market Lines and Short Term Facilities	2,856	1,185	1,671
Trade Facilities	2,787	384	2,403

**Including a US$100 million Note which was repaid on 15 February, 2006 upon maturity.*

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group' s ability to refinance the debt in that year. During 2005, CITIC Pacific successfully completed a HK$5.2 billion 7-year syndicated loan transaction. The Group also issued a JPY8.1 billion 30-year floating rate note (with a put option in the 10th year), the exchange risk was hedged through cross currency swap for the duration of the note. In addition, substantial amount of bilateral facilities were newly established, renewed or extended, further improved the Group's maturity profile.

HK$ million	**2006**	**2007**	**2008**	**2009**	**2010**	2011 and Beyond	Total	Percentage
Parent Company[1]	810[2]	527	2,572	2,593	3,082	7,229	16,813	79%
Subsidiaries	1,596	1,640	621	471	77	0	4,405	21%
Total Maturing Debt	2,406	2,167	3,193	3,064	3,159	7,229	21,218	100%
Percentage	11%	10%	15%	15%	15%	34%	100%	
Available Facilities[3]	96	78	1,292	1,832	1,138	4,050	8,486	

1. Including a US$450 million global bond due in 2011 and a JPY8.1 billion floating rate note due in 2035 which were issued by wholly owned special purposes vehicles.

2. Including a US$100 million Note which was repaid on 15 February, 2006 upon maturity.

3. The maturity years of the relevant committed facilities are shown for reference.

Interest Cover

EBITDA divided by interest expense for year ended 31 December 2005 was 11 compared to 15 in 2004, due to the 13% increase in EBITDA and a 59% increase of interest expenses.

Interest Cover


HK$ billion
7
6
5
4
3
2
1
0
01
02
03
04
05
6x
12x
8x
15x
11x
EBITDA
EBITDA/Interest Expense (x = times)
Interest Expense

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to three major categories, namely, a minimum net worth undertaking, a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. CITIC Pacific is in compliance with all of its loan covenants.

	Covenant Limits	Actual 2005
Minimum Consolidated Net Worth:		
Consolidated Net Worth	≥ HK$25 billion	HK$42 billion
Gearing:		
Consolidated Borrowing / Consolidated Net Worth	≤ 1.5	0.53
Negative Pledge:		
Pledged Assets / Consolidated Total Assets	≤ 30%	1%

For the purpose of the above covenant limits, as defined in the relevant borrowing agreements:

'Consolidated Net Worth' means the aggregate of shareholders' funds and goodwill from acquisitions and developments having been written off against reserves or profit and loss account.

'Consolidated Borrowing' means the aggregate of all consolidated indebtedness for borrowed money and all contingent obligations in respect of indebtedness for borrowed money other than aforesaid consolidated indebtedness for borrowed money.

Credit Ratings

The Company has been assigned an investment grade foreign currency long term credit rating from major rating agencies. Standard & Poor's assigned BBB- with stable rating outlook. Moody's Investor Service ('Moody's') assigned a credit rating of Baa3. In January 2006, Moody's changed the outlook on credit rating of CITIC Pacific from stable to negative siting the Agency's concerns over CITIC Pacific's shift in business focus from Hong Kong to mainland China.

The Company's objective is to maintain its financial discipline when expanding its businesses. The new investments, which focus mainly in areas where CITIC Pacific has greatest expertise, are expected to contribute significantly in both profit and cash flow to the Group in the coming years. For the year ended 31 December 2005, the Group's leverage, measured by the net debt to total capital, was 32%. The Group's leverage will be lowered after the disposal of Festival Walk in March 2006 which generated in cash proceeds of over HK$6 billion. Interest cover, defined as EBITDA divided by interest expense, was 11 times for the year ended 31 December 2005. Cash contributed from all the business amounted to HK$4.5 billion. Solid interest cover and stable cash flow demonstrated CITIC Pacific's strong financial standing.

Forward Looking Statements

This Annual Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

Ten Year Statistics

At year end (HK$ million)	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Shareholders' funds	36,280	39,827	41,426	37,580	40,650	40,781	41,742	37,848	36,921	**39,103**
per share (HK$)	17.01	18.72	19.47	17.67	18.51	18.62	19.07	17.29	16.84	**17.83**
Debt										
Debt	10,243	23,302	22,075	18,563	15,709	14,639	9,267	10,528	14,580	**21,218**
Bank deposits	594	710	900	8,044	5,201	4,631	2,545	5,511	2,417	**2,579**
Net debt / total capital	21%	36%	34%	22%	21%	20%	14%	12%	25%	**32%**
Interest cover (times)	19	6	4	4	5	6	12	8	15	**11**
Capital employed	46,523	63,129	63,501	56,143	56,359	55,420	51,009	48,376	51,501	**60,321**
Property, plant and equipment	2,315	4,642	5,085	5,157	6,530	7,782	5,601	5,696	7,344	**10,063**
Investment properties	4,342	3,534	5,299	5,374	5,531	5,357	6,493	7,923	8,115	**8,645**
Properties under development	2,184	1,225	227	240	246	460	586	679	1,672	**1,849**
Leasehold land	1,075	1,055	1,135	1,123	1,102	1,076	1,094	1,194	1,596	**1,618**
Jointly controlled entities	798	859	831	1,396	2,019	2,365	3,582	4,085	7,852	**10,583**
Associated companies	25,369	38,682	38,732	20,859	23,497	22,704	22,183	22,584	21,439	**23,300**
Other financial assets	9,183	11,170	11,548	14,511	9,264	8,070	7,092	1,027	1,121	**929**
Stockmarket capitalisation	95,800	65,520	35,530	62,230	60,720	37,993	31,514	43,332	48,444	**47,038**
Number of shareholders	6,215	8,642	14,987	13,506	9,808	11,044	12,260	12,198	11,554	**11,262**
Staff	11,750	11,800	11,871	10,490	11,354	11,733	11,643	12,174	15,915	**19,174**

For the year (HK$ million)	1996	1997	1998	1999	2000	2001	2002	2003	2004	**2005**
Net profit after tax										
Net profit after tax	6,763	7,195	2,622	2,729	3,283	2,084	3,835	1,148	3,534	**3,989**
per share (HK$)	3.18	3.37	1.23	1.28	1.49	0.95	1.75	0.52	1.61	**1.82**
Contribution by major businesses										
Special Steel Manufacturing	21	2	18	22	29	95	126	178	438	**808**
Property	596	1,581	264	734	414	625	886	355	559	**1,106**
Aviation	1,054	702	(11)	659	1,475	324	1,263	421	1,398	**1,058**
Power Generation	186	170	230	440	314	281	245	229	439	**368**
Communications	648	322	65	51	92	277	521	230	133	**(31)**
Marketing & Distribution	330	360	330	230	226	119	227	264	284	**232**
Civil Infrastructure	800	1,099	1,382	1,292	1,320	1,362	1,238	635	329	**413**
Consumer Credit	89	84	167	–	–	–	–	–	–	**-**
Fair value change of investment properties	–	–	–	–	–	–	–	*(587)*	*181*	**755**
EBITDA	4,321	5,706	4,739	4,763	5,238	3,921	5,691	3,126	5,666	**6,412**
Dividends per share (HK$)										
Regular	0.62	0.70	0.70	0.75	0.85	0.80	1.00	1.00	1.10	**1.10**
Special	0.30	0.30	–	2.00	–	–	1.00	–	–	**-**
Cover (times)	2.6	2.7	1.8	1.7	1.8	1.2	1.8	0.5	1.5	**1.7**

Note:

Prior years' figures have been restated to reflect the Group's change in accounting policies (details refer to notes to the summary financial statements number 2) except the figures have not been adjusted for years 2001 and before following the adoption of revised accounting standard of HKAS 12 'Income Tax' in year 2002.

Corporate Governance

Corporate Governance Practices

CITIC Pacific is committed to ensuring high standards of corporate governance and first class business practices. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. Corporate governance requirements keep changing, therefore the Board reviews its corporate governance practices from time to time to ensure they meet stakeholders' expectation, comply with legal and professional standards and reflect the latest local and international developments. The Board will continue to commit itself to achieving a high quality of corporate governance.

In 2005, we improved our corporate governance practices by amendments of Articles of Association and the Board's approval on certain matters to align with the Code Provisions in the Code on Corporate Governance Practices ('the Code') contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005. As such, we have modified the Company's Articles of Association, the terms of reference of the Audit Committee and the Remuneration Committee to incorporate certain Code Provisions set out in the Code.

Throughout the year of 2005, CITIC Pacific has complied with all applicable Code Provisions on the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. CITIC Pacific has also applied all the principles in the Code and the manner in which they are applied are explained in the following parts of the Corporate Governance Report.

Directors' Securities Transactions

The Group has adopted the Model Code for Securities Transactions by Directors of Listed Companies ('the Model Code') contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all directors have fully complied with the required standard set out in the Model Code throughout the year of 2005.

Board of Directors

The Board currently comprises twelve executive and six non-executive directors of whom four are independent as defined by the Stock Exchange (the biographies of the directors, together with information about the relationship among them, are set out in the 2005 Annual Report). Independent non-executive directors are nearly one-quarter and the non-executive directors are one-third of the Board.

Under the Company's Articles of Association, every director is subject to retirement by rotation at least once every three year. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to a vote of shareholders.

The Board determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Group's strategic objectives. Day-to-day management of the Group's businesses is delegated to the executive director or officer in charge of each division. The functions and power that are so delegated are reviewed periodically to ensure that they remain appropriate. Matters reserved for the Board are those affecting the Group's overall strategic policies, finances and shareholders including financial statements, dividend policy, significant changes in accounting policy, material contracts and major investments. All Board members have separate and independent access to the Group's senior management to fulfil their duties. They also have full and timely access to relevant information about the Group and are kept abreast of the conduct, business activities and development of the Group. Independent professional advice can be sought at the Group's expense upon their request.

The Board meets regularly to review the financial and operating performance of the Group and other business units, and approve future strategy. Four Board meetings were held in 2005 and the average attendance rate was 86%. Individual attendance of each director at the Board meetings, the Audit Committee meetings and the Remuneration Committee meeting during 2005 is set out below:

	Attendance / Number of Meetings		
Director	Board	Audit Committee	Remuneration Committee
Executive Director			
Mr Larry Yung Chi Kin – Chairman	4/4		
Mr Henry Fan Hung Ling – Managing Director	4/4		
Mr Peter Lee Chung Hing	4/4		
Mr Norman Yuen Kee Tong	4/4		
Mr Vernon Francis Moore	4/4		
Mr Yao Jinrong	4/4		
Mr Chang Zhenming (resigned on 15th June 2005)	0/2		
Mr Li Shilin	2/4		
Mr Carl Yung Ming Jie	4/4		
Mr Liu Jifu	3/4		
Mr Leslie Chang Li Hsien (appointed on 1st April 2005)	3/3		
Independent Non-executive Director			
Mr Hamilton Ho Hau Hay	2/4		
Mr Alexander Reid Hamilton (Chairman of the Audit Committee)	3/4	4/4	1/1
Mr Hansen Loh Chung Hon	4/4	4/4	
Mr Norman Ho Hau Chong (Chairman of the Remuneration Committee)	4/4		1/1
Non-executive Director			
Mr Willie Chang	4/4	4/4	1/1
Mr André Desmarais (One of the meetings were attended by the alternate of Mr André Desmarais)	3/4		

To implement the strategies and plans adopted by the Board effectively, an executive committee of selected executive directors and senior managers meets monthly to review the performance of the businesses of the Group, co-ordinate overall resources and make financial and operational decisions.

Chairman and Chief Executive Officer

The Group has appointed a Chairman, Mr Larry Yung and a Managing Director, Mr Henry Fan, who is the Chief Executive Officer described in Appendix 14 of the Listing Rules. The roles of the Chairman and the Managing Director are segregated. The primary role of the Chairman is to provide leadership for the Board and to ensure that it works effectively in the discharge of its responsibilities. The Managing Director is responsible for the day-to-day management of the Group's business. Their respective roles and responsibilities are set out in writing which has been approved and adopted by the Board.

Non-executive Directors

There are currently six non-executive directors of whom four are independent. Under Article 104(A) of the Company's Articles of Association, every director, including the non-executive director, shall be subject to retirement by rotation at least once every three years. This means that the specific term of appointment of a director cannot exceed three years.

Remuneration of Directors

The Remuneration Committee, established in August 2003, has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). The principle role of the committee is to exercise the powers of the Board to determine and review the remuneration packages of individual executive directors and key executives, including salaries, bonuses, benefits in kind and the terms on which they participate in any share option and other plans considering factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors and key executives, employment conditions elsewhere in the Group and desirability of performance-based remuneration so as to align management incentives with shareholder interests.

During 2005, the Remuneration Committee reviewed the remuneration policies and approved the salary and bonus of the executive directors and certain key executives. No executive director has taken part in any discussion about his own remuneration. Its current members include:

Mr Norman Ho Hau Chong - Chairman
Mr Alexander Reid Hamilton
Mr Willie Chang

One meeting was held in 2005 with the attendance rate of 100%. All Committee members are non-executive directors and two of them including the Chairman are independent.

The fee for each individual director sitting on the Board is HK$150,000. The additional fees for the directors serving in the Audit Committee and the Remuneration Committee are HK$100,000 and HK$50,000 respectively.

Nomination of Directors

There is no nomination committee in the Group for the time being.

Candidates to be nominated as directors are those experienced, high calibre individuals. During the year, appointment of Mr Leslie Chang as new director is put to the full Board for approval. Thereafter, Mr Leslie Chang as the new director is subject to election by shareholders at the first annual general meeting after his appointment.

Auditor's Remuneration

PricewaterhouseCoopers has been appointed by the shareholders annually as CITIC Pacific's external auditors since 1989. During the year, the fees charged to the accounts of the Company and its subsidiaries for PricewaterhouseCoopers' statutory audit amounted to approximately HK$8 million (2004: HK$7 million), in addition approximately HK$1 million (2004: HK$5 million) was charged for other services. The non-statutory audit services mainly consist of special audits, tax compliance and the interim review. The cost of audit services of subsidiaries not performed by PricewaterhouseCoopers amounted to approximately HK$8 million (2004: HK$7 million).

Audit Committee

The Board established an Audit Committee in 1995. The Audit Committee has clear terms of reference and is accountable to the Board. The terms of reference can be found in the Group's website (www.citicpacific.com). It assists the Board in meeting its responsibilities for ensuring an effective system of internal control and compliance, and in meeting its external financial reporting objectives. All Committee members are non-executive directors and two of them including the Chairman are independent. Its current members include:

Mr Alexander Reid Hamilton - Chairman
Mr Hansen Loh Chung Hon
Mr Willie Chang

The Committee members possess diversified industry experience and the Chairman has appropriate professional qualifications and experience in accounting matters. The Committee meets four times each year, together with senior management and auditors, both internal and external. The attendance rate of the members for the four meetings held in 2005 was 100%.

During 2005, the Audit Committee considered the external auditors' projected audit fees; discussed with the external auditors their independence and the nature and scope of the audit; reviewed the interim and annual financial statements, particularly judgmental areas, before submission to the Board; reviewed the internal audit programme, findings and management's response; and reviewed the Group's adherence to various Codes described below. As a result, they recommended the Board to adopt the interim and annual report for 2005.

Internal Controls

The internal control system is designed to facilitate the effectiveness and efficiency of operations, safeguard assets against unauthorized use and disposition, ensure the maintenance of proper accounting records and the truth and fairness of the financial statements, and ensure compliance with relevant legislation and regulations. It provides reasonable, but not absolute, assurance against material mis-statement or loss and the management rather than elimination of risks associated with its business activities.

The Board is responsible for maintaining an adequate system of internal control and for reviewing its effectiveness. Group Internal Audit Department conducts reviews of the effectiveness of the Group's internal control system. The Audit Committee reviews the findings and opinion of Group Internal Audit Department on the effectiveness of the Group's internal control system quarterly and reports to the Board on such reviews.

Internal Audit

The Group Internal Audit Department supports management by carrying out systematic independent reviews of all business units and subsidiaries in the Group over a period of time. The frequency of review is determined after an assessment of the risks involved. The Audit Committee endorses the internal audit programme annually. The Group Internal Auditor has unrestricted access to all parts of the business, and direct access to any level of management including the Chairman, or the Chairman of the Audit Committee, as he considers necessary. The Group Internal Audit Department submits regular reports for the Audit Committee's review in accordance with the approved internal audit programme. Concerns which have been reported by the Group Internal Audit Department are monitored quarterly by management until appropriate remedial actions have been taken.

Codes

To ensure the highest standard of integrity in our businesses, the Group adopted a Code of Conduct defining the ethical standards expected of all employees, and the Group's non-discriminatory employment practices. Training courses on the Code are held regularly for all employees and the Audit Committee receives a report on the operation, and the need for revision, of the Code every year.

Throughout the year of 2005, the Group has complied with the Code Provisions of the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Group has endorsed the guide to good employment practices issued by the Employers' Federation of Hong Kong to promote good and responsible employment standards.

Notifiable Transactions

During the period, CITIC Pacific has issued press announcements in respect of a number of 'notifiable transactions' which can be viewed in the Group's website (www.citicpacific.com).

Fair Disclosure and Investor Relations

CITIC Pacific uses its best endeavours to distribute material information about the Group to all interested parties as widely as possible. When announcements are made through the Hong Kong Stock Exchange the same information will be on its way to journalists and investment analysts where an e-mail address or fax number is known and will be available to shareholders on the Company's website shortly thereafter.

CITIC Pacific recognises its responsibility to explain its activities to those with a legitimate interest and to respond to their questions. Investors are regularly received and visited to explain the Group's businesses. In 2005, CITIC Pacific's management met over 200 investors and investment analysts in our office, as well as during conferences and roadshows in the U.S., Europe, China, Japan and Singapore. In addition, questions received from the general public and individual shareholders were answered promptly. In all cases great care has been taken to ensure that no price sensitive information is disclosed.

Information about CITIC Pacific can be found in the Group's website including descriptions of each business and the Annual Reports for the last seven years.

Financial Reporting

The Directors acknowledge their responsibility for preparing the Company's accounts which give a true and fair view and are in accordance with generally accepted accounting standards published by the Hong Kong Institute of Certified Public Accountants. Appropriate accounting policies are selected and applied consistently; judgments and estimates made are prudent and reasonable. Hong Kong accounting standards have always broadly followed international accounting standards. The Group has changed some of its accounting policies following adoption of new and revised Hong Kong Financial Reporting Standards, including Hong Kong Accounting Standards and applicable Interpretations which came into effect on 1 January 2005. The new and revised accounting standards which have been adopted by the Group are set out in the Significant Accounting Policies of the Notes to the Accounts on page 60. The directors endeavour to ensure a balanced, clear and understandable assessment of the Group's performance, position and prospects in financial reporting.

The responsibilities of the external auditors with respect to financial reporting are set out in the Auditors' Statement on the Summary Financial Report on page 70.

Directors' Report

The Directors have pleasure in presenting to shareholders their report for the year ended 31 December 2005.

Principal Activities

The principal activity of the Company is holding its subsidiary companies and the principal activities of its subsidiary companies and associated companies and their major areas of operation are set out in the Business Review on pages 6 to 33.

Dividends

The Directors declared an interim dividend of HK$0.30 per share in respect of the year ended 31 December 2005 which was paid on 22 September 2005. The Directors recommended, subject to the approval of the shareholders at the forthcoming Annual General Meeting, the payment of a final dividend of HK$0.80 per share in respect of the year ended 31 December 2005 payable on 17 May 2006 to shareholders on the Register of Members at the close of business on 12 May 2006.

Reserves

The amounts and particulars of transfer to and from reserves during the year are set out in Note 8 to the summary financial statements.

Donations

Donations made by the Group during the year amounted to HK$5 million.

Fixed Assets

Movements of fixed assets are set out in the summary financial statements on pages 64 to 67.

Issue of Debt Securities

On 15 February 1996, the Company issued and sold US$100 million aggregate principal amount of its 7.37% Senior Notes due 2006 ('Senior Notes') to financial institutions pursuant to note purchase agreements dated 15 February 1996. All of the Senior Notes were fully redeemed on 15 February 2006.

On 1 June 2001, CITIC Pacific Finance (2001) Limited, a wholly owned subsidiary of the Company, issued and sold a total of US$450 million principal amount of 7.625% guaranteed notes due 2011 ('Guaranteed Notes') for refinancing the indebtedness of the Company and for general corporate purposes, to investors pursuant to the purchase agreements dated 24 May 2001 and 1 June 2001. All of the Guaranteed Notes remained outstanding at the end of the year.

On 26 October 2005, CITIC Pacific Finance (2005) Limited, a wholly owned subsidiary of the Company, issued and sold JPY 8.1 billion in aggregate principal amount of guaranteed floating rate notes due 2035 ('JPY Notes') to investors for general corporate purposes pursuant to a subscription agreement dated 26 October 2005. The coupon and principal of the JPY Notes was swapped into Hong Kong Dollar through cross currency swap and net proceeds equivalent to HK$400 million was received. The JPY Notes holders have a one time right to put the JPY Notes to the issuer at 81.29% of the principal amount together with accrued interest on 28 October 2015. All of the JPY Notes remained outstanding at the end of the year.

Save as aforesaid, neither the Company nor its subsidiary companies have issued any debt securities.

Directors

The Directors of the Company in office during the financial year ended 31 December 2005 were:

Mr Larry Yung Chi Kin
Mr Henry Fan Hung Ling
Mr Peter Lee Chung Hing
Mr Norman Yuen Kee Tong
Mr Vernon Francis Moore
Mr Yao Jinrong
Mr Chang Zhenming, resigned on 15 June 2005
Mr Li Shilin
Mr Carl Yung Ming Jie
Mr Liu Jifu
Mr Leslie Chang Li Hsien, appointed on 1 April 2005
Mr Willie Chang
Mr Hamilton Ho Hau Hay
Mr Alexander Reid Hamilton
Mr Hansen Loh Chung Hon
Mr Norman Ho Hau Chong
Mr André Desmarais
Mr Peter Kruyt (Alternate Director to Mr André Desmarais)

With effect from 1 April 2006, Mr Yao Jinrong will resign as director and Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande will be appointed as executive directors of the Company.

In accordance with Article 95 of the New Articles of Association of the Company, Messrs Chau Chi Yin, Milton Law Ming To and Wang Ande will hold office only until the forthcoming Annual General Meeting and are then eligible for re-election. In addition, pursuant to Article 104(A) of the New Articles of Association of the Company, Messrs Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen Loh Chung Hon shall retire by rotation in the forthcoming Annual General Meeting and all, being eligible, offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to the new independence guidelines under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ('Listing Rules') and that the Company still considers such directors to be independent.

Management Contract

The Company entered into a management agreement with CITIC Hong Kong (Holdings) Limited ('CITIC HK') on 11 April 1991 but with retrospective effect from 1 March 1990 in which CITIC HK agreed to provide management services to the Company and its subsidiary companies for a management fee calculated on a cost basis to CITIC HK payable quarterly in arrears. The management agreement is terminable by two months' notice by either party. Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore and Liu Jifu had indirect interests in the management agreement as they are directors of CITIC HK. A copy of the management agreement will be available for inspection at the Annual General Meeting of the Company to be held on 12 May 2006.

Directors' Interests in Contracts of Significance

None of the directors of the Company has or at any time during the year had, an interest which is or was material, either directly or indirectly, in any contract with the Company or any of its subsidiary companies, which was significant in relation to the business of the Company, and which was subsisting at the end of the year or which had subsisted at any time during the year.

Share Option Plan

The Company adopted the CITIC Pacific Share Incentive Plan 2000 ('the Plan') on 31 May 2000.

Since adoption of the Plan, the Company have granted two lots of share options on 28 May 2002 and 1 November 2004 respectively. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. None of such options were cancelled, but options for 500,000 shares have lapsed during the year up to 31 December 2005.

A summary of the movements during the year ended 31 December 2005 of the share options granted, including those granted under the Plan, is as follows:

A. Directors of the Company

Name of director	Date of grant	Exercise price HK$	Number of Share Options: Balance as at 1.1.05	Granted during the year ended 31.12.05	Exercised during the year ended 31.12.05	Balance as at 31.12.05	Percentage of issued share capital %
Larry Yung Chi Kin	28.5.02	18.2	2,000,000	–	–	2,000,000	
	1.11.04	19.9	2,000,000	–	–	2,000,000	
	5.12.05	20.5	–	100,000,000[1]	–	100,000,000	
						104,000,000	4.743
Peter Lee Chung Hing	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
						2,000,000	0.091
Norman Yuen Kee Tong	28.5.02	18.2	500,000	–	–	500,000	
	1.11.04	19.9	500,000	–	–	500,000	
						1,000,000	0.046
Vernon Francis Moore	28.5.02	18.2	1,000,000	–	–	1,000,000	
	1.11.04	19.9	1,000,000	–	–	1,000,000	
						2,000,000	0.091
Yao Jinrong	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
						800,000	0.036
Chang Zhenming	28.5.02	18.2	500,000	–	–	N/A[2]	N/A
Li Shilin	28.5.02	18.2	300,000	–	–	300,000	0.014
Carl Yung Ming Jie	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
						800,000	0.036
Liu Jifu	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
						800,000	0.036
Leslie Chang Li Hsien	28.5.02	18.2	300,000	–	–	300,000	
	1.11.04	19.9	500,000	–	–	500,000	
						800,000	0.036

Note:

1. *These share options were granted by CITIC HK, a substantial shareholder of the Company, and can be exercised during the period from 5 December 2008 to 4 December 2010.*

2. *The Director has resigned with effect from 15 June 2005.*

B. Employees of the Company working under continuous contracts (as defined in the Employment Ordinance), other than the Directors

Date of grant	Exercise price HK$	Number of Share Options			
		Balance as at 1.1.05	Granted during the year ended 31.12.05	Exercised during the year ended 31.12.05[3]	Balance as at 31.12.05
28.5.02	18.2	2,770,000	–	670,000	2,100,000
1.11.04	19.9	4,380,000	–	110,000	4,270,000

Note:

3. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised is HK$22.67.*

C. Others[4]

Date of grant	Exercise price HK$	Number of Share Options			
		Balance as at 1.1.05	Granted during the year ended 31.12.05	Exercised during the year ended 31.12.05[5]	Balance as at 31.12.05
28.5.02	18.2	800,000[6]	–	–	300,000
1.11.04	19.9	300,000	–	100,000	200,000

Note:

4. *These are in respect of options granted to former director or employees under continuous contract, who have retired or resigned.*

5. *The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised is HK$21.55.*

6. *Out of 800,000 options, 500,000 options have lapsed during the year.*

Directors' Interests in Securities

The interests of the directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 31 December 2005 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. Shares in the Company and Associated Corporation

	Number of Shares				
	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage to the issued share capital %
CITIC Pacific Limited					
Larry Yung Chi Kin		400,381,000			18.258
Henry Fan Hung Ling		1,728,000		44,600,000	2.113
Peter Lee Chung Hing	500,000				0.023
Norman Yuen Kee Tong	33,000				0.002
Vernon Francis Moore				3,200,000	0.146
Liu Jifu	40,000				0.002
Leslie Chang Li Hsien	30,000				0.001
Hansen Loh Chung Hon	1,050,000	500,000[1]	500,000[1]		0.071
André Desmarais	1,488,000	102,242,000[2]	75,000		4.734
Peter Kruyt (alternate director to Mr André Desmarais)	34,100				0.002
Cathay Pacific Airways Limited					
Hansen Loh Chung Hon	450,000				0.013

Note:

1. *The corporate interests and the family interests of the relevant director duplicate each other as the 500,000 shares are held through a company in which the relevant director and his family are interested.*

2. *Out of 102,242,000 shares, 2,012,000 shares are held by a corporation controlled by the relevant director and 100,230,000 shares are held indirectly by a corporation of which the relevant director is the President and Co-Chief Executive Officer.*

2. Share Options in the Company

The interests of the directors in the share options (being regarded as unlisted physically settled equity derivatives) of the Company are stated in detail in the preceding section of Share Option Plan.

Save as disclosed above, as at 31 December 2005, none of the directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the year was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders

As at 31 December 2005, the interests of the substantial shareholders, other than the directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

Name	Number of Shares of the Company	Percentage to the issued share capital %
CITIC Group	632,253,285	28.832
CITIC HK	632,253,285	28.832
Heedon Corporation	496,386,285	22.636
Honpville Corporation	310,988,221	14.181

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

Name of Subsidiary Companies of CITIC HK	Number of Shares of the Company	Percentage to the issued share capital %
Affluence Limited	43,266,000	1.973
Winton Corp.	30,718,000	1.401
Westminster Investment Inc.	101,960,000	4.650
Jetway Corp.	20,462,000	0.933
Cordia Corporation	32,258,064	1.471
Honpville Corporation	310,988,221	14.181
Hainsworth Limited	82,601,000	3.767
Southpoint Enterprises Inc.	10,000,000	0.456

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Share Capital

The Company has not redeemed any of its shares during the year ended 31 December 2005. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the year ended 31 December 2005.

During the year ended 31 December 2005, the Company has issued 880,000 shares under the CITIC Pacific Share Incentive Plan 2000.

Auditors

The accounts for the year have been audited by PricewaterhouseCoopers who shall retire and, being eligible, shall offer themselves for re-appointment.

By Order of the Board,
Larry Yung Chi Kin *Chairman*
Hong Kong, 22 March 2006

Consolidated Profit and Loss Account

for the year ended 31 December 2005

in HK$ million	**2005**	As restated 2004
Turnover	**26,564**	22,912
Cost of Sales	**(21,226)**	(18,064)
Distribution and Selling Expenses	**(824)**	(763)
Other Operating Expenses	**(2,196)**	(2,105)
Change in Fair Value of Investment Properties	**520**	181
Negative Goodwill	**–**	126
Profit from Consolidated Activities	**2,838**	2,287
Share of Results of		
Jointly Controlled Entities	**327**	488
Associated Companies	**1,984**	1,801
Profit before Net Finance Charges and Taxation	**5,149**	4,576
Finance Charges	**(560)**	(410)
Finance Income	**53**	108
Net Finance Charges	**(507)**	(302)
Profit before Taxation	**4,642**	4,274
Taxation	**(345)**	(413)
Profit for the Year	**4,297**	3,861
Attributable to:		
Shareholders of the Company	**3,989**	3,534
Minority Interests	**308**	327
	4,297	3,861
Dividends	**(2,412)**	(2,411)
Earnings per Share for Profit attributable to Shareholders of the Company during the year (HK$)		
Basic	**1.82**	1.61
Diluted	**1.82**	1.61

Consolidated Balance Sheet

as at 31 December 2005

in HK$ million	Note	2005	As restated 2004
Non-Current Assets			
Property, plant and equipment	4	**10,063**	7,344
Investment properties	5	**8,645**	8,115
Properties under development	6	**1,849**	1,672
Leasehold land	7	**1,618**	1,596
Jointly controlled entities		**10,583**	7,852
Associated companies		**23,300**	21,439
Other financial assets		**929**	1,121
Goodwill		**603**	507
Deferred tax assets		**158**	94
Derivative financial instruments		**168**	–
		57,916	49,740
Current Assets			
Properties held for sale		**1,055**	275
Inventories		**3,427**	2,778
Debtors, accounts receivable, deposits and prepayments		**5,691**	4,188
Cash and bank deposits		**2,579**	2,417
		12,752	9,658
Current Liabilities			
Bank loans, other loans and overdrafts			
secured		**183**	104
unsecured		**2,223**	707
Creditors, accounts payable, deposits and accruals		**6,628**	4,742
Provision for taxation		**199**	249
		9,233	5,802
Net Current Assets		**3,519**	3,856
Total Assets Less Current Liabilities		**61,435**	53,596
Non-Current Liabilities			
Long term borrowings		**18,812**	13,769
Deferred tax liabilities		**1,387**	1,328
Derivative financial instruments		**40**	–
		20,239	15,097
Net Assets		**41,196**	38,499
EQUITY			
Share capital		**877**	877
Reserves	8	**36,472**	34,290
Proposed dividend		**1,754**	1,754
Equity attributable to Shareholders of the Company		**39,103**	36,921
Minority Interests		**2,093**	1,578
Total Equity		**41,196**	38,499

Larry Yung Chi Kin
Director

Henry Fan Hung Ling
Director

Notes to the Summary Financial Statements

1 General Information

These summary financial statements from page 58 to 69 are not the Group's statutory financial statements and they do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the full Annual Report.

2 Significant Accounting Policies

Basis of Preparation

These summary financial statements have been prepared from the consolidated financial statements of the Group for the year ended 31 December 2005 ('the Accounts').

The Accounts are consistent with those adopted in the annual accounts for the year ended 31 December 2004 except that the Group has changed some of its accounting policies following its adoption of the new / revised Hong Kong Financial Reporting Standards ('HKFRS'), including all HKASs and applicable Interpretations ('HK(SIC)-Ints, HKFRS-Ints and HK-Ints'), which came into effect on 1 January 2005.

The major changes to accounting policies which have material financial effect on the Group are summarised as follows:

i) Share based payments

In accordance with HKFRS 2, the fair value of share options at grant date are amortised over the relevant vesting periods to the profit and loss account. The Group had no unvested share option outstanding during the year and the policy has been applied from 1 January 2005 onwards.

ii) Financial instruments

Prior to 1 January 2005, derivatives of the Group were not recorded in the financial statements. Following the adoption of HKAS 32 'Financial Instruments: Disclosure and Presentation' and HKAS 39 'Financial Instruments: Recognition and Measurement', all derivatives are stated at fair value. The gain or loss on changes in fair value is recognised generally in the profit and loss account unless the derivative qualifies for hedge accounting. Where a derivative qualifies for hedge accounting and is designated as a cash flow hedge, the effective part and the ineffective part of any unrealised gain or loss on the instrument is recognised directly in hedging reserve and in the profit and loss account respectively. The cumulative gain or loss associated with the effective part of the cash flow hedge recorded in hedging reserve will be recognised in the profit and loss account in the same period or periods during which the gain or loss arising from the hedged transaction is recognised in the profit and loss account.

In prior years, investments held for long term were stated at cost less impairment losses. Since 1 January 2005, such investments have been reclassified as Available-for-sale investments and carried at fair value or cost less impairment loss if their fair value cannot be reliably measured. Gains and losses arising from changes in fair value are recognised in investment revaluation reserve. On the disposal of the investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in investment revaluation reserve will be transferred to the profit and loss account.

2 Significant Accounting Policies *continued*

Basis of Preparation *continued*

iii) Pre-completion contracts for sales of properties under development

In prior years, sales of properties under development was recognised in the profit and loss account over the course of the development by reference to the proportion of construction costs incurred to date to the estimated total construction costs to completion of the development and the extent of the sales proceeds received, after taking into account due allowance for contingencies.

Following the adoption of HK-Int 3 'Revenue – Pre-Completion Contracts for the Sale of Development Properties', revenue from sales of properties under development is only recognised when the significant risks and rewards of ownership have been transferred to the buyer. The Group considers that the significant risks and rewards of ownership are transferred when the buildings contracted for sales are completed and the relevant permits essential for the delivery of the properties have been issued by the authorities.

The Group has chosen not to apply HK-Int 3 retrospectively to pre-completion contracts entered into before 1 January 2005 and will continue to account for those contracts using the method of accounting used prior to 1 January 2005.

iv) Leases

Following the adoption of HKAS 17 'Leases' and HK-Int 4 'Lease – Determination of the Length of Lease Term in respect of Hong Kong Land Leases', leasehold land for own use is reclassified as Leasehold Land and amortised over the period of the lease on a straight line basis. Prepaid land lease is included in Properties Under Development and Properties Held For Sales, of which the amortisation of prepaid land lease is capitalised as part of the building costs during the development period but charged to the profit and loss account for completed properties.

v) Investment properties

In prior years, the change in the fair value of investment properties was recognised in the property valuation reserve. The deficit of this reserve was charged to the profit and loss account and any subsequent increases were credited to the profit and loss account up to the amount previously charged. Following the adoption of HKAS 40 'Investment Property', gains or losses arising from changes in fair value of investment properties are included in the consolidated profit and loss account in the period in which they arise.

vi) Deferred taxation

Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was recognised on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale.

Following the adoption of HK(SIC)-Int 21 'Income Taxes – Recovery of Revalued Non-Depreciable Assets', the deferred tax arising from revaluation of the investment properties is recognised on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the applicable profits tax rate.

2 Significant Accounting Policies *continued*

Basis of Preparation *continued*

The Group has applied the new accounting policies retrospectively except for HKAS 32, HKAS 39, HKAS 40 and HK-Int 3 (Notes 2(ii), (iii) and (v) above refers) which are applied prospectively in accordance with the transitional provisions. These effects are summarised as follows:

in HK$ million	Effects on adopting HKAS 16	HKAS 17	HK(SIC)-Int 21	HKAS 40	HKAS 32 & 39	Total
Effects on periods prior to 2004						
Increase in amortisation of leasehold land	–	(81)	–	–	–	(81)
Increase in deferred tax	–	–	(622)	–	–	(622)
Decrease in share of results of associated companies	(9)	(8)	(204)	–	–	(221)
Decrease in retained profits	(9)	(89)	(826)	–	–	(924)
Effects on 2004						
Increase in amortisation of leasehold land	–	(6)	–	–	–	(6)
Increase in deferred tax	–	–	(39)	–	–	(39)
Decrease in share of results of an associated company	–	(2)	–	–	–	(2)
Decrease for the year ended 31 December 2004	–	(8)	(39)	–	–	(47)
Decrease in retained profits as at 31 December 2004	**(9)**	**(97)**	**(865)**	**–**	**–**	**(971)**
Effects on 1 January 2005						
Decrease in fair value change of financial instruments	–	–	–	–	(20)	(20)
Increase in amortisation of finance charges	–	–	–	–	(3)	(3)
Increase in taxation	–	–	–	–	(14)	(14)
Increase in share of fair value change on investment properties of associated companies	–	–	–	524	–	524
Decrease in share of results of associated companies	–	–	–	–	(26)	(26)
Increase in share of results of jointly controlled entities	–	–	–	–	9	9
Increase / (decrease) in retained profits	–	–	–	524	(54)	470
Decrease in hedging reserve	–	–	–	–	(101)	(101)
Increase in investment revaluation reserve	–	–	–	–	42	42
Increase in share of investment revaluation reserve of associated companies	–	–	–	–	126	126
Decrease in share of fair value change on investment properties of associated companies	–	–	–	(524)	–	(524)
Decrease in hedging reserve of jointly controlled entities	–	–	–	–	(37)	(37)
Decrease in hedging reserve of an associated company	–	–	–	–	(14)	(14)
(Decrease) / Increase in reserves	–	–	–	(524)	16	(508)
Decrease in equity attributable to the shareholders of the Company	**–**	**–**	**–**	**–**	**(38)**	**(38)**
Decrease in equity attributable to the shareholders of the Company as at 1 January 2005	**(9)**	**(97)**	**(865)**	**–**	**(38)**	**(1,009)**

2 Significant Accounting Policies *continued*

Basis of Preparation *continued*

	Effects on adopting					
	HKAS 16	HKAS 17	HK(SIC)-Int 21	HKAS 40	HKAS 32 & 39	Total
Effects on 2005						
Increase in amortisation of leasehold land	–	(4)	–	–	–	(4)
Decrease in deferred tax	–	–	3	–	–	3
Increase in fair value change of financial instruments	–	–	–	–	62	62
Increase in fair value change on investment properties and related deferred tax	–	–	(70)	520	–	450
Increase in share of fair value change on investment properties and related deferred tax of associated companies	–	–	(39)	372	–	333
Decrease in share of results of associated company	–	(2)	–	–	–	(2)
(Decrease) / increase in profit for the year	**–**	**(6)**	**(106)**	**892**	**62**	**842**

The effect of Prior Year Adjustments on basic and diluted earnings per share is immaterial.

3 Directors Emoluments

The remuneration of every Director for the year ended 31 December 2005 is set out below:

in HK$ million Name of Director	Fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Retirement benefits	2005 Total	2004 Total
Larry Yung Chi Kin*	0.15	3.20	25.60	0.01	**28.96**	30.29
Henry Fan Hung Ling*	0.15	2.98	21.80	0.01	**24.94**	25.85
Peter Lee Chung Hing*	0.15	1.69	17.00	0.07	**18.91**	19.94
Norman Yuen Kee Tong*	0.15	4.29	5.00	0.14	**9.58**	10.08
Vernon Francis Moore*	0.15	1.99	4.00	0.01	**6.15**	14.26
Carl Yung Ming Jie*	0.15	0.84	1.50	0.04	**2.53**	2.53
Yao Jinrong*	0.15	0.64	1.50	–	**2.29**	2.23
Leslie Chang Li Hsien*	0.11	1.05	6.00	0.07	**7.23**	–
Li Shilin*	0.15	0.49	1.00	–	**1.64**	1.64
Liu Jifu*	0.15	0.50	5.00	–	**5.65**	5.66
Chang Zhenming	0.07	0.36	–	–	**0.43**	1.64
Willie Chang	0.30	–	–	–	**0.30**	0.30
Hamilton Ho Hau Hay	0.15	–	–	–	**0.15**	0.15
Alexander Reid Hamilton	0.30	–	–	–	**0.30**	0.30
Hansen Loh Chung Hon	0.25	–	–	–	**0.25**	0.25
Norman Ho Hau Chong	0.20	–	–	–	**0.20**	0.20
Andrè Desmarais	0.15	–	–	–	**0.15**	0.15
	2.88	18.03	88.40	0.35	**109.66**	115.47

3 Directors Emoluments *continued*

The five highest paid individuals of the Group during the year were also directors and their emoluments are reflected in the analysis presented above.

During the year, no share options were granted (2004: 7,600,000) to directors of the Company under the CITIC Pacific Share Incentive Plan 2000.

The executive directors as marked '*' of the above being considered as key management personnel of the Group.

4 Property, Plant and Equipment

Group

in HK$ million	Self-used properties	Vehicular tunnel	Plant and machinery	Others	Total
Cost					
At 1 January 2004, as previously reported	3,611	1,983	2,237	2,417	10,248
Transfer to leasehold land	(1,373)	–	–	–	(1,373)
As restated	2,238	1,983	2,237	2,417	8,875
Exchange adjustments	7	–	4	10	21
Additions					
through acquisition of subsidiary companies	–	–	954	17	971
others	130	9	551	666	1,356
Disposals					
through disposal of subsidiary companies	(29)	–	(33)	(23)	(85)
others	(15)	–	(40)	(85)	(140)
Reclassification	32	–	196	(228)	–
Impairment loss	–	–	–	(1)	(1)
At 31 December 2004	2,363	1,992	3,869	2,773	10,997
Accumulated depreciation					
At 1 January 2004, as previously reported	665	622	824	1,247	3,358
Transfer to leasehold land	(179)	–	–	–	(179)
As restated	486	622	824	1,247	3,179
Exchange adjustments	2	–	1	3	6
Charge for the year	49	92	215	234	590
Written back on disposals					
through disposal of subsidiary companies	(11)	–	(14)	(10)	(35)
others	(7)	–	(22)	(58)	(87)
At 31 December 2004	519	714	1,004	1,416	3,653
Net book value					
At 31 December 2004	1,844	1,278	2,865	1,357	7,344

4 Property, Plant and Equipment *continued*

Group *continued*

in HK$ million	Self-used properties	Vehicular tunnel	Plant and machinery	Others	Total
Cost					
At 1 January 2005, as previously reported	**4,165**	**1,992**	**3,869**	**2,773**	**12,799**
Transfer to leasehold land	**(1,802)**	**–**	**–**	**–**	**(1,802)**
As restated	**2,363**	**1,992**	**3,869**	**2,773**	**10,997**
Exchange adjustments	**16**	**–**	**83**	**18**	**117**
Additions					
through acquisition of subsidiary companies	**491**	**–**	**1,095**	**3**	**1,589**
others	**30**	**8**	**413**	**1,533**	**1,984**
Disposals					
through disposal of subsidiary companies	**–**	**–**	**–**	**(31)**	**(31)**
others	**(10)**	**–**	**(42)**	**(210)**	**(262)**
Transfer to investment properties	**(32)**	**–**	**–**	**–**	**(32)**
Reclassification	**308**	**–**	**(139)**	**(169)**	**–**
At 31 December 2005	**3,166**	**2,000**	**5,279**	**3,917**	**14,362**
Accumulated depreciation					
At 1 January 2005, as previously reported	**725**	**714**	**1,004**	**1,416**	**3,859**
Transfer to leasehold land	**(206)**	**–**	**–**	**–**	**(206)**
As restated	**519**	**714**	**1,004**	**1,416**	**3,653**
Exchange adjustments	**2**	**–**	**24**	**6**	**32**
Charge for the year	**69**	**94**	**347**	**264**	**774**
Written back on disposals					
through disposal of subsidiary companies	**–**	**–**	**–**	**(4)**	**(4)**
others	**(5)**	**–**	**(21)**	**(130)**	**(156)**
Reclassification	**1**	**–**	**(1)**	**–**	**–**
At 31 December 2005	**586**	**808**	**1,353**	**1,552**	**4,299**
Net book value					
At 31 December 2005	**2,580**	**1,192**	**3,926**	**2,365**	**10,063**

5 Investment Properties

in HK$ million	**2005**	2004
At 1 January	**8,115**	7,923
Exchange adjustments	**(35)**	11
Additions	**–**	1
Disposals	**(3)**	(1)
Change in fair value of investment properties	**520**	181
Transfer from properties held for sale	**6**	–
Transfer from property, plant and equipment	**32**	–
Transfer from properties under development	**2**	–
Transfer from leasehold land	**8**	–
At 31 December	**8,645**	8,115

6 Properties under Development

The Group's interests in properties under development are analysed as follows:

in HK$ million	**2005**	2004
Cost		
At 1 January	**1,707**	713
Prior years adjustment		
Capitalisation of amortisation of leasehold land	**18**	8
Amortisation of leasehold land	**(53)**	(42)
As restated	**1,672**	679
Exchange adjustments	**18**	–
Additions		
through acquisition of subsidiary companies	**271**	–
others	**1,323**	1,224
Capitalised leasehold land amortisation	**27**	10
Disposals		
through disposal of subsidiary companies	**(520)**	–
others	**(56)**	(230)
Amortisation of leasehold land	**(27)**	(11)
Transfer to investment properties	**(2)**	–
Transfer to properties held for sale	**(857)**	–
Net book value		
At 31 December	**1,849**	1,672

7 Leasehold Land

The Group's interests in leasehold land represent prepaid operating lease payments and their net book value are analysed as follows:

in HK$ million	**2005**	2004
Cost		
At 1 January	**1,596**	1,194
Exchange adjustments	**13**	–
Additions		
through acquisition of subsidiary companies	**30**	–
others	**21**	429
Transfer to investment properties	**(8)**	–
Amortisation of leasehold land	**(34)**	(27)
Net book value		
At 31 December	**1,618**	1,596

8 Reserves

Group

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Exchange fluctuation reserve	General reserve	Retained profits	Total
At 1 January 2004, as previously reported	24,782	19	(2,499)	523	(194)	182	12,860	35,673
Prior year adjustments								
Deferred tax arising from fair value change of investment properties	–	–	–	–	–	–	(622)	(622)
Amortisation of leasehold land	–	–	–	–	–	–	(81)	(81)
Share of associated companies								
Deferred tax arising from fair value change of investment properties	–	–	–	–	–	–	(204)	(204)
Amortisation of leasehold land	–	–	–	–	–	–	(8)	(8)
Adjustment on property, plant and equipment	–	–	–	–	–	–	(9)	(9)
As restated	24,782	19	(2,499)	523	(194)	182	11,936	34,749
Share of reserves of associated companies	–	–	–	1	(131)	–	–	(130)
Share of reserves of jointly controlled entities	–	–	–	–	–	11	–	11
Exchange translation differences	–	–	–	–	2	–	–	2
Issue of shares pursuant to the Plan	66	–	–	–	–	–	–	66
Reserves written back on disposal	–	–	5	–	(2)	(2)	–	1
Transfer from profits	–	–	–	–	–	53	(53)	–
Profit attributable to shareholders of the Company	–	–	–	–	–	–	3,534	3,534
Dividends	–	–	–	–	–	–	(2,189)	(2,189)
At 31 December 2004	24,848	19	(2,494)	524	(325)	244	13,228	36,044

8 Reserves *continued*

Group *continued*

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	General reserve	Retained profits	Total
Representing									
At 31 December 2004 after proposed final dividend									34,290
2004 Final dividend proposed									1,754
									36,044
Retained by									
Company and subsidiary companies	24,848	19	(2,494)	–	–	6	226	8,133	30,738
Jointly controlled entities	–	–	–	–	–	–	15	660	675
Associated companies	–	–	–	524	–	(331)	3	4,435	4,631
	24,848	19	(2,494)	524	–	(325)	244	13,228	36,044

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	Hedging reserve	General reserve	Retained profits	Total
At 1 January 2005, as previously reported	**24,848**	**19**	**(2,494)**	**524**	**–**	**(325)**	**–**	**244**	**14,199**	**37,015**
Prior year adjustments										
Deferred tax arising from fair value change of investment properties	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(661)**	**(661)**
Amortisation of leasehold land	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(87)**	**(87)**
Share of associated companies										
Deferred tax arising from fair value change of investment properties	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(204)**	**(204)**
Amortisation of leasehold land	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(10)**	**(10)**
Adjustment on property, plant and equipment	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(9)**	**(9)**
As restated, before opening adjustments	**24,848**	**19**	**(2,494)**	**524**	**–**	**(325)**	**–**	**244**	**13,228**	**36,044**
Opening adjustment for the adoption of HKAS 39	**–**	**–**	**–**	**–**	**168**	**–**	**(152)**	**–**	**(54)**	**(38)**
Opening adjustment for the adoption of HKAS 40	**–**	**–**	**–**	**(524)**	**–**	**–**	**–**	**–**	**524**	**–**
At 1 January, as restated	**24,848**	**19**	**(2,494)**	**–**	**168**	**(325)**	**(152)**	**244**	**13,698**	**36,006**

8 Reserves *continued*

Group *continued*

in HK$ million	Share premium	Capital redemption reserve	Goodwill	Investment property revaluation reserve	Investment revaluation reserve	Exchange fluctuation reserve	Hedging reserve	General reserve	Retained profits	Total
At 1 January, as restated	**24,848**	**19**	**(2,494)**	**–**	**168**	**(325)**	**(152)**	**244**	**13,698**	**36,006**
Share of reserves of associated companies	–	–	–	–	(67)	–	350	–	–	283
Share of reserves of jointly controlled entities	–	–	–	–	–	–	40	–	–	40
Exchange translation differences	–	–	–	–	–	158	–	–	–	158
Gain on cash flow hedge of financial instruments	–	–	–	–	–	–	163	–	–	163
Fair value loss on other financial assets	–	–	–	–	(17)	–	–	–	–	(17)
Transfer from profits	–	–	–	–	–	–	–	57	(57)	–
Issue of shares pursuant to the Plan	16	–	–	–	–	–	–	–	–	16
Profit attributable to shareholders of the Company	–	–	–	–	–	–	–	–	3,989	3,989
Dividends	–	–	–	–	–	–	–	–	(2,412)	(2,412)
At 31 December 2005	**24,864**	**19**	**(2,494)**	**–**	**84**	**(167)**	**401**	**301**	**15,218**	**38,226**
Representing										
At 31 December 2005 after proposed final dividend										36,472
2005 Final dividend proposed										1,754
										38,226
Retained by										
Company and subsidiary companies	24,864	19	(2,494)	–	25	164	62	283	7,305	30,228
Jointly controlled entities	–	–	–	–	–	–	3	15	996	1,014
Associated companies	–	–	–	–	59	(331)	336	3	6,917	6,984
	24,864	19	(2,494)	–	84	(167)	401	301	15,218	38,226

9 Post Balance Sheet Events

On 20 January 2006, the Company entered into joint venture agreements and a framework agreement with PRC parties in relation to Phase 2 and Phase 3 of the Shanghai Shipyard Land Development Project respectively. Under the agreements, the Company agreed to make a total investment of approximately HK$2.37 billion for Phase 2 and approximately HK$3.53 billion for Phase 3.

On the same date, a wholly-owned subsidiary of the Company disposed an interest in a property company for a consideration of HK$6.18 billion (subject to completion adjustment).

Auditors' Statement on the Summary Financial Report

Auditors' statement on the summary financial report to the shareholders of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

We have examined the summary financial report of CITIC Pacific Limited for the year ended 31 December 2005 on pages 1 to 69 and the front and back cover pages.

Respective Responsibilities of Directors and Auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2005, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2005 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standards on Auditing and with reference to Practice Note 710 'The auditors' statement on the summary financial report' issued by the Hong Kong Institute of Certified Public Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2005 and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Opinion

Based on the foregoing, in our opinion the summary financial report on pages 1 to 69 and the front and back cover pages:

a) is consistent with the annual accounts and the auditors' report thereon and the directors' report of CITIC Pacific Limited for the year ended 31 December 2005 from which it is derived; and

b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of CITIC Pacific Limited for the year ended 31 December 2005 and have issued an auditors' report thereon dated 22 March 2006 which is unqualified or otherwise unmodified.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2006

Definition of Terms

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all businesses	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

Ratios

Earnings per share

$$= \frac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

Shareholders' funds per share

$$= \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

Leverage

$$= \frac{\text{Net debt}}{\text{Total capital}}$$

Cashflow per share

$$= \frac{\text{Cash contributed from all businesses}}{\text{Total issued and fully paid shares at end of the year}}$$

Interest cover

$$= \frac{\text{EBITDA}}{\text{Interest expense}}$$

Corporate Information

Headquarters and Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong
Telephone: 2820 2111 Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depository Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tengis Limited, 26th Floor, Tesbury Centre 28 Queen's Road East, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register: 4 May 2006 to 12 May 2006
Annual General Meeting: 12 May 2006, 10:30 a.m.
Island Ballroom, Level 5, Island Shangri-La Hotel,
Two Pacific Place, Supreme Court Road,
Hong Kong
Final Dividend Payable: 17 May 2006

Shareholders may at any time choose to receive the Summary Financial Report or the Annual Report in printed form or to rely on their versions posted on the Company's website. They may also at any time choose to receive the Summary Financial Report or the Annual Report in place of the other. Shareholders may change their choice on these matters by writing to the Company's Share Registrars, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

If Shareholders have already chosen to reply on the versions of the Summary Financial Report or the Annual Report posted on the Company's website and have difficulty in gaining access to those documents, they will, promptly upon request, be sent those documents in printed form free of charge. Please send the request to the Company's Share Registrars.

CITIC Pacific Ltd
32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com

Stock Code: 0267